UPDATE OF THE DOCUMENT DE REFERENCE

(registered with the Commission des opérations de bourse

on April 23, 2002 under number R.02-073)

The present document is a translation of the French “Actualisation du document de référence” filed with the Commission des opérations de bourse on November 12, 2002.

EX-99.1

I. PERSON RESPONSIBLE FOR THE DOCUMENT DE REFERENCE AND PERSONS RESPONSIBLE FOR
AUDITING THE FINANCIAL STATEMENTS

I.1. PERSON RESPONSIBLE FOR THE DOCUMENT

JEAN-RENÉ FOURTOU, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Statement of the Chairman and Chief Executive Officer

“To our knowledge, the data in this document de référence fairly reflect the present situation; they include the information necessary for investors to make a judgment concerning the holdings, business, financial position, earnings and outlook of Vivendi Universal and concerning the rights attached to the securities offered; these data contain no omission that might alter their scope.”

Jean-René Fourtou

Chairman and Chief Executive Officer

I.2. PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

STATUTORY AUDITORS

RSM SALUSTRO REYDEL

8 avenue Delcassé — 75378 Paris Cedex 08
Represented by Bernard Cattenoz and Bertrand Vialatte
Date of first appointment: Shareholders’ Meeting of June 15, 1993
Date of current appointment: Shareholders’ Meeting of June 7, 1999
Expiration of current appointment: at the end of the Shareholders’ Meeting convened to approve the financial statements for fiscal year 2004

BARBIER FRINAULT & Cie

20 place de la Défense — 92050 Paris La Défense
Represented by Jean Bouquot and Alain Grosmann
Appointed by the Shareholders’ Meeting of June 15, 2000
Expiration of current appointment: at the end of the Shareholders’ Meeting convened to approve the financial statements for fiscal year 2005

ALTERNATE AUDITORS

Hubert LUNEAU

8 avenue Delcassé — 75008 Paris
Appointed by the Shareholders’ Meeting of June 7, 1999
Expiration of current appointment: at the end of the Shareholders’ Meeting convened to approve the financial statements for fiscal year 2004

Maxime PETIET

Tour Franklin — La Défense 8 — 92042 Paris La Défense Cedex
Appointed by the Shareholders’ Meeting of June 15, 2000
Expiration of current appointment: at the end of the Shareholders’ Meeting convened to approve the financial statements for fiscal year 2005

Vivendi Universal

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AUDITORS’ OPINION

As the Statutory Auditors of Vivendi Universal and in accordance with regulation COB 98-01, we have verified the information on the financial position and historical financial statements provided in the “document de référence” filed with the COB under number R.02-073, and the accompanying updated registration statement, in accordance with the auditing standards generally accepted in France.

These documents have been prepared under the responsibility of the Chairman of the Board of Vivendi Universal. Our responsibility is to report on the fairness of the information presented in the “document de référence” relating to the financial statements.

Salustro Reydel audited the annual statutory financial statements of Vivendi(1) for the year ending December 31, 1999. We audited the annual statutory financial statements of Vivendi Universal for the years ending December 31, 2000 and December 31, 2001. We audited the consolidated financial statements of Vivendi(1) for the year ending December 31, 1999. We audited the consolidated financial statements of Vivendi Universal for the years ending 31 December 2000 and 31 December 2001, in accordance with the auditing standards generally accepted in France.

We reported on the fairness of the information reported in the “document de référence” on 23 April 2002, in which we concluded that the information presented in the statement concerning the financial position and financial statements required the following observations:

•	With regard to the fair presentation of the financial information and accounting information on the consolidated financial statements for the years ending December 31, 1999 and December 31, 2000, we had the same comments to make as those included in the independent public accountants’ report on the document de référence filed with the Commission des Opérations de Bourse on 17 April 2001 under number R.01-116. These comments concerned changes in accounting policies.

•	With regard to the consolidated financial statements for the year ending 31 December 2001, we drew your attention to:

–	The sub-section “Changes in Accounting Principles and Financial Statement Presentation” of the section of the notes “Summary of Significant Accounting Policies and Practices” which states the changes in presentation of the Consolidated Statement of Income, Consolidated Statement of Cash Flows and the change in the definition of the exceptional items.

–	The note 14 in the paragraph regarding the sale of BSkyB shares which states that your Company decided to approach the Securities and Exchange Commission (SEC) in order to validate the accounting treatment of this operation according to American accounting principles, as analysed by us.

We conducted our work in accordance with auditing standards generally accepted in France. Those standards require that we:

•	verify that no events occurred subsequent to the date of our report, which may call into question the fair presentation of the information provided in the “document de référence” regarding the financial position and financial statements and which have not been updated,

•	examine the information provided on the financial position and financial statements in the updated registration statement to assess whether it is a fair presentation and is in conformity with the financial statements on which we issued a report. Our work also consists in examining other information in the updated registration statement to identify, where appropriate, any significant inconsistencies with the financial position and financial statements of the company, and to draw attention to clear misstatements identified on the basis of the general knowledge of the company we acquired during our assignment. With regard to isolated fore casts obtained from structured

(1)	Taken over by its subsidiary Vivendi Universal, after the Vivendi-Canal+-Seagram merger was finalized on 8 December 2000.

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calculations and in particular relative to the entities in the process of being disposed included in paragraph 7.7 of the update, we took into consideration the assumptions adopted by management and the related figures.

In accordance with auditing standards generally accepted in France, we conducted a limited review of the statements of business activities and income, presented in the form of consolidated interim financial statements for the six month period from January 1, 2002 to June 30, 2002, which were prepared by the Board of Directors, in accordance with the accounting principles generally accepted in France. Our limited review report drew your attention to:

•	the sub-section “Acquisition of the Entertainment Assets of USA Networks, Inc.” of note 2 “Goodwill” of the notes, which states the final purchase price allocation of this company will be determined within one year from the date of the acquisition,

•	the sub-section “Exceptional Impairment of Goodwill and Assets” of note 2 “Goodwill” of the notes, which states that an exceptional goodwill impairment charge of €11 billion and a financial charge of €3.4 billion were recorded in the consolidated financial statements in view of the deterioration of the economy since December 2001 and the increase in the cost of capital of the company. The impairment charge recorded as of June 30, 2002 resulted from the valuation ranges defined by independent experts or analysts and the disposal assumptions made by the management of the company.

On the basis of our diligences, we have no other comments to make as to the fair presentation of the information provided on the financial situation and the financial statements, presented in the “document de référence” and its update.

Paris La Défense and Paris, November 12, 2002

The Statutory Auditors

Barbier Frinault & Cie Ernst & Young Network	RSM Salustro Reydel

Jean Bouquot	Alain Grosmann	Bernard Cattenoz	Bertrand Vialatte

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I.5. PERSONS RESPONSIBLE FOR THE INFORMATION

Jacques ESPINASSE

Senior Executive Vice-President, Chief Financial Officer
Telephone: 33.01.71.71.17.13

Jean-François DUBOS

Executive Vice-President and General Counsel
Telephone: 33.01.71.71.17.05

Michel BOURGEOIS

Executive Vice-President, Corporate Communications
Telephone: 33.01.71.71.17.04

Address:

Corporate Offices: 42, avenue de Friedland — 75008 Paris

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II. SUPPLEMENT TO THE DOCUMENT DE REFERENCE

CHAPTER VII. RECENT EVENTS AND OUTLOOK

7.1. COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF APRIL 24, 2002 AND SEPTEMBER 21, 2000 (SOFIEE)

7.1.1. Authorizations granted to the Board of Directors of Vivendi Universal

Status of Authorizations Approved by the Combined Ordinary and Extraordinary Shareholders’ Meetings of April 24, 2002 and September 21, 2000 (Sofiée)

ISSUES WITH PREEMPTIVE RIGHT

Term of
	Source	authorization	Maximum nominal amount
Securities	(Resolution No.)	and expiration	of capital increase*

Capital increase, all securities combined(1)	12th	26 months (June 2004)	3

Capital increase through capitalization of reserves (1)	11th	26 months (June 2004)	1 this amount is charged against the amount above

ISSUES WITHOUT PREEMPTIVE RIGHT

Term of
	Source	authorization	Maximum nominal amount
Securities	(Resolution No.)	and expiration	of capital increase*

Capital increase, all securities combined(1)	5th (SM of 9/21/2000)	26 months (November 2002)	3 (primary issue) 2 (secondary issue)

TRADITIONAL BONDS

		Term of
	Source	authorization
Securities	(Resolution No.)	and expiration	Maximum issue amount*

Bonds and Subordinated securities (TSDI)(1)	8th	26 months (June 2004)	7

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ISSUES RESERVED FOR EMPLOYEES

Term of
	Source	authorization
Securities	(Resolution No.)	and expiration	Features

Capital increase through the Group Savings Plan (PEG)(2)	14th	26 months (June 2004)	Less than 10% of the capital on the date of the Board of Directors’ decision

ESPP(1)	15th	36 months (April 2005)	1% per year of the capital on the date of the Board of Directors’ decision

Stock-options(3)	7th (SM of 9/21/ 2000)	3 years (December 2003)	3.5% maximum of the capital on the date of the Board of Directors’ decision

STOCK BUYBACK PLAN

Term of the
	Source	authorization
Securities	(Resolution No.)	and expiration	Features

Stock buyback(4)	9th	18 months (October 2003)	Maximum purchase price: €150 Minimum sale price: €30

Share cancellation(5)	10th	24 months	10% of capital stock

*	in billions of €

(1)	not used
(2)	used up to 0.37%
(3)	used up to 3.29%. Balance: 0.21% of the capital, i.e. 2.3 million options
(4)	used up to 0.17%
(5)	During the last 24 months, 22 million treasury shares have been cancelled; in addition, the Board of Directors in its meeting on August 13, 2002 approved the cancellation of 20,865,167 shares before December 31, 2002.

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7.1.2. Payment of the dividend for fiscal year 2001

May 13, 2002. Net dividend: €1 per share.

7.2. BOARD OF DIRECTORS

7.2.1. Resignations or dismissal since April 24, 2002

Pierre Lescure was dismissed from his position as a Director of Vivendi Universal by the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 24, 2002; his position as Executive Vice-President ended on the same date.

Since the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 24, 2002, the following Directors have submitted their resignations:

•	Jean-Louis Beffa and René Thomas on April 25, 2002

•	Philippe Foriel-Destezet on June 1, 2002

•	Bernard Arnault on June 24, 2002

•	The Board Meeting of July 3, 2002, duly recorded the resignation of Jean-Marie Messier as Chairman and Chief Executive Officer and Director of Vivendi Universal.

•	Esther Koplowitz, Richard Brown, Eric Licoys, Samuel Minzberg, Simon Murray and Serge Tchuruk on September 25, 2002

7.2.2. Appointments since April 24, 2002

Since the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 24, 2002, the Board of Directors has appointed the following persons to the Board:

•	On June 25, 2002, Dominique Hoenn, Chief Executive Officer of BNP Paribas, was appointed to replace Bernard Arnault.

•	On July 3, 2002, Jean-René Fourtou, Vice-Chairman of the Supervisory Board of Aventis was appointed to replace Jean-Marie Messier; Claude Bébéar, Chairman of the Supervisory Board of AXA was appointed to replace Jean-Louis Beffa; Gerhard Kleisterlee, Chief Executive Officer of Philips was appointed to replace Philippe Foriel-Destezet.

On the same date, the Board of Directors unanimously appointed Jean-René Fourtou as Chairman and Chief Executive Officer of Vivendi Universal.

•	On September 25, 2002, Fernando Falco y Fernandez de Cordoba was appointed to replace Esther Koplowitz.

In addition, the Board Meeting on July 3, 2002, authorized the formation of two new non-permanent Committees:

•	a Finance Committee, chaired by Claude Bébéar, and also comprised with Marie-Josée Kravis and Dominique Hoenn; this Committee is responsible for all financial issues, short-term financing, the structure of medium-term financing, risks and the liabilities of the company;

•	a Strategic Committee chaired by Mr. Henri Lachmann, and also comprised of Gerhard Kleisterlee, Jean-Marc Espalioux and Jacques Friedmann; this Committee shall review the various scenarios possible for refocusing the group’s operations and disposal of assets.

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Since September 25, 2002, the membership of the Board of Directors is as follows:

Names of the Directors	Age	Position	Expiration of term

FOURTOU, Jean-René	63	Chairman-Chief Executive Officer	2004 SM/fiscal year 2003

BRONFMAN Jr., Edgar	47	Director Vice-Chairman	2004 SM/fiscal year 2003

BEBEAR, Claude	67	Director	2004 SM/fiscal year 2003

BRONFMAN, Edgar M	73	Director	2004 SM/fiscal year 2003

ESPALIOUX, Jean-Marc	50	Director	2004 SM/fiscal year 2003

FALCO, Fernando	63	Director	2006 SM/fiscal year 2005

FRIEDMANN, Jacques	70	Director	2004 SM/fiscal year 2003

HOENN, Dominique	62	Director	2006 SM/fiscal year 2005

KLEISTERLEE, Gerhard	56	Director	2004 SM/fiscal year 2003

KRAVIS, Marie-Josée	53	Director	2005 SM/fiscal year 2004

LACHMANN, Henri	64	Director	2004 SM/fiscal year 2003

VIENOT, Marc	73	Director	2004 SM/fiscal year 2003

Principal positions held by the Directors

Jean-René FOURTOU

CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF VIVENDI UNIVERSAL

Chairman of the Supervisory Board of:

•	Vivendi Environnement

•	Groupe Canal+

Chief Executive Officer of:

•	USI Entertainment Inc. (USA)

Vice-Chairman of the Board of Directors of:

•	AXA Conseil Vie Assurance Mutuelle

•	AXA Assurances IARD Mutuelle

•	AXA Assurances Vie Mutuelle

•	AXA Courtage Assurance Mutuelle

Vice-Chairman of the Supervisory Board of:

•	AXA

•	Aventis

Member of the Board of Directors of:

•	Cap Gemini

•	EADS (Netherlands)

•	AXA Financial Inc. (USA)

•	The Equitable Life Assurance Society of the United States (USA)

•	Rhône Poulenc Pharma

•	Rhône Poulenc AGCO Limited

Member of the Board of Directors of:

•	USA Interactive (USA)

Member of the Supervisory Board of:

•	AXA Financial (United States)

Permanent Representative of AXA Assurances IARD Mutuelle on the Board of Directors of:

•	Finaxa

on the Management Committee of:

•	AXA Millésimes

Permanent Representative of AXA Millésimes on the Board of:

•	SA Château Suduiraut

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Edgar BRONFMAN, Jr.

VICE-CHAIRMAN OF VIVENDI UNIVERSAL

Member of the Board of Directors of:

•	The New York University Medical Center

•	The Wharton School of the University of Pennsylvania

•	Board of Governors of The Joseph H. Lauder Institute of Management & International Studies at the University of Pennsylvania

•	Equitant, Inc.

Claude BEBEAR

CHAIRMAN OF THE SUPERVISORY BOARD OF AXA

Chairman of the Board of Directors of Finaxa

Member of the Board of Directors of:

•	BNP Paribas

•	Schneider Electric

Member of the Supervisory Board of:

•	AXA Financial (United States)

Edgar M. BRONFMAN

Chairman of:

•	World Jewish Congress

•	World Jewish Restitution Organization

•	Foundation for Jewish Campus Life (Hillel)

•	Presidential Advisory Commission on Holocaust Assets in the United States

•	The Samuel Bronfman Foundation, Inc

•	Anti-Defamation League, NY Appeal

Member of the Board of Directors of:

•	American Society for Technion

•	Weizmann Institute of Science, American Committee

Member of:

•	Council on Foreign Relations

•	Foreign Policy Association

•	Museum of Jewish Heritage

Jean-Marc ESPALIOUX

CHAIRMAN OF THE MANAGEMENT BOARD OF ACCOR

Member of the Supervisory Board and Chairman of the Accounting Committee of Vivendi Environnement

Member of the Board of Directors of:

•	Fiat France

•	Air France

Fernando FALCO Y FERNANDEZ DE CORDOVA

Chairman of:

•	RACE

•	Groupe de Vins René Barbier

Vice-Chairman of:

•	Conseil du Tourisme et de l’Automobile de FIA

•	Banco de Extremadura

Member of the Board of Directors of:

•	various businesses of Banco de Extremadura

Jacques FRIEDMANN

Member of the Board of Directors of:

•	BNP Paribas

•	Total Fina Elf

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Dominique HOENN

CHAIRMAN OF THE BOARD OF DIRECTORS OF PARIBAS INTERNATIONAL

Chairman of the Supervisory Board of:

•	BNP Paribas Securities Services

•	BNP Private Equity

Member of the Board of Directors of:

•	Euronext Paris SA

•	BNP Paribas Luxembourg SA (Luxembourg)

•	BNP Paribas Suisse (Switzerland)

•	Clearstream International (Luxembourg)

•	COBEPA (Belgium)

Permanent Representative of BNP Paribas on the Boards of Directors of:

•	Compagnie d’Investissement de Paris

•	Financière BNP

Gerhard KLEISTERLEE

CHAIRMAN-CHIEF EXECUTIVE OFFICER OF ROYAL PHILIPS ELECTRONIC

Marie-Josée KRAVIS

Member of the Board of Directors of:

•	The Canadian Imperial Bank of Commerce,

•	Hollinger International Inc,

•	The Ford Motor Company,

Member of the Board of Trustees of:

•	The Hudson Institute,

•	The Museum of Modern Art (New York),

•	Institute for Advanced Study (Princeton)

Senior Fellow on the Council on Foreign Relations

Member of the U.S. Secretary of Energy’s Advisory Board

Henri LACHMANN

CHAIRMAN-CHIEF EXECUTIVE OFFICER OF SCHNEIDER ELECTRIC

Member of the Board of Directors of:

•	various subsidiaries of the AXA group and FINAXA

•	A.N.S.A (Association Nationale des Sociétés par Actions)

•	Formelac

Member of the Supervisory Board of:

•	AXA

•	Groupe Norbert Dentressangle

Marc VIENOT

CHAIRMAN EMERITUS AND DIRECTOR OF SOCIÉTÉ GÉNÉRALE

Chairman of the Supervisory Board of:

•	Aventis

Chairman of Paris Europlace

Member of the Board of Directors of:

•	Alcatel

•	Société Générale Marocaine de Banque

•	Ciments Français

7.3. MANAGEMENT

On July 17, 2002, Jacques Espinasse was appointed Senior Executive Vice-President and Chief Financial Officer.

On August 13, 2002, Jean-Bernard Lévy was appointed Senior Executive Vice-President.

On September 5, 2002, Robert de Metz was appointed Executive Vice-President, disposals, mergers and acquisitions.

On September 24, 2002, René Pénisson was appointed Adviser to the Chairman, responsible for issues relating to

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the organization of the group, human resources, and corporate relations.

EXECUTIVE MANAGEMENT

Chairman and Chief Executive Officer	Jean-René Fourtou

Senior Executive Vice-President	Jean-Bernard Lévy

Executive Vice-President	Robert de Metz

Senior Executive Vice-President and Chief Financial Officer	Jacques Espinasse

Senior Executive Vice-President, Human Resources	Andrew J. Kaslow

Executive Vice-President and General Counsel	Jean-François Dubos

Executive Vice-President, Corporate Communications	Michel Bourgeois

7.4. CHANGES IN CAPITAL STOCK

The Board of Directors, in its meeting dated April 24, 2002:

Noted:

•	the creation on April 23, 2002 of 961,530 new shares as a result of the exercise of stock options and the redemption of convertible bonds;

•	the recombination on April 23, 2002 of the bare ownership and the beneficial ownership of 351,988 shares split to allow the exchange transactions within the Sofiée/Vivendi/ Seagram merger;

Approved:

•	the cancellation of the 351,988 recombined shares, resulting in a total capital reduction of €1,935,934.

As a result, the capital stock as of April 24, 2002 was €5,985,697,866.50, divided into 1,088,308,703 shares with a par value of €5.50.

The Board of Directors, in its meeting dated June 25, 2002:

Noted:

•	the creation on June 19, 2002 of 3,455,065 new shares, bearing interest as of January 1, 2002, with a par value of €5.50 as a result of the exercise of subscription options and the redemption of convertible bonds.

•	the recombination of the bare ownership and the beneficial ownership of 3,450,553 shares that had been split to allow the exchange transactions within the Sofiée/Vivendi/ Seagram merger.

Approved:

•	the cancellation of said shares with a par value of €5.50, resulting in a total capital reduction in the nominal amount of €18,978,041.50.

The Board of Directors, in its meeting dated August 13, 2002:

Noted:

•	the creation on July 31, 2002 of 7,195,874 new shares as a result of the exercise of stock options and the redemption of convertible bonds;

•	the recombination on July 31, 2002 of the bare ownership and the beneficial ownership of 6,890,538 shares split to allow the exchange transactions within the Sofiée/Vivendi/ Seagram merger.

Approved:

•	the cancellation of the 6,890,538 shares recombined, resulting in a capital reduction of €37,897,959.00.

As of August 13, the capital stock was €5,987,402,030.50 divided into 1,088,618,551 shares with a par value of €5.50.

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Capital as of August 13, 2002: €5,987,402,030.50 composed of 1,088,618,551 shares.

								Potential
					Number			dilution that
					of shares		Number	may result
		Exercise			outstanding		of shares	from the
		price			as of		to be	exercise of the
	Issue Date	in €	Holders		8/13/02	Expiration	created	instruments

Potential capital taking into account:
Vivendi Universal Océanes (convertible bonds) 1.25%	01/26/1999	282	Public		6,024,329	12/31/2003	18,820,004	1.73%
Vivendi Environnement Océanes 1.50%	4/26/1999	271	Public		5,331,066	12/31/2004	16,654,250	1.53%
Stock subscription options	10/20/1994	19.31	Employees		171,066	10/20/2002	171,066	0.02%
Stock subscription options	9/13/1995	22.16	Employees		234,392	9/13/2003	234,392	0.02%
Stock subscription options	6/24/1996	22.06	Employees		585,638	6/24/2004	585,638	0.05%
Stock subscription options (ex Havas)	6/26/1997	38.80	Employees		558,175	6/26/2002	558,175	0.05%
Stock subscription options (ex Pathé)	9/10/1996	41.91	Employees		83,665	9/10/2004	83,665	0.01%
Stock subscription options (ex Pathé)	9/10/1997	37.67	Employees		111,150	9/10/2005	111,150	0.01%
Stock subscription options (ex Pathé)	12/10/1998	37.40	Employees		285,840	12/10/2006	285,840	0.03%
Bonds convertible into shares (ORA) (issued during the Sofiée/Vivendi/ Seagram merger operations in December 2000)	12/05/2000	79.50	Public	(1)	34,758,414	12/05/2030	25,902,809 (2)	2,38%

Total potential dilution (sum of diluting effects of all instruments)							63,406,989	5,82%

(1) former Seagram shareholders.

(2) after recombination and cancellation of 8,855,605 currently stripped shares.

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7.5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT JUNE 30, 2002 AND ADDITIONAL INFORMATION(1)

A.- OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT JUNE 30, 2002

PRO FORMA OPERATING RESULTS

First Half

•	Consolidated revenue grew 8% to €30.6 billion reflecting growth at all businesses except Music and Internet, which were down slightly year-on-year.

•	Consolidated operating income grew 8% to €2.4 billion, primarily driven by Vivendi UNIVERSAL Entertainment (VUE) and Cegetel, and to a lesser degree Environmental Services and Vivendi Telecom International. Operating income from businesses more than 50% owned declined 6% to €469 million.

•	The changing euro/dollar exchange rate had little impact on the company’s first half results.

Second Quarter

•	Consolidated revenue grew 5% to €15.5 billion primarily driven by VUE, Cegetel and Environmental Services.

•	Consolidated operating income grew by 5% to €1.4 billion. Operating income from businesses more than 50% owned improved by 10% to €379 million.

FIRST HALF PROFIT AND LOSS HIGHLIGHTS

Interest Expense, Net: In the first half, net interest expense increased 8% to €674 million, driven by higher average debt levels and a higher cost of debt.

Financial Provisions: Financial provisions of €3.4 billion were recorded in the first half of 2002, compared to €128 million in the same period in 2001. This considerable increase primarily reflects the overall market decline since the beginning of the year and management’s reassessment of the growth potential and carrying values of certain publicly traded and privately held investments. The most significant provisions related to certain international telecoms operations, Vivendi Universal puts, Sithe Energies, call premiums, AOL Europe, Softbank Capital Partners and certain quoted shares.

Other Income (Expense): In the first half of 2002, other expenses of €154 million were incurred, principally comprised of €68 million of foreign exchange losses and a €239 million premium expense on the buy-back of Vivendi Universal puts (corresponding to the difference between the premiums received when the put options are sold and premiums paid), partially offset by €194 million of capital gains of the sale of portfolio investments (primarily Vinci) and €30 million of dividends from unconsolidated companies. In the first half of 2001, other income of €286 million was earned, comprised of 154 million of foreign exchange gains, €122 million of capital gains of the sale of portfolio investments, €35 million of dividends from unconsolidated companies and €25 million of other expense.

Exceptional Items, Net: Exceptional items are primarily comprised of capital gains (losses) on the disposal of and/or dilution of the company’s interest in other companies. In the first half of 2002, net exceptional income totaled €2.1 billion, reflecting a €1.6 billion net gain on the BSkyB transactions, a €630 million gain on the Vivendi Environnement transaction and a €144 million gain on the disposal of Canal Digital, partially offset by a €253 million loss on the disposal of Vivendi Universal Publishing’s (VUP) business-to-business and Health activities. Comparable net exceptional income in 2001 totaled €1.2 billion, the principal components of which were gains of: €700 million on AOL France, €160 million on Eurosport, €125 million on Havas Advertising and €121 million in the Dalkia/EDF transactions.

Income Tax Expense: In the first half, the company’s income and deferred tax expense decreased 34% to €365 million.

Equity in Losses of Unconsolidated Companies: In the first half, the equity in losses of unconsolidated companies increased by 11% to €273 million, primarily due to increased losses from Telecoms affiliates, principally Elektrim and Xfera, and reduced equity earnings from VUE because it is consolidated (not equity accounted) following the May 2002 acquisition of the entertainment assets of USA Networks, Inc. Partially offsetting these increases were reduced equity losses from Internet and CANAL+ Group affiliates, mainly due to the change of accounting method regarding TKP which used to be accounted under the equity method and is now consolidated.

(1) The supplementary information compared to the published 2002 half year report registered with the French BALO (Bulletin des annonces légales obligatoires) on October 25, 2002 is printed in italics. In addition an update of the items discussed in Operating and Financial Review and Prospects at June 30, 2002 is presented in section 7.6 and following. Please refer to the relevant footnotes.

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Goodwill Amortization: Goodwill continues to be amortized under French GAAP. Goodwill amortization declined 17% to €642 million in the first half, primarily owing to impairment charges taken at the end of 2001.

Goodwill Impairment: In light of deteriorating economic conditions since December 2001 and the impact of higher financing costs for the company, management has recorded a preliminary impairment charge of approximately €11 billion as of June 30, 2002. The 11 billion impairment is the sum of €3.8 billion relating to Canal+ Group, 3.5 billion relating to Music, 2.6 billion relating to VUE and 1.1 billion relating to Telecoms and Internet. This adjustment reflects management’s opinion of the fair value of the core assets on a permanent ongoing concern basis within Vivendi Universal.

Minority Interest: In the first half, minority interest expense at €154 million declined by 80%, due primarily to the impact of the financial provisions and goodwill impairment, partially offset by improved profitability at Cegetel and VUE and the inclusion of a full six month results of Maroc Telecom and two month results of the entertainment assets of USA Networks, Inc.

Net Income (Loss) and Earnings (Loss) Per Share: A net loss of €12.3 billion or €11.32 per basic share was incurred in the first half of 2002, down from net income of €22 million or €0.02 per basic share earned in the comparable prior year period. Excluding goodwill amortization and impairment, financial provisions and net exceptional items, the net loss would be €66 million or €0.06 per basic share in the first half of 2002, compared to net income of €295 million or €0.27 per basic share in the comparable prior-year-period.

DEBT

At June 30, 2002 French GAAP debt (defined as gross debt minus cash and cash equivalents), was around €35 billion compared with approximately 37 billion at December 31, 2001. Excluding Vivendi Environment, debt fell to around 19 billion at June 30, 2002 from €21 billion at December 31, 2001.

Vivendi Universal’s June 30, 2002 debt balance included around €16 billion for Vivendi Environment. Vivendi Environment reported net debt of approximately €15 billion. The primary differences relate to short and long term receivables and marketable securities.

TREASURY SHARES

The Board of Directors, in its meetings dated April 24, 2002, June 25, 2002 and August 13, 2002, duly noted the recombination and approved the cancellation of 351,988, 3,450,553 and 6,890,538 shares respectively. These shares were split to allow the exchange transactions in the context of the Sofiée/ Vivendi/ Seagram merger. At the same time, the Board of Directors noted the creation of the same number of shares as a result of the redemption of convertible bonds by former shareholders of shares of Seagram common stock. Because every share that was divided and then recombined was cancelled and because, at the same time, the conversion of each convertible bond (ORA) resulted in the creation of a new share, these operations have no effect on the number of shares composing the capital stock.

On August 14, 2002, the Board of Directors decided to cancel 20.8 million treasury shares, as authorized at the Shareholders meeting on April 24, 2002. Because these shares were available for stock option plans, call options may be purchased to meet potential option exercise.

BUSINESS UNIT HIGHLIGHTS

Businesses more than 50% owned

Music (92% owned):

First Half Highlights: For the first half of 2002, Universal Music Group’s (UMG) revenues were down 4% to €2.9 billion. In a weak music market, which reported declines in most major markets worldwide, UMG increased market share. In the U.S. for example, UMG achieved an unprecedented year-to-date current album market share of over 30%, according to SoundScan, and a record-breaking single-week current album market share of approximately 42%. Major album sales in the first half included those by established artists Eminem, Nelly and Sheryl Crow, the Grammy Award®-winning album of the year “O Brother Where Art Thou?” soundtrack, the NOW 9 compilation album, as well as new and developing artists such as Ashanti, Vanessa Carlton, Musiq and Cam’Ron, among others. Other best sellers included Ronan Keating’s second solo album, Paulina Rubio’s debut album in English, and Japan’s Fukuyama.

Operating income was 28% below last year’s comparable period. Excluding other income from the gain on the sale of UMG’s interest in MTV Asia to Viacom and the disposal of real estate in connection with office moves, principally in

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Tokyo, operating income declined 45%. Lower sales of releases carried over from 2001, and the expected lighter release schedule in the first quarter, combined with lower margins in the product mix and increased Artists and Repertoire (A&R) costs all contributed to the decline.

Second Quarter Highlights: UMG’s revenues of €1.5 billion for the quarter were down 2%. Excluding foreign exchange fluctuations (largely the decline of the dollar against the euro), revenues increased by 0.2%. Operating income was 14% below last year’s second quarter or 38% excluding the other income discussed above. The decline primarily reflects lower margins in the product mix and increased A&R costs, partially offset by lower marketing and overhead costs.

2002 Outlook: UMG’s release schedule for the remainder of 2002 includes albums from Shania Twain, U2, Bon Jovi, Eminem (8 Mile sound track) and a new album from the recently signed Mariah Carey. Local repertoire releases include albums from Johnny Hallyday, Star Academy, Gerald de Palmas and Zazie (France); No Angels and DJ Oetzi (Germany); Pedro Fernandez and Limite (Mexico); Powderfinger (Australia); Jacky Cheung (Taiwan); Spitz, The High Lows and Ego-Wrapping (Japan), and The Rolling Stones Greatest Hits (outside the U.S.).

Publishing (100% owned):

First Half Highlights: Vivendi Universal Publishing (VUP) reported first half revenues of €2.1 billion, up 5%, and operating income of 95 million, down 20%.

VUP’s ongoing businesses (which exclude the Business-to-Business and Health divisions sold at the end of June) reported revenues of €1.7 billion in the first half, up 9%, primarily reflecting growth at Games and Houghton Mifflin. Operating income from ongoing businesses increased by €32 million in the first half (to €43 million), driven by improvements at Games and Publishing & Education.

The Games division reported revenue growth of 68% to €294 million, and operating income more than tripled to €48 million, primarily owing to the release of Blizzard’s Warcraft III in the period, which shipped almost 3 million units in June, and approximately 4.5 million units year-to-date.

The Publishing & Education division (school, college and kids interactive) reported 5% revenue growth to 1.1 billion and an 82% reduction in operating losses (representing an operating income improvement of €25 million), driven by Houghton Mifflin, college, adoption in California, and strength in Spain and France. Traditionally, the first half has slower sales in the sales cycle, the peak being in the third and fourth quarters for back-to-school.

The Consumer division reported 15% lower revenues and €10 million lower operating income in the first half, primarily owing to a weak advertising market. However, the month of June showed a reverse of this trend.

Revenues and operating income from the Business-to-Business and Health divisions, which were sold at the end of June, declined 8% and 53%, respectively, in the first half.

Second Quarter Highlights: For the second quarter, VUP reported revenues of €1.2 billion, up 8%. VUP’s ongoing businesses reported revenues of €981 million in the second quarter, up 13%. These increases were driven by growth at Games and Houghton Mifflin.

2002 Outlook: Typically, the second half of the year is the most significant in terms of profits and free cash flow for the Publishing division. The outlook for 2002 remains strong, with growth in Games and Houghton Mifflin driving results, which could, however, be impacted by exchange rates. The Games division has a strong release schedule in the third and fourth quarters in both PC- and console-based games (Lord of the Ring/Tolkien, Malice, Scorpion King). The company expects a strong back-to-school season in education, especially in Europe and California.

Vivendi Universal Entertainment (VUE) (86% owned):

First Half Highlights: VUE achieved 46% actual (non-comparable) revenue growth, principally due to the impact of the acquisition of the entertainment assets of USA Networks, Inc on May 7, 2002. In May 2002, Universal Studios and the entertainment assets of USA Networks, Inc. combined strengths to create Vivendi UNIVERSAL Entertainment, with fully-integrated film, television and recreation divisions. On a pro forma basis, VUE reported 21% revenue growth in the first half.

Universal Pictures finished the first half of the year with $759.0 million in worldwide box office, which is consistent with its strong performance of the last four years.

In home video, for the first six months of 2002, Universal ranked No. 2 among all studios in consumer spending for DVD sell-through. In addition, Universal ranked No. 2 in

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VHS rental revenue and No. 2 in DVD rental revenue (Source: Rentrack).

USA Network has become the number one cable network in key demographics and the number two in households; its original series, Dead Zone and Monk, have become the two most-watched drama series on basic cable (Source: Nielsen).

In Recreation, lower revenue at Universal Studios Hollywood (higher attendance more than offset by lower per capita spending) contributed to 7% lower recreation revenue in the first half.

VUE operating income grew by 36% on a pro forma basis in the first half primarily due to strength at Universal Pictures and Universal Television, offset in part by cable advertising revenue and theme parks.

In connection with the creation of VUE, an audit of pro forma accounts is in process which may lead to adjustments to the US GAAP accounts.

Second Quarter Highlights: VUE achieved 53% actual (non-comparable) revenue growth, principally owing to the impact of the acquisition of the entertainment assets of USA Networks, Inc. on May 7, 2002. On a pro forma basis VUE reported 18% growth in the second quarter.

Universal Pictures reported strong revenue growth, owing to strong theatrical performance from titles such as The Scorpion King and The Bourne Identity. In home video, the second quarter reported another strong slate, with Spy Game and Oscar winners A Beautiful Mind and Gosford Park.

Universal television reported 31% higher revenue primarily owing to the syndication of Just Shoot Me. Cable revenues and operating income fell in the second quarter owing to lower advertising revenue than the prior year period.

Recreation reported 20% lower revenue, as lower per capita spending more than offset higher attendance at Universal Studios Hollywood as well as lower management fees from Universal Studios Japan.

VUE operating income grew 60% on a comparable (pro forma) basis in the quarter primarily owing to strength in film, home entertainment (VHS, DVD and television), offset in part by operating income declines in cable advertising sales and theme parks.

2002 Outlook: VUE expects to have a strong second half, driven by Universal Pictures and Universal Television. Key upcoming film releases include Red Dragon (October 4), The Truth About Charlie (October 25), 8 Mile (November 8), The Emperor’s Club (November 22) and The Life of David Gale (December).

CANAL+ Group (100% owned):

First Half Highlights: CANAL+ Group reported 8% revenue growth reaching €2.3 billion in the first half. On a comparable basis, revenue growth was 5% in the first half, primarily driven by StudioCanal, and CanalSatellite. Globally, subscriptions increased to 16.17 million from 15.84 million one year ago, representing 2% growth (net subscription additions of 329,000) over the past 12 months. Digital subscribers increased 19% year-over-year to 6.5 million. ARPU (Average Revenue Per User) was slightly ahead of prior year levels, mainly attributable to France and Benelux. Churn was flat in France and lower in Benelux.

At StudioCanal, revenue grew 56% or 25% excluding the impact of the integration of Expand. Strength at StudioCanal was driven in France by successful produced or acquired films such as L’Auberge Espagnole (1.6 million admissions), and revenue benefited from strong video/DVD sales with Bridget Jones’s Diary (still No. 1 on its first opening month) and Zinedine Zidane “Comme dans un rêve”. For the second consecutive year, a StudioCanal co-production (The Pianist by Roman Polanski) won Cannes’ most prestigious award, the Palme d’Or.

CanalSatellite revenue grew 11% in the first half, driven by approximately 250,000 higher subscriptions year-over-year combined with flat ARPU. Canal+ France’s Premium Channel’s revenue fell 1% in the first half due to lower advertising revenue and lower subscription revenue. Canal+ Nordic revenue increased 20% in the first half, driven by approximately 73,000 more subscriptions year-over-year, coupled with ARPU growth and a positive foreign exchange impact. Telepiù revenue grew 3% in the first half, largely owing to a successful marketing campaign in the period and the launch in Italy of the “Kit number one” product (prepaid smart cards with six months subscriptions).

Canal+ Technologies’ revenue grew 8% in the first half. Canal+ Technologies, which now counts 14 million digital set-top boxes worldwide using its conditional access and interactive TV technologies, has launched a new

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Mediaguard conditional access smart card, which is expected to result in the eradication of piracy.

On a pro forma basis, operating losses increased by 31% (€16 million lower) owing to higher soccer rights costs at Canal+ France, offset in part by cost savings at Canal+ France and improved Telepiù performance.

During the period, Vivendi Universal and CANAL+ Group, shareholder of Telepiù, in Italy, signed a conditional memorandum of understanding during the quarter to sell Telepiù to News Corporation. The companies are working on a definitive agreement which will then be submitted to the competent authorities.

In Spain, Sogecable, in which CANAL+ Group has a 21.3% stake, and Telefonica agreed last May to merge Via Digital and Sogecable. Pending regulatory approval and at the end of the operation, Telefonica, Prisa and CANAL+ Group will own equal stakes in Sogecable.

In the Nordic countries, CANAL+ Group and Telenor signed a definitive agreement to complete the sale of the 50% stake held by CANAL+ Group in the Nordic digital TV platform Canal Digital to Telenor on June 14. This agreement also secures exclusive Direct-To-Home (DTH) distribution of Canal+ Nordic’s premium channels and pay-per-view services on Canal Digital in the region. The final agreement provided for a total payment of €290 million. In Poland, the new merged digital TV platform Nowa Cyfra+ was launched on March 1.

Second Quarter Highlights: CANAL+ Group reported 5% revenue growth to €1.1 billion in the second quarter. On a comparable basis (pro forma), revenue growth was 1% primarily driven by StudioCanal, CanalSatellite and Canal+ Nordic.

CANAL+ Group reported breakeven operating income in the second quarter compared to operating losses of €15 million in the second quarter of the prior year, and a loss of €4 million on a comparable basis. The improvement was due to strength at StudioCanal, CanalSatellite, Telepiù, Canal+ Nordic and Canal+ Benelux as well as cost reductions at Canal+ France Premium Channel, offset in part by weakness at Canal+ Poland and Universal Studios Network in the quarter.

2002 Outlook: On July 23, 2002, Vivendi Universal announced a plan to strengthen the future and growth of Canal+ Group by giving the company the means to finance its growth and foster creative production in both film and television. The plan aims to group around Canal+ S.A., a listed company that holds a broadcasting licence from the French media authority CSA, what are essentially the core businesses of the CANAL+ Group. At the same time, the plan will provide new resources for Vivendi Universal.

Internet (100% owned):

First Half Highlights: On a pro forma basis, Internet revenue fell 2% and operating losses improved 6% in the first half of 2002 compared with the prior-year period. During the first half of 2002, the majority of the Internet group’s businesses experienced revenue growth. Overall, however, this positive trend was negatively affected by lower revenues from advertising-based businesses, which continued to suffer from weakness in the online advertising market. Strong cost control throughout the Internet segment resulted in reduced operating losses in the first half for every Internet business.

In the U.S., VUNet USA network reached over 18 million unique visitors a month. Emusic acquired its 50,000th subscriber (making it the Internet’s most popular music subscription service).

Second Quarter Highlights: On a pro forma basis, Internet revenue fell 15% in the second quarter compared with the prior year period. This was largely attributable to declining online advertising revenues for the U.S. properties, offset in part by 49% higher revenue at VUNet Europe and 30% higher revenue at Emusic. Second quarter operating losses benefited from the restructuring of the Internet operations initiated 12 months ago, as operating losses were flat in the second quarter of 2002, despite lower revenue.

2002 Outlook: The Internet businesses are restructuring to reduce their operating cash use and will narrow their portfolio to focus on self-sustaining strategic businesses.

Vivendi Telecom International (excludes Maroc Telecom) (various ownership interests):

First Half Highlights: Vivendi Telecom International (VTI) reported first half revenues of €233 million, up from €97 million in the prior year comparable period and operating income of €25 million up from €2 million in the first half of 2001. These significant improvements primarily reflect the full consolidation of Monaco Telecom in the second half of 2001 and Kencell (Kenya) in December 2001.

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Second Quarter Highlights: Revenues increased 128% to €114 million and operating income more than tripled to €10 million, for the reasons discussed above.

2002 Outlook: These assets will be used as a source of cash.

Businesses less than 50% owned

Cegetel (44% owned; 35% of SFR):

First Half Highlights: For the first half of 2002, Cegetel’s revenues increased 14% to €3.4 billion and operating income grew 30% to €747 million. The improved results reflect strong performances of both the mobile and fixed telephony services divisions.

At SFR, revenues increased 12%, and operating income increased 23%. SFR’s customer base (including SRR, its subsidiary in La Reunion, an overseas department of France) grew by 427,000 to approximately 13.0 million customers. SFR’s market share of gross additions increased 1.5% to 34.8% from 33.3% in the first half of 2001. ARPU from prepaid customers increased 7% to €20.7, and ARPU from postpaid customers increased 1% to €58, compared to the first half of last year. Additionally, SFR was successful in reducing acquisition costs per gross addition by 11% in the same period. The monthly churn rate rose to just over 2%. Data and service revenue per average customer rose significantly (40%) in the first half of 2002 compared with the prior year period.

Operating results for Cegetel’s fixed telephony services division continued to improve, resulting in 31% revenue growth mainly due to local traffic opened to competition since January 1, 2002, and a 26% reduction in operating losses in the first half.

Second Quarter Highlights: In the second quarter, Cegetel’s revenues increased 10% to €1.7 billion and operating income grew 19% to €388 million.

At SFR, revenues increased 9%. During the second quarter of 2002, SFR’s customer base (including SRR) grew by 219,000 to approximately 13 million customers. SFR’s market share of gross additions increased 1.6% to 35.9% from 34.3% in the second quarter of 2001. ARPU from prepaid customers increased 9% to €20.7, and ARPU from postpaid customers was flat at €58.2, compared to the second quarter of last year. Additionally, SFR was successful in reducing acquisition costs per gross addition by 11% in the same period. The monthly churn rate rose to just over 2%. Data and service revenue per average customer rose significantly (40%) in the second quarter of 2002 compared with the prior-year period.

Operating results for Cegetel’s fixed telephony services division continued to improve during the quarter, resulting in revenue growth of 25%, mainly due to local traffic opened to competition since January 1, 2002.

2002 Outlook(1): Full year 2002 results are expected to confirm the first half-year trends.

Maroc Telecom (35% owned):

First Half Highlights: Maroc Telecom’s revenue grew by 2% in the half, in line with expectations. In the same period, Maroc Telecom’s operating income fell 7%, primarily due to increased depreciation resulting from a reduction in the estimated useful life of certain fixed network equipment. On a like-to-like basis, operating income would have increased 5% in the first half.

Second Quarter Highlights: Maroc Telecom’s revenue fell 1% in the quarter due to actions taken on bad debt and the resulting cancellation of subscriptions. Operating income fell 27% in the quarter primarily due to increased depreciation discussed above. On a like-to-like basis, operating income would have increased 3% in the quarter.

2002 Outlook: Second half results are expected to improve at Maroc Telecom.

Vivendi Environnement (41% owned):

The company’s environmental services businesses are operated by Vivendi Environnement.

First Half Highlights: Vivendi Environnement posted revenues of 15 billion and operating income of 1 billion, representing revenue and operating income growth of 7% and 5%, respectively, in the first half. Excluding non-core businesses in the process of being divested, revenue growth was 9% and operating income growth was 8%.

In the Water business, growth in France was due to the continued good results of the water distribution business and stability in the water engineering business. In the U.S.,

(1)	An update on Cegetel’s outlook was presented to financial analysts on November 5 and 6, 2002. Main information are described in paragraph 7-8.

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the solid continuation of the municipal outsourcing businesses and new contracts in the industrial outsourcing business contributed to growth. The outsourcing business in other countries was also encouraging, due to start-ups or new contracts signed in 2000/2001, notably in Central Europe, Morocco and Asia Pacific. In a less than favorable economic environment, the Waste business also returned positive results, driven by growth in France and abroad, largely due to developments in Northern Europe and Asia Pacific. The full first half-year impact of the Marius Pedersen acquisition in 2001 also benefited Waste’s results. In the Energy Services business, results were stable in France reflecting the combination of lower gas prices as of April 1, 2002 and the seasonality of cogeneration activities, which are concentrated in the winter months. Outside France, new contracts in Tallinn (Estonia), Vilnius (Lithuania) and Poznan (Poland) came on line. The acquisitions of Siram in Italy and Cram in France, combined with the final integration of the former EDF business also contributed to growth. The Transportation business benefited from contract development and extension in France, the acquisitions of Verney and Yellow Transportation and the impact of the BBA and the Combus contracts as well as developments in Finland, Poland, Belgium and the Czech Republic. FCC also turned in positive results, particularly in the cement business due to the expansion of the Spanish construction industry.

Second Quarter Highlights: Vivendi Environnement posted revenue of 7.5 billion and operating income of 0.5 billion, representing revenue and operating income growth of 3% and 2%, respectively, in the second quarter.

2002 Outlook: The first half results provide confidence, within a stabilized economic environment, for the medium-term growth objectives of Vivendi Environnement. This has been further strengthened by the receipt of new contracts since the beginning of the year.

For additional information and discussion of results for Vivendi Environnement, please refer to Vivendi Environnement’s press release dated August 7, 2002.

OTHER DEVELOPMENTS AND OUTLOOK

A number of related shareholder class action suits, which allege violation of the Securities Exchange Act of 1934 by the company and certain of its former officers, have recently been filed in the United States District Courts in Los Angeles and New York. The cases are in the early stages and the company has no further comment on them at this time. (1)

In a very unfavorable economic climate, marked by the Enron and Worldcom scandals, the downgrading of Vivendi Universal’s status by the rating agencies and the banks’ sudden loss of confidence in the company’s future, brought the financial crisis to a height in early July. The cash crunch came when the company had an untenable level of debt given the available cash flow (€35 billion at June 30, 2002, of which €19 billion for Media and Communications), with repayment terms that were too tight and could not be rescheduled.

The situation was resolved in two phases.

•	On July 10, 2002, Vivendi Universal obtained a short-term credit line of €1 billion from a group of seven international banks. This facility pushed back the risk of immediate default, and gave the company time to negotiate refinancing so that it could meet its needs over a longer term.

•	On September 18, 2002, the banks agreed a €3 billion medium-term credit line, replacing the €1 billion facility obtained in July. This loan takes the form of three tranches, each one secured, with repayment dates spread over the period from November 2003 to December 2004 at the latest. It will give the company a breathing space pending receipt of revenue from the disposal of assets.(2)

The risk associated with the company’s cash position is therefore in the process of being eliminated, especially since negotiations on extending the repayment date of the Vivendi Universal Entertainment credit line (US $1.6 billion) from November 2002 to November 2003 are at a very advanced stage.

The main sources of loss have been reduced, sold or halted, or are about to be

The main sources of loss have been clearly identified. They have been reduced, sold or halted, or are about to be: Canal+ Italy, Poland, Benelux and Scandinavia are going to leave Vivendi Universal’s perimeter. Vizzavi has been sold (excluding Vizzavi France, which is now wholly owned by Vivendi Universal). Scoot and Divento are in the process of being closed.

The other Internet assets will be sold or integrated within the businesses to which they report. In addition, measures

(1)	Please refer to section 7.19 for an update of these items.

(2)	Please refer to section 7.6 for an update of these items.

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have been taken to reduce Paris and New York headquarter costs, as well as communications and sponsorship expenditure.

The company is progressing in its debt reduction program through a significant asset disposal plan that will be carried through with determination

Within the next 18 months, Vivendi Universal is expected to sell off assets worth €12 billion(1), of which divestments of at least €5 billion will be completed within nine months. This plan will return the company to a financial situation that should earn it BBB/Baa2 status from the rating agencies.

The main assets in the disposal plan, subject to consultation with employee representative bodies and labor unions, include:

•	Canal+’s activities outside France (Italy, Poland, Benelux, Scandinavia) and Canal+ Technologies;

•	The interest in the “new Canal+” above 49%;

•	Telecoms activities outside France (Poland, Hungary, Kenya, etc.);

•	Internet activities;

•	Press (Comareg, Express-Expansion) and publishing (VUP);

•	Minority interests;

•	Miscellaneous assets (property, distribution, airplanes, energy production, etc.);

•	Monetization of a minority stake of Vivendi Universal Games.

With the exception of VUP, these are primarily non-core businesses, which should have been sold off anyway due to the difficulties involved in managing such a complex and disparate range of activities.

Several disposals, for a total amount of around €1.1 billion, have already been finalized.(2)

In addition, Vivendi Universal confirms having received acquisition proposals for Vivendi Universal Publishing (VUP)(3) in its entirety. These proposals are currently being studied, in the best interest of the shareholders of Vivendi Universal, VUP and VUP employees.

Vivendi Universal specifically asked all potential acquirers to include in their proposals commitments regarding the preservation of VUP’s French cultural heritage. These commitments will be made public.

The entertainment businesses will be enhanced and developed

Vivendi Universal’s aim is to streamline its consolidation scope. The new Vivendi Universal is an entertainment company focused on the creation of consumer content, and with two important minority interests, Cegetel and Vivendi Environnement.

Vivendi Universal is among the world’s leading media and communications companies and is number one in Europe. Entertainment (music, film, TV, parks and games) is its core business. The company has excellent assets, strong prospects for growth in these activities, high quality management teams and creative talents, and outstanding brands (Universal et Canal+). These will contribute to the enhancement of the media and communications activities with the primary goal of creating maximum value for all of its shareholders.

With regard to Cegetel, against the new backdrop created by the expiry of the standstill clauses in the shareholder agreements, Vivendi Universal is studying every possible solution that will favor value creation, in accordance with terms that are compatible with the company’s priority financial objectives.

With regard to Vivendi Environnement, as Vivendi Universal cannot take back majority control, the aim is to optimize Vivendi Universal’s stake and to examine, with Vivendi Environnement’s management, how relationships between Vivendi Universal and Vivendi Environnement should develop.

(1)	Excluding the disposal of Vivendi Environnement announced on November 7, 2002, See paragraph 7.15.

(2)	Please refer to sections 7.7 and 7.16 for an update of these items.

(3)	Since the disclosure of the operating and financial review and prospects at June 30, 2002 on September 25, 2002, the information regarding the planned sale of Vivendi Universal Publishing has evolved. An update is described mainly in 7.13 Vivendi Universal plans to sell its publishing business and in 7.14 Disposal of Houghton Mifflin.

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FINANCIAL SCHEDULES

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Vivendi Universal

First Half
Business Segment Results
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	Actual			Pro Forma(2)
	Six Months Ended June 30,			Six Months Ended June 30,
(In millions of euros)	2002	2001	% Change	2002	2001	% Change

Revenues
Music	2,873	2,986	-4%	2,873	2,986	-4%
Publishing	2,141	1,611	33%	2,141	2,047	5%
Vivendi Universal Entertainment (VUE)	3,151	2,159	46%	3,779	3,128	21%
CANAL+ Group & Other	2,344	2,166	8%	2,344	2,230	5%
Internet	87	46	89%	87	89	-2%
Vivendi Telecom International (VTI)	233	97	140%	233	97	140%
Non-Core Businesses	52	57	-9%	52	57	-9%

Greater than 50% owned	10,881	9,122	19%	11,509	10,634	8%

Cegetel	3,442	3,016	14%	3,442	3,016	14%
Maroc Telecom	716	365	96%	716	703	2%
Environmental Services	14,951	13,940	7%	14,951	13,940	7%

Less than 50% owned	19,109	17,321	10%	19,109	17,659	8%

Total Vivendi Universal	29,990	26,443	13%	30,618	28,293	8%

Operating Income (Loss)(1)
Music	169	234	-28%	169	234	-28%
Publishing	95	150	-37%	95	119	-20%
Vivendi Universal Entertainment (VUE)	529	154	244%	670	493	36%
CANAL+ Group & Other	(68)	(31)	-119%	(68)	(52)	-31%
Internet	(103)	(103)	0%	(103)	(110)	6%
Vivendi Telecom International (VTI)	25	2	1,150%	25	2	1,150%
Non-Core Businesses	(132)	(24)	-450%	(132)	(24)	-450%
Holding & Corporate	(187)	(164)	-14%	(187)	(164)	-14%

Greater than 50% owned	328	218	50%	469	498	-6%

Cegetel	747	573	30%	747	573	30%
Maroc Telecom	204	131	56%	204	219	-7%
Environmental Services	1,011	967	5%	1,011	967	5%

Less than 50% owned	1,962	1,671	17%	1,962	1,759	12%

Total Vivendi Universal	2,290	1,889	21%	2,431	2,257	8%

(1) Includes depreciation, amortization, restructuring charges and other one-time items. For details of these amounts refer to attached supplemental financial information.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

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Vivendi Universal

Second Quarter
Business Segment Results
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	Actual			Pro Forma(2)
	Three Months Ended June 30,			Three Months Ended June 30,
(In millions of euros)	2002	2001	% Change	2002	2001	% Change

Revenues
Music	1,509	1,540	-2%	1,509	1,540	-2%
Publishing	1,203	794	52%	1,203	1,110	8%
Vivendi Universal Entertainment (VUE)	1,776	1,158	53%	1,953	1,661	18%
CANAL+ Group & Other	1,145	1,090	5%	1,145	1,129	1%
Internet	40	27	48%	40	47	-15%
Vivendi Telecom International (VTI)	114	50	128%	114	50	128%
Non-Core Businesses	12	7	71%	12	7	71%

Greater than 50% owned	5,799	4,666	24%	5,976	5,544	8%

Cegetel	1,729	1,568	10%	1,729	1,568	10%
Maroc Telecom	362	365	-1%	362	365	-1%
Environmental Services	7,451	7,256	3%	7,451	7,256	3%

Less than 50% owned	9,542	9,189	4%	9,542	9,189	4%

Total Vivendi Universal	15,341	13,855	11%	15,518	14,733	5%

Operating Income (Loss)(1)
Music	142	165	-14%	142	165	-14%
Publishing	119	87	37%	119	113	5%
Vivendi Universal Entertainment (VUE)	381	85	348%	383	240	60%
CANAL+ Group & Other	—	(15)	100%	—	(4)	100%
Internet	(53)	(49)	-8%	(53)	(52)	-2%
Vivendi Telecom International (VTI)	10	3	233%	10	3	233%
Non-Core Businesses	(120)	(21)	-471%	(120)	(21)	-471%
Holding & Corporate	(102)	(98)	-4%	(102)	(98)	-4%

Greater than 50% owned	377	157	140%	379	346	10%

Cegetel	388	326	19%	388	326	19%
Maroc Telecom	95	131	-27%	95	131	-27%
Environmental Services	536	525	2%	536	525	2%

Less than 50% owned	1,019	982	4%	1,019	982	4%

Total Vivendi Universal	1,396	1,139	23%	1,398	1,328	5%

(1) Includes depreciation, amortization, restructuring charges and other one-time items. For details of these amounts refer to attached supplemental financial information.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

  Vivendi Universal

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.........................................................................................................................................................

Vivendi Universal

First Half Supplemental Financial Information
Depreciation, Amortization, Restructuring Charges and
Other One-Time Items
.........................................................................................................................................................

	Actual		Pro Forma(2)
	Six Months Ended		Six Months Ended
	June 30,		June 30,

(In millions of euros)	2002	2001(1)	2002	2001

Depreciation of property, plant and equipment and amortization of intangible assets
Music	228	217	228	217
Publishing	168	66	168	107
Vivendi Universal Entertainment (VUE)	125	149	133	155
CANAL+ Group & Other	213	159	213	160
Internet	21	6	21	13
Vivendi Telecom International (VTI)	40	20	40	20
Non-Core Businesses	7	27	7	27
Holding & Corporate	34	34	34	34

Greater than 50% owned	836	678	844	733

Cegetel	402	356	402	356
Maroc Telecom	154	57	154	112
Environmental Services	923	786	923	786

Less than 50% owned	1,479	1,199	1,479	1,254

Total Vivendi Universal	2,315	1,877	2,323	1,987

Restructuring charges
Music	—	—	—	—
Publishing	1	3	1	3
Vivendi Universal Entertainment (VUE)	45	—	45	—
CANAL+ Group & Other	3	(6)	3	(6)
Internet	(2)	9	(2)	9
Vivendi Telecom International (VTI)	—	—	—	—
Non-Core Businesses	—	1	—	1
Holding & Corporate	—	—	—	—

Greater than 50% owned	47	7	47	7

Cegetel	(1)	(2)	(1)	(2)
Maroc Telecom	—	—	—	—
Environmental Services	6	12	6	12

Less than 50% owned	5	10	5	10

Total Vivendi Universal	52	17	52	17

Refer to footnotes on following page.

Vivendi Universal

-

	Actual		Pro Forma(2)
	Six Months Ended		Six Months Ended
	June 30,		June 30,

(In millions of euros)	2002	2001(1)	2002	2001

Other one-time expenses (income)
Music	(39)	—	(39)	—
Publishing	(4)	4	(4)	4
Vivendi Universal Entertainment (VUE)	—	—	(2)	—
CANAL+ Group & Other	(15)	31	(15)	31
Internet	1	—	1	—
Vivendi Telecom International (VTI)	1	(1)	1	(1)
Non-Core Businesses	109	1	109	1
Holding & Corporate	(8)	15	(8)	15

Greater than 50% owned	45	50	43	50

Cegetel	2	—	2	—
Maroc Telecom	—	—	—	—
Environmental Services	(26)	—	(26)	—

Less than 50% owned	(24)	—	(24)	—

Total Vivendi Universal	21	50	19	50

(1) In the 2001 financial statements, data relating to EBITDA concerning Canal+ corresponded to French GAAP EBE. As a consequence, allowances for depreciation of film costs and allowances regarding debtors or stock were not included. As of January 1, 2002, these allowances are included in operating expenses but allowances and provisions on operating items are not included. All the above has no impact on operating results.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

  Vivendi Universal

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.........................................................................................................................................................

Vivendi Universal

Second Quarter
Supplemental Financial Information
Depreciation, Amortization, Restructuring Charges and
Other One-Time Items
.........................................................................................................................................................

	Actual		Pro Forma(2)
	Three Months Ended		Three Months Ended
	June 30,		June 30,
(In millions of euros)	2002	2001(1)	2002	2001

Depreciation of property, plant and equipment and amortization of intangible assets
Music	118	106	118	106
Publishing	104	31	104	61
Vivendi Universal Entertainment (VUE)	65	84	69	87
CANAL+ Group & Other	99	73	99	73
Internet	13	1	13	5
Vivendi Telecom International (VTI)	19	10	19	10
Non-Core Businesses	—	9	—	9
Holding & Corporate	3	21	3	21

Greater than 50% owned	421	335	425	372

Cegetel	213	179	213	179
Maroc Telecom	101	57	101	57
Environmental Services	532	435	532	435

Less than 50% owned	846	671	846	671

Total Vivendi Universal	1,267	1,006	1,271	1,043

Restructuring charges
Music	—	—	—	—
Publishing	1	3	1	3
Vivendi Universal Entertainment (VUE)	45	—	45	—
CANAL+ Group & Other	3	(6)	3	(6)
Internet	(5)	4	(5)	4
Vivendi Telecom International (VTI)	—	—	—	—
Non-Core Businesses	—	1	—	1
Holding & Corporate	—	—	—	—

Greater than 50% owned	44	2	44	2

Cegetel	(1)	—	(1)	—
Maroc Telecom	—	—	—	—
Environmental Services	3	10	3	10

Less than 50% owned	2	10	2	10

Total Vivendi Universal	46	12	46	12

Refer to footnotes on following page.

Vivendi Universal

-

	Actual		Pro Forma(2)
	Three Months Ended		Three Months Ended
	June 30,		June 30,
(In millions of euros)	2002	2001(1)	2002	2001

Other one-time expenses (income)
Music	(39)	—	(39)	—
Publishing	(4)	(1)	(4)	(1)
Vivendi Universal Entertainment (VUE)	—	—	(2)	—
CANAL+ Group & Other	(2)	31	(2)	31
Internet	1	5	1	5
Vivendi Telecom International (VTI)	1	—	1	—
Non-Core Businesses	110	25	110	25
Holding & Corporate	1	13	1	13

Greater than 50% owned	68	73	66	73

Cegetel	1	(3)	1	(3)
Maroc Telecom	—	—	—	—
Environmental Services	(58)	12	(58)	12

Less than 50% owned	(57)	9	(57)	9

Total Vivendi Universal	11	82	9	82

(1) In the 2001 financial statements, data relating to EBITDA concerning Canal+ corresponded to French GAAP EBE. As a consequence, allowances for depreciation of film costs and allowances regarding debtors or stock were not included. As of January 1, 2002, these allowances are included in operating expenses but allowances and provisions on operating items are not included. All the above has no impact on operating results.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

  Vivendi Universal

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B- CONSOLIDATED HALF YEAR FINANCIAL STATEMENTS AT JUNE 30, 2002

.........................................................................................................................................................

Vivendi Universal

Consolidated Statement of Income
.........................................................................................................................................................

	June 30,	June 30,	December 31,
(In millions of euros, except per share amounts)	2002	2001	2001

Revenues(1)	29,990	26,443	57,360
Cost of revenues	(20,798)	(17,930)	(39,526)
Selling, general and administrative expenses	(6,837)	(6,499)	(13,699)
Other operating expenses, net	(65)	(125)	(340)

Operating income	2,290	1,889	3,795
Financial expenses, net	(674)	(625)	(1,455)
Financial provisions	(3,402)	(128)	(482)
Other income (expense)	(154)	287	9

Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest	(1,940)	1,423	1,867
Exceptional items, net	2,068	1,237	2,365
Income tax (expense) benefit	(365)	(557)	(1,579)

Income before goodwill amortization, equity interest and minority interest	(237)	2,103	2,653
Equity in (losses) earnings of unconsolidated companies	(273)	(245)	(453)
Goodwill amortization	(642)	(769)	(1,688)
Goodwill impairment	(11,000)	(312)	(13,515)

Income (loss) before minority interest	(12,152)	777	(13,003)
Minority interest	(154)	(755)	(594)

Net income (loss)	(12,306)	22	(13,597)

Earnings (loss) per basic share	(11.32)	0.02	(13.53)

Net income (loss) before goodwill amortization and non-recurring items(2)	(66)	295	(99)

Earnings (loss) per basic share before goodwill amortization and non-recurring items	(0.06)	0.27	0.09

Weighted average common shares outstanding (in millions)	1,086.9	1,081.3	1,088.2

The accompanying notes are an integral part of these consolidated financial statements.

(1) Of which, €54.3 million relates to the holding company which had statutory net earnings of €-10,413.0 million.
(2) Net income before goodwill amortization, goodwill impairment, financial provisions and net exceptional items, after the tax impact (respectively (€333) million, €111 million and €625 million as at June 30, 2002, June 30, 2001 and December 31, 2001) and minority interest (respectively (€403) million, €190 million and (€448) million as at June 30, 2002, June 30, 2001 and December 31, 2001).

Vivendi Universal

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.........................................................................................................................................................

Vivendi Universal

Consolidated Balance Sheet
.........................................................................................................................................................

		June 30,	December 31,	June 30,
(In millions of euros)	Note	2002	2001	2001

ASSETS
Goodwill, net	8	32,737	37,617	52,392
Other intangible assets, net	8	23,201	23,302	21,704
Property, plant and equipment, net	8	22,712	23,396	22,171
Investments accounted for using the equity method	3	2,287	9,176	8,644
Other investments	3	6,174	5,583	7,175
Seagram’s spirit and wine net assets held for sale		—	—	9,490

Total long-term assets		87,111	99,074	121,576

Inventories and work-in-progress		3,095	3,163	3,282
Accounts receivable		18,288	21,094	20,490
Deferred tax assets	7	4,980	4,225	4,174
Short-term loans receivable		2,189	2,948	4,228
Cash and cash equivalents		5,024	4,725	2,316
Other marketable securities	8	1,713	3,773	5,810

Total current assets		35,289	39,928	40,300

TOTAL ASSETS		122,400	139,002	161,876

LIABILITIES SHAREHOLDERS’ EQUITY
Share capital		5,986	5,972	5,972
Additional paid-in capital		29,201	28,837	28,500
Retained earnings		(11,427)	1,939	22,014

Total shareholder’s equity	4	23,760	36,748	56,486
Minority interest	8	11,346	10,208	11,259
Deferred income		1,855	1,856	1,488
Provisions and allowances	8	7,527	6,331	5,858
Long-term debt	5	26,073	27,777	26,118
Other non-current liabilities and accrued expenses		5,263	5,688	6,862

Total long-term liabilities		75,824	88,608	108,071
Accounts payable		23,128	26,414	24,595
Deferred taxes	7	9,604	9,977	9,211
Bank overdrafts and other short-term borrowings	5	13,844	14,003	19,999

Total current liabilities		46,576	50,394	53,805

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		122,400	139,002	161,876

The accompanying notes are an integral part of these consolidated financial statements.

  Vivendi Universal

-

.........................................................................................................................................................

Vivendi Universal

Consolidated Statement of Cash Flows(1)
.........................................................................................................................................................

	June 30,	June 30,	December 31,
(In millions of €)	2002	2001(5)	2001

Cash flow from operating activities:
Net income (loss)	(12,306)	22	(13,597)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,956	2,682	19,050
Financial provisions	3,402	128	482
Gain on sale of property and equipment and financial assets, net	(2,305)	(1,255)	(2,546)
Undistributed earnings from affiliates, net	432	349	439
Deferred taxes	(362)	22	379
Minority interest	154	755	594

Changes in assets and liabilities, net of effect of acquisitions and dispositions:	(1,052)	(740)	(301)

Net cash provided by operating activities	1,919	1,963	4,500

Cash flow from investing activities:
Purchase of property, plant and equipment and other	(1,917)	(2,089)	(5,338)
Proceeds from sale of property, plant and equipment and other	103	317	464
Purchase of investments(2)	(2,912)	(3,679)	(8,203)
Sale of investments(3)	3,162	1,052	1,947
Sale of spirits and wine business	—	—	9,359
Purchase of portfolio investments	—	(1,269)	(23)
Sale of portfolio investments	—	1,069	4,418
Net decrease (increase) in financial receivables	103	(3,050)	278
Purchase of treasury shares held as marketable securities	(2)	(1,654)	(141)
(Purchases) sales of other marketable securities	342	(70)	1,579

Net cash provided by (used for) investing activities	(1,121)	(9,373)	4,340

Cash flow from financing activities:
Net increase (decrease) in short-term borrowings	1,036	3,956	(1,670)
Proceeds from issuance of borrowings and other long-term debt	1,501	7,151	5,195
Principal payment on borrowings and other long-term liabilities	(2,973)	(3,502)	(5,900)
Net proceeds from issuance of common stock	71	398	582
Purchase (sales) of treasury stock	2,984	—	(4,253)
Cash dividends paid	(1,243)	(1,323)	(1,423)
Cash payment USA Networks(4)	(1,830)	—	—

Net cash (used for) provided by financing activities	(454)	6,680	(7,469)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(45)	(225)	83

Change in cash and cash equivalents	299	(955)	1,454

Cash and cash equivalents:

Beginning	4,725	3,271	3,271

Ending	5,024	2,316	4,725

(1) Includes 100% of Cegetel, Maroc Telecom and Vivendi Environnement of which Vivendi Universal holds 44%, 35% and 47.7% respectively. At June 30, 2002, these companies contribute to the following aggregates as follows:

•	net cash provided by operating activities: €1,932 million
•	net cash provided by (used for) investing activities: €(1,277) million
•	net cash (used for) provided by financing activities: €(907) million
•	change in cash and cash equivalents: €(646) million

(2) Of which, as at June 30, 2002, acquisitions of EchoStar, Sport Five and Koch represented (€1.7) billion, (€0.2) billion, (€0.1) billion respectively, and various acquisitions by Vivendi Environnement totalling (€0.6) billion.
(3) Of which, as at June 30, 2002, the disposal of 15.5% of Vivendi Environnement, the professional and health divisions of Vivendi Universal Publishing and Canal Digital represented €1.5 billion, €0.9 billion, €0.3 billion respectively, and various disposals by Vivendi Environnement totalling €0.5 billion.
(4) See Notes 1 and 2.
(5) Financial data as of June 30, 2001 were restated in order to be comparable to the presentation adopted on December 31, 2001 and June 30, 2002 (see note 1 Description of Business and summary of significant accounting policies, §1 — Summary of significant accounting policies and practices) In particular cash as of June 30, 2001 does not include overdrafts which are shown under the liabilities section of the balance sheet (€1,255 million). Until June 30, 2001, the “cash” definition applied by the group used to deduct bank overdrafts from the cash and cash equivalents. Since December 31, 2001, bank overdrafts are classified as short-term borrowings within the consolidated statement of cash flows. Consequently, since that date, the “cash” now only represents cash and cash equivalents classified within assets in the consolidated balance sheet.

Vivendi Universal

-

.........................................................................................................................................................

Vivendi Universal

Consolidated Statement of Shareholders’ Equity
.........................................................................................................................................................

	Common Shares		Additional		Net
	Number		Paid-in	Retained	Income	Shareholders’
(In millions of euros)	(Thousands)	Amount	Capital	Earnings	(Loss)	Equity

Balance at December 31, 2000	1,080,808	5,945	27,913	20,518	2,299	56,675

Net loss for the year 2001	—	—	—	—	(13,597)	(13,597)
Foreign currency translation adjustment	—	—	—	1,483	—	1,483
Appropriation of net income	—	—	—	2,299	(2,299)	—
Dividends paid, €1 per share	—	—	—	(1,203)	—	(1,203)
Goodwill from business combination reversed following the disposition of TV Sport	—	—	—	35	—	35
Conversion of ex-Seagram exchangeables	31,549	173	2,335	(2,508)	—	—
Conversion of ex-Seagram stock options	3,452	19	255	—	—	274
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	10,142	56	419	—	—	475
Common shares cancelled (treasury shares)	(40,123)	(221)	(2,070)	—	—	(2,291)
Treasury shares allocation	—	—	—	(4,634)	—	(4,634)
Release of revaluation surplus and other	—	—	(15)	(454)	—	(469)

Balance at December 31, 2001	1,085,828	5,972	28,837	15,536	(13,597)	36,748

Net loss for the first half 2002	—	—	—	—	(12,306)	(12,306)
Foreign currency translation adjustment	—	—	—	(3,898)	—	(3,898)
Appropriation of net income	—	—	—	(13,597)	13,597	—
Dividends paid, €1 per share	—	—	—	(1,311)	—	(1,311)
Goodwill from business combination reversed	—	—	—	12	—	12
Conversion of ex-Seagram exchangeables	3,868	21	287	(308)	—	—
Conversion of ex-Seagram stock options	1,235	7	91	—	—	98
Conversion of bonds, warrants, stock options and Issuances under the employee stock purchase plan	1,396	8	49	—	—	57
Common shares cancelled (treasury shares)	(4,006)	(22)	(63)	—	—	(85)
Acquisition of Multithematiques	—	—	—	261	—	261
Acquisition of USA Networks	—	—	—	369	—	369
Treasury shares allocation	—	—	—	3,986	—	3,986
Release of revaluation surplus and other	—	—	—	(171)	—	(171)

Balance at June 30, 2002	1,088,321	5,986	29,201	879	(12,306)	23,760

The accompanying notes are an integral part of these consolidated financial statements.

  Vivendi Universal

-

.........................................................................

Note 1 Description of Business and Summary of Significant Accounting Policies

.........................................................................

1. Summary of Significant Accounting Policies and Practices

The half-year consolidated accounts of Vivendi Universal have been prepared in accordance with the generally accepted accounting principles issued by the “Comité de la Réglementation Comptable” and according to the recommendations of the “Conseil National de la Comptabilité” in respect of half-year accounts. Furthermore, since January 1, 2000, Vivendi Universal has applied the methodology for consolidated financial statements based on Regulation 99.02 as approved by the “Comité de la Réglementation Comptable” in April 1999.

The half-year consolidated accounts should be read in conjunction with the consolidated accounts for the year ending December 31, 2001, shown in the 2001 annual report that was registered under number R.026073 with the “Commission des Opérations de Bourse” on April 23, 2002.

CHANGES IN ACCOUNTING POLICY

Since the year ending December 31, 2001, in accordance with the option offered under Regulation 99.02 (§41), Vivendi Universal has elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature. At our subsidiary, Vivendi Environment, revenues now include operating subsidies and exclude revenues related to construction for internal use assets.

Since that same date, the definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items, for the most part, represent gains or losses on the disposal of businesses.

The Consolidated Cash Flow Statement contains the information necessary to analyze changes in the group’s treasury position.

HALF-YEAR ACCOUNTS

Taxes for the first half of 2002 have been calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax, half-year results adjusted for any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. Employee bonuses and pension plan commitments have been included in the half-year accounts at 50% of the estimated actual cost for 2002.

2. Significant Events Occurring in the First Half of 2002

ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, INC

On May 7, 2002, Vivendi Universal finalized its acquisition of USA Networks, Inc.’s entertainment assets following approval from the shareholders, including Liberty Media, at a general meeting held on April 23, 2002.Vivendi Universal achieved this by acquiring these assets in exchange for 314 million shares already held in USA Networks, Inc. payment of $1.6 billion in cash to USA Networks, Inc. and the transfer of 27.6 million treasury shares to Liberty Media.

In addition to the cash payment, USA Networks, Inc. which became USA Interactive at the close of this transaction, received a 5.44% common interest in VUE and Class A and Class B preferred shares in VUE with initial face values of $750 million and $1.75 billion (the latter being in the form of puts and calls between Vivendi Universal and USA Networks for approximately 56.6 million shares of USA Networks common stock). The total cost of acquisition of the entertainment assets of USA Networks, Inc. was approximately €12.4 billion.

The entertainment assets obtained through this transaction comprise USA Networks’ television programs, cable networks and film businesses, including USA Films LLC, Studios USA LLC and USA Cable LLC. These assets, combined with the film, television and theme park assets of Universal Studio, form a new entertainment group, Vivendi Universal Entertainment LLP (VUE), in which Vivendi Universal will have a 93% controlling stake.

Furthermore, Vivendi Universal received 60.5 million USA Interactive warrants at exercise prices varying between $27.40 and $37.50 per share.

Vivendi Universal

-

STRATEGIC ALLIANCE WITH ECHOSTAR COMMUNICATIONS CORPORATION

On January 22, 2002, Vivendi Universal made a $1.5 billion equity investment in EchoStar to provide a portion of the funding for EchoStar’s pending merger with Hughes Electronics Corporation (Hughes), the parent company of DirecTV. In exchange, EchoStar issued approximately 5.8 million Class D preferred stock (approximately 10% of the share capital of EchoStar) at an issue price of approximately $260 per share. This stock has the same economic and voting rights as the Class A common shares into which it is convertible and has liquidation preference equal to its issue price. Each Class D preferred stock is convertible into 10 EchoStar Class A common shares.

Vivendi Universal also received contingent value rights, intended to provide downside protection for the price of the Class A common shares if the share price drops below $26.04 per share, or slightly less than 5% of the new entity EchoStar-Hughes at the time of the intended merger. The maximum payment under these rights is $225 million if the pending merger with Hughes Electronics is completed, or $525 million if the pending merger is not completed. Any amount owing under these rights would be settled 3 years after completion of the merger, or 30 months after the merger agreement terminates, as applicable except, in certain limited circumstances.

At the same time, Vivendi Universal and EchoStar agreed on an 8 year alliance by which Vivendi Universal will offer US subscribers to EchoStar’s satellite network, DISH, a range of program and interactive services available through the television.

ADDITIONAL STAKE IN MULTITHEMATIQUES

In connection with the acquisition of the entertainment assets of USA Networks, Inc., Vivendi Universal acquired from Liberty Media a 27.4% interest in the European cable television operator, Multithématiques, in exchange for an aggregate of 9.7 million Vivendi Universal treasury shares.

REDUCTION OF INTEREST IN VIVENDI ENVIRONNEMENT

Following a decision taken by the Board of Directors on June 17, 2001, Vivendi Universal reduced its ownership interest in Vivendi Environnement in two steps. Beforehand, an agreement was signed with Mrs Esther Koplowitz by which she agreed not to exercise the call option on the participation in FCC which she could have used if Vivendi Universal ownership interest in Vivendi Environnement were to fall below 50%.

The first phase occurred on June 28, 2002, when 53.8 million Vivendi Environnement shares were sold on the market (approximately 15.5% of share capital before capital increase). The shares were released onto the market by a financial institution which had owned them since June 12, 2002 following a repurchase obligation, or repo transaction, known in France as a “pension livrée”, carried out with Vivendi Universal. In parallel, in order to make it possible for this institution to return the same number of shares to Vivendi Universal at the maturity of the repo on December 27, 2002, Vivendi Universal made a forward sale for the same number of shares, to this financial institution, at the price of the investment. As a result, Vivendi Universal recorded a capital gain of €630 million and reduced its debt by approximately €1.4 billion. Following this transaction, Vivendi Universal held 47.7% of the share capital of Vivendi Environnement, which continues to be consolidated.

On August 2, 2002, Vivendi Environnement increased its share capital by €1,529 million, following the issuance of approximately 58 million new shares (14.3% of the capital after capital increase), subscribed to by a group of investors to which Vivendi Universal had already sold its preferential subscription rights. Following this second transaction, Vivendi Universal owns 40.8% of Vivendi Environnement’s share capital. Moreover, Vivendi Universal agreed to keep, during an 18 month lock up period, the 164,868,926 shares it held at the end of the transaction.(1)

UNWINDING OF THE TOTAL RETURN SWAP IN CONNECTION WITH THE DISPOSAL OF VIVENDI UNIVERSAL’S INVESTMENT IN BSKYB PLC

In order to comply with the conditions imposed by the European Commission in October 2001, on the merger of Vivendi, Seagram and Canal+, Vivendi Universal sold approximately 96% (approximately 400 million common shares) of its investment in BSkyB’s common shares and €81 million of money market securities to two qualifying special purpose entities (QSPEs). Concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the QSPEs’ benefi

(1)	Please refer to section 7.15 for an update of these items.

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cial interests, thus allowing Vivendi Universal to maintain its exposure to rises and falls in the price of BSkyB shares until October 2005.

In December 2001, the financial institution controlling the beneficial interest of the QSPEs issued 150 million exchangeable bonds in BSkyB, at an exercise price of 700 pence per share. In this way, Vivendi Universal and the financial institution were able to reduce the nominal of the swap by 37%, and thus fix the value of 150 million shares and create a capital gain of €647 million after tax.

In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution concluded the total rate of return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal’s payment of related costs. As a result of this transaction, Vivendi Universal recognized a pre-tax gain of approximately €1.6 billion, net of expenses, and was able to reduce gross debt by €3.9 billion.

In addition, in February 2002, Vivendi Universal released its remaining holding of 14.4 million shares in BSkyB by exercising its option to exchange a convertible bond for BSkyB shares issued by Pathé that came into Vivendi Universal’s possession when it acquired Pathé. The redemption date was fixed for March 6, 2002 at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per FFr10,000 principal amount of bonds up to and including February 26, 2002.

DIVESTMENT OF VIVENDI UNIVERSAL PUBLISHING’S PROFESSIONAL AND HEALTH DIVISION

On April 18, 2002, Vivendi Universal Publishing (VUP) signed a final agreement which allowed the Cinven, Carlyle and Apax investment funds to acquire 100% of its professional and health information divisions. In parallel with this disposal, Vivendi Universal acquired 25% of the LBO’s capital stock, alongside Cinven (37.5%), Carlyle (28%) and Apax (9.5%). The transaction was concluded on July 19, 2002 with Vivendi Universal’s sale to the investors of the 25% of the shares acquired in the leveraged buy out. The transaction, net of reinvestment, had a favorable impact of approximately €0.9 billion on Vivendi Universal’s debt and reduced profit before tax by €253 million.

EVENTS BETWEEN JANUARY 1 AND JUNE 30, 2002 RELATED TO TREASURY SHARES

In January 2002, Vivendi Universal held approximately 104.4 million of its own shares (excluding the shares which were split to allow the exchange transaction in the context of the Sofiée/ Vivendi/ Seagram merger), of which 20.9 million were held to hedge employee stock option plans and 83.5 million were acquired in the context of a share re-purchase scheme. This represented 9.62% of the share capital at that date (9.89% once the 3 million shares held by subsidiaries are included).

During the first-half of 2002, 55 million shares were sold on January 7 to two financial institutions at a price of €60 per share and 37.4 million shares were transferred on May 7 to Liberty Media in connection with Vivendi Universal’s acquisition of USA Networks, Inc’s entertainment assets. A further 0.1 million shares were sold to employees excercising their stock options. Between January and April, Vivendi Universal bought on the market 7 million shares at an average price of €42.50 per share and bought from some of its subsidiaries 2 million shares at an average price of €45.40 per share.

As at June 30, 2002, Vivendi Universal thus held approximately 20.9 million of its own shares, the vast majority of which are to hedge employee stock option plans. These treasury shares represented 1.93% of the issued share capital as at that date.

During the Board of Directors meeting held on August 14, 2002, the decision was taken to cancel the 20.9 million shares held in connection with employee stock option plans. These have now been hedged by call options covering 12 million shares. After the cancellation of the shares, which should occur before December 31, 2002, the group will hold less than 0.07% of its share capital.

SALE OF PUT OPTIONS ON ITS OWN SHARES

In connection with its share re-purchase program, Vivendi Universal sold put options on its own shares by which it agrees to buy its own shares on specified dates at the exercise price. As at June 30, 2002 and December 31, 2001, Vivendi Universal had outstanding obligations on 13.9 million and 22.8 million shares respectively. The average exercise prices were €69 and €70 respectively, giving a potential commitment of €953 million and €1,597 million respectively. These put options are only exercisable on the specific date of the option and expire at various dates during 2002

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and the first quarter of 2003. According to the terms of the contracts, these put options may be exercised at the option of Vivendi Universal either by transfer of the shares or payment of the difference of their market price to the exercise price.

The cost to Vivendi Universal during the first half of 2002 by option holders exercising their rights amounted to €239 million, corresponding to the premium paid or to be paid in the event of a cash settlement. Further, at the end of June 2002, Vivendi Universal marked to market put options with a specific, future exercise date. This resulted in a provision of €346 million, corresponding to the premium that will have to be paid out by Vivendi Universal in the event of a cash settlement.

DISPOSAL OF INVESTMENT IN VINCI

In June 2002, Vivendi Universal placed on the market 5.3 million Vinci shares for a total of €343.8 million, thereby generating a pre-tax, capital gain of €153 million. At the same time, Vivendi Universal bought call options on the same number of shares at €88.81 allowing the group to cover the convertible loan exchangeable against Vinci shares made in February 2001 for €527.4 million.

ACQUISITION BY VIVENDI ENVIRONNEMENT OF FIRST ACQUA

In April 2002, First Acqua (JV Co) Limited acquired Southern Water, a British water and sewage company, from Scottish Power on the basis of a company value of £2 billion, a sum being equivalent to the estimated, gross regulatory asset value of Southern Water in March 2002. In May 2002, Vivendi Water UK, a wholly-owned subsidiary of Vivendi Water, concluded an agreement with First Acqua Holdings Limited to acquire First Acqua (JV Co) Limited, the holding company of Southern Water. The deal is conditional upon regulatory approval from the United Kingdom’s mergers commission as well as the establishment of satisfactory long-term, non-recourse financing to finance the existing debt of First Aqua (JV Co) Limited and Southern Water. The European Commission gave its approval for this takeover on August 23, 2002.

3. Subsequent Events

SUPPLEMENTARY FINANCING

On July 10, 2002, Vivendi Universal obtained a short-term credit line of €1 billion from a group of 7 banks. On September 18, 2002, Vivendi Universal signed a medium-term credit facility for €3 billion with a group of 11 banks. This new credit line replaces the original credit line obtained on July 10.

In addition, in order to provide the various divisions the financing necessary to support their development, Vivendi Universal will put in place an asset sale program representing €10 billion.(1) This includes the sale, in whole or in parts, of the publishing division, including its American subsidiary, Houghton Mifflin Inc., as well as the public offer of Canal+ and the disposal of certain international assets of Canal+, including the Italian subsidiary Telepiù. The group’s aim is to obtain at least half the proposed sale proceeds within nine months.

SALE OF STAKE IN VIZZAVI EUROPE

On August 30, 2002, Vivendi Universal sold to Vodafone its 50% stake in Vizzavi Europe. As a result, Vivendi Universal received €142.7 million in cash and will no longer be required to finance Vizzavi’s development for its 2002-2003 financial year, thus saving €171 million. Vivendi Universal, did however, take a 100% stake in Vizzavi France which functions independently, but will benefit from technical support and R & D from Vizzavi. In addition, commercial relations between Vizzavi France and SFR will be strengthened.

DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING’S CONSUMER PRESS DIVISION

Vivendi Universal and the Socpresse group have formed plans to sell the consumer press division of Vivendi Universal Publishing (Groupe Express-Expansion and Groupe l’Etudiant) and Comareg (including Delta Diffusion, which is to join Mediapost). The two transactions are together worth a total cash amount of more than €300 million. The plans will be submitted to the employee representatives, the Boards involved and the appropriate authorities. They will enable VUP’s consumer press division and Comareg to become part of a coherent strategy that will guarantee their future and growth.

(1)	Please refer to section 7.6 for an update of these items.

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SETTLEMENT AGREEMENT WITH PERNOD RICARD-DIAGEO

On August 8, 2002, Vivendi Universal, Pernod Ricard and Diageo reached a global settlement of outstanding claims relating to post-closing adjustments arising from the acquisition of Seagram’s spirits and wine. The total net amount payable to Vivendi Universal by Pernod Ricard and Diageo is US$127 million.

RENUNCIATION BY CONVERTIBLE BONDHOLDERS ON THE GUARANTEE AGREED BY VIVENDI UNIVERSAL

Holders of 1.5% 1999 – 2005 Vivendi Environnement bonds with the option to convert and/or exchange for new or existing Vivendi Universal shares held a general meeting on August 20, 2002. Notably, the bondholders renounce, from September 1, 2002, any rights to the guarantee provided by Vivendi Universal in respect of these loans and in consequence to the liability clause in the event of a default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, thereby increasing the interest rate from 1.5% to 2.25%.

CONTINUING PROGRAM OF SALE OF
NON-STRATEGIC ASSETS IN US FILTER (VIVENDI ENVIRONNEMENT)

The agreements on the sale of Plymouth Products and various filtration and separation businesses concluded recently by US Filter should be finalized during the fourth quarter of 2002.

INVESTIGATION BY THE “COMMISSION DES OPERATIONS DE BOURSE”

The “Commission des opérations de bourse” (COB) opened an investigation in July 2002 into the financial information published by Vivendi Universal since January 2001. The group has no other comment to make on the matter.

SHAREHOLDER ACTION

A number of actions of recourse have been filed in France and the United States against the group and certain of its former officers. These actions are only just starting and, at this point, the group has no other comment to make on the matter.

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Note 2 Goodwill

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ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, INC.

Goodwill on the cost of acquisition of the entertainment assets of USA Networks, Inc. amounted to around €12.4 billion, and takes into account shares initially held by Vivendi Universal in USA Networks Interactive, LLC, the 38.7 million shares in this company held by Liberty Media, the $1.6 billion cash received as well as US$2.5 billion-worth of preferred stock.

Vivendi Universal is currently undertaking a preliminary analysis of the cost of acquisition and has initiated an evaluation of the market value of the assets and liabilities acquired. This initial estimate of the cost of acquisition will be reviewed and modified if necessary once the company has obtained the analyses needed for any adjustment of the value of the assets and liabilities. This procedure must be carried out within one year of the date of acquisition. To date, brand names have been the major asset identified and a book value of US$825 million has been attributed to them. In the meantime, the difference between the purchase price and the net assets acquired, after deduction of assets and liabilities separately identified, has been accounted for as goodwill. This evaluation of the assets and liabilities is currently being undertaken by an independent expert.

INCREASED HOLDING IN MULTITHEMATIQUES

In connection with the sale of its shares in USA Networks, Liberty Media surrendered to Vivendi Universal its a 27.4% share in the European cable television company, Multithématiques and its current account balances in exchange for 9.7 million Vivendi Universal shares valued at €57.80 per share. The share value is based on the average closing price of Vivendi Universal shares during the 11 days around 16 December 2001, the date the agreement was announced. The extra goodwill resulting from Vivendi Universal taking a controlling stake in this company, which had been consolidated until March 31, 2002 under the equity method, amounted to €0.5 billion.

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EXCEPTIONAL IMPAIRMENT OF GOODWILL AND ASSETS

Goodwill

Based on similar valuation methods but due to the deterioration of the economy since December 2001 and the impact of the increase in the cost of capital, the group has taken the decision to take an impairment charge of €11 billion as at June 30, 2002 against goodwill on certain acquisitions. This preliminary adjustment has been calculated using the group’s accounting principles for long-term assets. Long-term assets are subject to an exceptional impairment of goodwill if events result in, or show a risk of, an unexpected reduction in the value of the assets. In this situation, their fair value is re-assessed and a provision is made to cover any eventual, significant difference between the book value and the realizable value.

This exceptional goodwill impairment is broken down as follows:

•	€3.8 billion for Canal+

•	€3.5 billion for Universal Music Group

•	€2.6 billion for Vivendi Universal Entertainment

•	€1.1 billion for international telecoms and internet assets

As permitted under French GAAP, a portion of goodwill arising from acquisitions paid for in equity securities was originally recorded as a reduction to shareholders equity, up to the amount of the related share premium. The impairment charge does not reflect any “theoretical” impairment of goodwill originally recorded as a reduction of shareholders equity. Upon the recommendation of the COB, Vivendi Universal determined the total goodwill impairment based on total goodwill, including the portion recorded as a reduction of shareholders’ equity, adjusted for accumulated goodwill amortization recorded since the acquisition. The “theoretical” goodwill impairment amounts to €11.5 billion.

The total amount of goodwill recorded as a reduction of shareholders’ equity as at June 30, 2002 is discussed in Note 4.

This exceptional write-off was calculated as the difference between the net book value of the impacted businesses and the impact the change in the cost of capital has had, resulting in a risk of a reduction of their value and our estimated fair value. Standard evaluation methods have allowed us to establish fair market values, notably:

•	Business units involved in recent transactions or ones that are currently under discussion have been assessed at the value attributed to them in the transaction.

•	Investments in listed companies have been valued at the stock market price.

•	In all other cases, the fair market value of business units has been determined by the analysis of discounted cash flows or, whenever possible, by comparison to similar listed companies.

Regarding the discounted cash flow method of analysis, the three factors taken into account were cash flow, rate of return and growth rate to infinity. The source of the cash flow statements used for the analysis were the business plans of the business units concerned available at the time of the analysis. The rate of return was based upon an analysis of the average cost of capital of the relevant business units. Their cost of capital and growth rate were determined by taking into account the specific business environment in which each business unit operated, and specifically the maturity of the market and the geographic localization of its operations.

For information, the principal assumptions by business were:

•	Music: analysis of discounted cash flow (rate of return between 9.9% and 10.6% versus 8% and 9% at December 31, 2001, growth rate of 2% to 3% versus 4% and 6% at December 31, 2001) or comparison to similar listed companies.

•	Film: for the film business of Universal Studios, a rate of return between 9% and 10.5% versus 6% and 7% at December 31, 2001 and a growth rate between 2.5% and 3.5% versus -1% and 5% at December 31, 2001; analysis of the cost of acquisition of USA Networks, Inc.’s entertainment assets currently underway (see Note 2).

•	TV: taking into account the restructuring of Canal+ announced on July 23, 2002:

•	Canal+ France, in its future, new form: rate of return between 9.5% and 10% versus 9% at December 31, 2001, growth rate of 2.5% to 3.5% versus 3% at December 31, 2001.

•	Telepiù, Canal+ Benelux, Canal+ Poland, Canal+ Nordic, Canal+ Technologies and Numéricable are valued on the basis of their transaction value.

•	Sogecable and Sport Five are valued at the stock market price, after including a liquidity discount for the latter.

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•	International assets in telecommunications and the Internet:

•	Long-term assets are valued on the basis of their discounted cash flow (Maroc Telecom and Kencell having a rate of return between 12.5% and 14.5% versus 11% and 13% at December 31, 2001, and a growth rate of 2.5% to 5.5% versus 3.5% and 5.5% at December 31, 2001) or against comparable listed companies (Monaco Telecom).

•	Other assets (Elektrim Telekomunikacja, Magyar Telecom, Xfera and Misrfone), as well as Internet activities, are valued on the transaction value or probable realizable value.

The net impact in changes in goodwill can be summarized as follows:

	Net balance at			Changes in scope
	January 1,			of consolidation		Net balance at
(In millions of euros)	2002	Amortization	Impairment	and other	Other	June 30, 2002

Music	12,763	(160)	(3,500)	74	(964)	8,213
Publishing	2,161	(40)	—	(304)	15	1,832
Groupe Canal+	8,002	(94)	(3,838)	630	(17)	4,683
Vivendi Universal Entertainment	7,472	(93)	(2,600)	10,733	(2,789)	12,723
Telecom	3,043	(65)	(762)	8	(219)	2,005
Internet	638	(69)	(300)	72	(341)	—
Holding & Corporate	(1,353)	17	—	—	(8)	(1,344)

Total	32,726	(504)	(11,000)	11,213	(4,323)	28,112
Environmental Services	4,888	(138)	—	16	(146)	4,620
Non-Core Businesses	3	—	—	2	—	5

Total Vivendi Universal	37,617	(642)	(11,000)	11,231	(4,469)	32,737

Financial Assets

Financial provisions of €3.4 billion were recorded in the first half of 2002, of which €2.3 billion by a reduction in asset value and €1.1 billion as a provision. This action was taken to reflect the decline in the market since the beginning of the year and the re-evaluation by the Board of Directors of the growth potential of certain listed and unlisted investments. The majority of these provisions are linked to specific international telecommunications activities, sale options on Vivendi Universal shares, Sithe Energies, cost of calls, AOL Europe, Softbank Capital Partners and certain listed businesses.

The impact of exceptional impairment described above can be summarized as follows:

	Impairment		Provisions and		Goodwill	Total
(In billions of euros)	of assets		allowances		impairment	impairment

Music	—		—		(3.5)	(3.5)
Group Canal+	—		—		(3.8)	(3.8)
Vivendi Universal Entertainment	—		—		(2.6)	(2.6)
Telecom	(0.8	) (1)	(0.5	)(2)	(0.8)	(2.1)
Internet	—	(3)	—		(0.3)	(0.3)
Other	(1.5	) (4)	(0.6	)(5)	—	(2.1)

	(2.3)		(1.1)		(11.0)	(14.4)

(1) Of which, Elektrim represents (€700) million (see Notes 3 and 8).

(2) Of which international telecom assets represent (€0.4) billion (see Note 8).
(3) Of which Softbank represents (€120) million and Vizzavi €130 million (see Note 3).
(4) Of which EchoStar represents (€598) million (see Note 3), Sithe Energies Inc. (€284) million (see Note 3), Dupont (€173) million (see Note 3), and amortization of the BNP call (€226) million.
(5) Of which AOLE represents (€270) million (see Note 8) and a provision for Vivendi Universal puts of (€346) million (see Note 8).

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Note 3 Investments

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Vivendi Universal’s investments consist of:

	June 30,	December 31,
(In millions of euros)	2002	2001

Investments accounted for using the equity method	2,287	9,176

Other investments:
Investments accounted for using the cost method	1,943	1,150
Portfolio investments — marketable securities	1,819	1,814
Portfolio investments — other	2,412	2,619

	6,174	5,583

	8,461	14,759

INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The following table summarizes information about equity method investments:

				Proportionate		Proportionate share of
		Interest		share of equity		net income (loss)
		June 30,	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
(In millions of euros)		2002	2001	2002	2001	2002	2001	2001

USANi LLC	(1)	—	47.9%	—	6,669	46	144	13
UC Development Partners		50.0%	50.0%	353	364	(18)	(46)	(19)
Sundance Channels	(2)	10.0%	10.0%	168	185	(1)	—	131
Universal Studios Florida		50.0%	50.0%	151	168	(10)	5	5
Port Aventura		37.0%	37.0%	84	101	(6)	(2)	(6)
Universal Studios Japan		24.0%	24.0%	66	85	(13)	25	(5)
UGC		39.3%	39.3%	83	83	—	7	10
UGC Ciné cité	(3)	15.6%	15.6%	69	69	—	1	—
SPORTFIVE	(4)	46.4%	35.6%	288	229	(6)	—	—
TKP and Cyfra+	(5)	—	43.0%	—	—	—	(122)	(32)
Elektrim Telekomunikacja SP		49.0%	49.0%	477	521	(108)	(28)	15
Telecom Developpement		50.0%	50.0%	283	281	2	12	—
Xfera Moviles		26.2%	26.2%	—	72	(59)	(35)	(33)
Société Financière de Distribution (SFD)		49.0%	49.0%	(6)	(74)	(6)	(23)	—
Vizzavi Europe		50.0%	50.0%	(432)	(466)	(96)	(193)	(81)
Other	(6)	—	—	703	889	2	(198)	(243)

				2,287	9,176	(273)	(453)	(245)

(1) Holding transferred to USA Networks Inc in connection with the acquisition of its entertainment businesses (see Note 1).

(2) Despite having less than a 20% interest, the Sundance Channels are accounted for under the equity method as Vivendi Universal also has loans to the Sundance partnership (approximately U.S.$50 million at December 31, 2001), which can be converted to a common interest, increasing our interest to 50% or above. This allows Vivendi Universal to exercise significant influence over the Sundance Channels.
(3) Vivendi Universal has a direct interest of 15.6% in UGC Ciné Cité and an indirect interest of 33.2% through its investment in UGC.
(4) New entity created through the merger between the Jean-Claude Darmon Group and Sport+ in 2001.
(5) Consolidated from December 31, 2001.
(6) Other investments consists of various entities accounted for under the equity method whose proportionate share of equity as at June 30, 2002 is less than €46 million or are subsidiaries of Vivendi Environnement (Realia Business SA, Domino, South Staffordshire...).

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The following table provides a reconciliation of the change in equity method investments during the year:

	Proportionate	Changes in			Foreign
	share of equity	scope of	Proportionate		currency	Proportionate
	December 31,	consolidation	share of net	Dividends	translation	share of equity
(In millions of euros)	2001	& other	income (loss)	received	adjustments	June 30, 2002

USANi LLC	6,669	(6,511)	46	(149)	(55)	(0)
UC Development Partners	364	28	(18)	—	(22)	353
Sundance Channels	185	—	(1)	—	(15)	168
Universal Studios Florida	168	—	(10)	—	(7)	151
Port Aventura	101	—	(6)	—	(10)	84
Universal Studios Japan	85	—	(13)	—	(6)	66
UGC	83	—	—	—	—	83
UGC Ciné cité	69	—	—	—	—	69
SPORTFIVE(1)	229	69	(6)	(3)	—	288
Elektrim Telekomunikacja SP(2)	521	(68)	(108)	—	64	409
Telecom Developpement(3)	281	—	2	—	—	283
Xfera Moviles(4)	72	(13)	(59)	—	—	—
Société Financière de Distribution (SFD)	(74)	74	(6)	—	—	(6)
Vizzavi Europe(5)	(466)	130	(96)	—	—	(432)
Other	889	(77)	3	(7)	(38)	769

	9,176	(6,368)	(273)	(159)	(89)	2,287

(1) Changes in scope of consolidation reflect an increase in holding from 35.6% to 46.4%.

(2) Provisions recorded as at June 30, 2002, total €621.5 million, of which €68.1 million in reduction in shareholding and €553.4 million increase in the bad debt provision (see Note 2).
(3) Includes a provision of €45.8 million in respect of risks and costs (see Notes 2 and 8).
(4) Of which €33.3 million relates to a provision (see Note 2).
(5) Of which €130 million relates to the reversal of a provision (see Note 2).

NON-CONSOLIDATED INVESTMENTS

Summarized financial information for equity method investees is as follows:

	Interest		Cost
	June 30,	December 31,	June 30,	December 31,
(In millions of euros)	2002	2001	2002	2001

Echostar(1)	10,0%	—	1,698	—
Sithe Energies Inc(2)	34,2%	34,2%	604	604
Elektrim S.A.(3)	10,0%	10,0%	96	96
Mauritel	18,9%	18,9%	42	52
Vodafone Egypt (formerly Misrfone)(4)	7,0%	7,0%	23	23
Other(5)			953	872

			3,416	1,647
Valuation allowance			(1,473)	(497)

			1,943	1,150

Refer to footnotes on following page.

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(1) On January 22, 2002, Vivendi Universal also made a $1.5 billion equity investment in EchoStar. In exchange, EchoStar issued 5,760,479 Series D Preferred Stock at an issue price of $260 per share. This stock has liquidation preference equal to its issue price. Each Series D stock is convertible into 10 Class A common shares in EchoStar. Following this transaction, Vivendi Universal owns approximately 10% of EchoStar. Vivendi Universal will also receive contingent value rights intended to provide downside protection if the price of the Class A common shares falls below $26.04 per share. A provision of €598 million has been included in the accounts to bring the book value of the investment in line with the current market value of the shares (closing price as at June 30, 2002 of $18.56 per share).

(2) Of which €284 million relates to a provision included in the accounts for the first half of 2002 (see Note 2).
(3) Of which €17 million relates to a provision included in the accounts for the first half of 2002 (see Note 2).
(4) Of which €20 million relates to a provision included in the accounts for the first half of 2002 (see Note 2).
(5) Other investments consists of various entities accounted for under the cost method whose book value as at June 30, 2002 is less than €60 million.

PORTFOLIO INVESTMENTS — SECURITIES

The following table summarizes information about portfolio investments — securities:

	June 30, 2002				December 31, 2001
		Gross	Gross	Estimated		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
(In millions of euros)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

British Sky Broadcasting(1)	—	—	—	—	1	15	—	16
Dupont(2)	903	—	(173)	730	903	—	(106)	797
USA Interactive(3)	995	373	—	1,368	741	137	—	878
Softbank Capital Partners(4)	230	—	(230)	—	230	—	(117)	113
Saint-Gobain(5)	—	—	—	—	14	7	—	21
Others(6)	155	—	(60)	95	44	—	(7)	37

	2,282	373	(463)	2,192	1,933	159	(230)	1,862
Valuation allowance	(463)	—	463	—	(119)	—	119	—

	1,819	373	—	2,192	1,814	159	(111)	1,862

(1) In February 2002, these BSkyB shares were sold for cash, which was used in part for the redemption of the Pathé exchangeable bonds (see Note 1).

(2) Represents 16,444,062 shares with a book value of $713 million. The quoted market price as at June 30, 2002 was $44.40 per share. A provision of €173 million was recorded in the accounts in the first half of 2002 in order to bring the book value in line with the market value.
(3) Represents 18,181,308 shares of common stock with a book value of $374 million and 13,430,000 Class B shares with a book value of $276 million, as well as 25,000,000 shares acquired through Liberty Media in Vivendi Universal’s acquisition of the entertainment assets of USA Networks (see Note 2). The quoted market price for the common stock of USA Interactive, which combines the USA Networks assets not acquired by Vivendi Universal, was $23.45 per share as at June 30, 2002.
(4) A provision of €120 million was recorded in the accounts at June 30, 2002.
(5) Sold during the first half of 2002.
(6) Other investments consists of various entities whose cost was under €40 million at June 30, 2002.

OTHER PORTFOLIO INVESTMENTS

The following table summarizes information about other portfolio investments:

	June 30,	December 31,
(In millions of euros)	2002	2001

Long-term loans(1)	1,698	1,586
Other	1,402	1,231

	3,100	2,817
Valuation allowance(2)	(688)	(198)

	2,412	2,619

(1) Of which €504 million relates to Elektrim Telekomunikacja.

(2) Includes a provision in relation to Elektrim Telekomunikacja for €485 million (see Note 2).

.........................................................................

Note 4 Shareholders’ Equity

.........................................................................

The number of common shares outstanding was 1,088,320,485 and 1,085,827,519, respectively, as at June 30, 2002 and December 31, 2001. Each common share, with the exception of treasury shares, has one voting right which may be registered upon request by the owner. The number of voting rights outstanding was 1,067,671,500 and 978,216,347, respectively, as at June 30, 2002 and December 31, 2001. As at June 30, 2002, Vivendi Universal and its subsidiaries held 21,619,168 Vivendi Universal shares, representing a gross amount of €1,480 million, or an average

  Vivendi Universal

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cost per share of €68.5. The number of shares recorded as marketable shares represents the vast majority of issued shares. The remaining balance of 84,384 shares was recorded as a deduction of shareholders’ equity. Additionally, 15.7 million stripped shares, the title ownership of which was transferred to the Seagram shareholders who elected to acquire their Vivendi Universal stock on a deferred basis, were also recorded as a reduction of shareholders’ equity. Approximately 20.9 million shares are allocated to cover the stock option plans offered to Vivendi Universal employees. During the first half of 2002, 6,969,865 shares were acquired at an average price of €42, whilst 92,737,591 shares were sold at an average price per share of €47.80. As at June 30, 2002, Vivendi Universal had convertible securities and outstanding stock options that were convertible or exercisable into approximately 63.7 million common shares.

The reversal of goodwill, which had previously been recorded as a reduction of shareholders’ equity pursuant to the former rules issued by the COB in 1998, amounted to €4,262 million as at June 30, 2002. Without adjustments to shareholders equity, the total write-off of goodwill at June 30, 2002, was €476 million (after adjustment for linear amortization over the normal time period prescribed by the accounting policies of the group), of which €59 million relates to the current accounting period. This amount excludes the exceptional, “theoretical” write-off of €2.8 billion (of which €0.5 billion relates to the first half of 2002, see Note 2) which would have impacted the initial goodwill amount accounted for under shareholders’ equity.

This exceptional, “theoretical” write-off has no impact on the Income Statement (see Note 2).

On August 14, 2002, the Board of Directors of Vivendi Universal authorized the cancellation of 20,865,167 treasury shares held in connection with employee stock option plans. Cover of this obligation is now managed through call options. These shares, with a book value of approximately €1 billion, were recorded under trading securities in the balance sheet (see note 8). Their cancellation will be recorded as a reduction of shareholders’ equity for the same amount.

.........................................................................

Note 5 Debt

.........................................................................

Liquidity Position of the Group

On July 10, 2002, at the request of the Chairman and CEO of Vivendi Universal and the Board, a group of 7 banks, comprised of BNP Paribas, Citigroup, Crédit Agricole Indosuez, Crédit Lyonnais, Crédit Suisse First Boston, Deutsche Bank and Société Générale, accepted to extend an unsecured credit line of €1 billion until December 31, 2002.

On September 18, 2002, Vivendi Universal received from these same banks (with the exception of Deutsche Bank) along with ABN Amro, CDC Ixis, Natexis Banques Populaires, Royal Bank of Scotland and Sumitomo Mitsui Banking Corporation, a commitment to lend €3 billion, which replaces the original credit line for €1 billion made in July to two North American holding affiliates. This new, secured loan(1) will be composed of three tranches, the last of whose payments shall become due at the latest in the period from November 2003 to December 2004.

This commitment is subject to the agreement of certain current lenders with respect to syndicated loans in the amount of €3.85 billion and bilateral lines of credit for a total of €1.5 billion. Agreement related to the €3 billion syndicated loan and the bilateral lines of credit are currently being finalized. The company is currently in the process of obtaining the necessary agreement on the remaining €850 million.(2)

(1)	Since the disclosure of the operating and financial review and prospects at June 30, 2002 on September 25, 2002, the position of the Company regarding this Secured Loan has evolved. This update is discussed within section 7.6 Liquidity update.

(2)	Please refer to section 7.6 for an update of these items.

Vivendi Universal

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Long-term and Short-term Debt

		June 30,	December 31,
(In millions of euros)		2002	2001

Bonds and bank loans		15,292	15,218
BSkyB 0,5%	(1)	—	3,948
Vivendi Environnement exchangeable 2%	(2)	1,809	1,809
Vivendi Universal convertible 1,25%	(3)	1,699	1,699
Vivendi Environnement convertible 1,5%	(4)	1,535	1,535
BSkyB exchangeable 1%	(5)	1,440	1,440
Class A and class B preferred shares (USAi acquisition)	(6)	2,576	—
Vinci exchangeable 1%	(7)	527	527
BSkyB exchangeable 3%	(8)	—	117
Seagram debt remaining	(9)	96	354
Capital leases	(10)	972	997

		25,946	27,644
Subordinated securities	(11)	127	133

Total long-term debt		26,073	27,777

Bank overdrafts and other short-term borrowings		13,844	14,003

Of the total long-term debt, €13.5 billion related to Vivendi Environnement, including €11.2 billion of bonds and bank loans, the 1.5% convertible and exchangeable bonds (discussed in footnote 4 below), €620 million of capital leases and €101 million of subordinated debt. Of the total bank overdrafts and other short-term borrowings, €4.9 billion related to Vivendi Environnement.

(1) In October 2001, Vivendi Universal sold approximately 96% of its investment in BSkyB to two QSPEs (Qualifying Special Purpose Entities) and concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the QSPEs’ beneficial interests In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution concluded the total rate of return swap on those shares (see Note 1).

(2) In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2001, for shares in Vivendi Environnement (interest 2%; yield to maturity of 3.75%; expiring March 2006; nominal value €55.90, or 30% above the average price of a Vivendi Universal share the day before). The expected redemption price of the bonds €61.17. These bonds may be converted at any time if the closing price of a Vivendi Environnement share for 20 out of 30 consecutive days equals or exceeds 125% of the accreted principal amount. These bonds may be redeemed by the bondholder on March 8, 2003 at an exercise price of €57.89 per share. As at June 30, 2002, all the bonds were outstanding.
(3) In January 1999, Vivendi Universal issued 6,028,363 bonds with a nominal value of €282 each that bear interest at 1.25% per annum. Each bond is convertible at the option of the bondholder into Vivendi Universal shares at a conversion rate of 1 bond to 3.047 shares. Vivendi Universal may redeem the bonds early in the whole from January 1, 2002 to December 31, 2003 at the par value if the average price of a Vivendi Universal share over a specified period exceeds 115% of the redemption price. Following the Merger Transactions, Vivendi Universal held back these bonds and will totally redeem them on January 1, 2004 at their par value. As at June 30, 2002, 6,024,329 bonds were outstanding.
(4) In April 1999, Vivendi Environnement, a then wholly owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds to the public, with a nominal value of €271 each that bear interest at 1.5% per annum. Upon the IPO of Vivendi Environnement in July 2000, 5,183,704 bonds were converted into Vivendi Environnement shares. The balance is convertible at the option of the bondholder into at a conversion rate of 1 Vivendi Environnement bond to 3.124 Vivendi Universal shares. The redemption price is €288 (representing a € 17 premium) and they will mature on the January 1, 2005. In the absence of conversion, exchange or early redemption, the bonds will have a gross yield to maturity of 2.54%. Vivendi Universal may require Vivendi Environnement to redeem the bonds at an early redemption price (necessary to provide the bondholders a gross yield to maturity of 2.54%) if the average price of a Vivendi Universal share over a specified period exceeds 115% of the redemption price. As at June 30, 5,331,066 bonds were outstanding and convertible into a total of 16,654,250 Vivendi Universal shares which may be treasury shares or newly issued shares. On 20 August 2002, Vivendi Environnement held a general assembly of its bondholders (1.5% 1999 — 2005 Vivendi Environnement bonds convertible or exchangeable for newly issued shares). With the support of 64.8% of the votes cast, the bondholders agreed to adopt the resolutions put forward. Notably, the bondholders renounce from 1 September 2002, any rights to the guarantee provided by Vivendi Universal in respect of these loans and in consequence to the liability clause in the event of a default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, thereby increasing the interest rate from 1.5% to 2.25% (see Note 9).
(5) In July 2000, in connection with its intention to dispose of its BSkyB shares, Vivendi issued 59,455,000 exchangeable notes with a nominal value of €24.22 each that bear interest at 1% per annum and expire after 3 years (2000 — 2003). These notes are now held in the balance sheet of Vivendi Universal after it absorbed Vivendi. The conversion rate is 1 BSkyB share (with a nominal value of £0.50) for 1 Vivendi Universal bond. Each note is exchangeable at any time during the term of the loan. Furthermore, the notes are redeemable in whole at the option of Vivendi Universal at the early redemption price (assuring the note holder a yield to maturity of 1.88%) if the average proce of BSkyB shares during a period of 20 consecutive days is equal to or greater than 115% of the principal amount of the notes. The notes mature on July 5, 2003, at which point any outstanding notes will be redeemed at a rate of €24.87 per note. In October 2001, all of the BSkyB shares corresponding to the issuance of these notes were sold. As at June 30, 2002, all of these notes were outstanding.
(6) In May 2002, Vivendi Universal acquired the entertainment assets of USA Networks, Inc. In addition to the cash payment, USA Networks, which became USA Interactive at the close of this transaction, received Class A and Class B preferred shares in VUE with initial face values of $750 million and $1.75 billion (the latter being in the form of puts and calls between Vivendi Universal and USA Networks for approximately 56.6 million shares of USA common stock). These Class A and Class B preferred shares bear interest at 5% per annum and expire in 20 years.

  Vivendi Universal

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(7) In February 2001, Vivendi Universal issued 6,818,695 bonds with a nominal value of €77.35 each (30% above the previous day’s closing price of a Vinci share) that bear interest at 1% per annum. The bonds expire on March 1, 2006 and provide a yield to maturity of 3.75%. Each bond is exchangeable at any time after April 10, 2001 at the option of the bondholder into a Vinci share for a total amount of €527.4 million. This transaction allows Vivendi Universal to complete its disengagement from its holding in Vinci by exchanging its remaining holding in the company (8.2% as at 31 December 2001). As at June 30, 2002, all of the bonds remained outstanding. The bonds mature on March 6, 2006, at which point any outstanding bonds will be redeemed in cash at a rate of €88.81 per bond.
(8) During the first half of 2002, Vivendi Universal redeemed convertible bonds held on its balance sheet as a result of the purchase of Pathé. These bonds were converted into 14,494,819 shares in BSkyB.
(9) Following the merger of Vivendi, Canal+ and Seagram, Vivendi Universal, during the first quarter of 2001, reimbursed the majority of the credit lines in use at the time of the merger. The balance is made up of several credit lines with terms up to 2023.
(10) Represents lease contracts that include a purchase option, known in France as “credit bail”. In addition to these lease contracts, Vivendi Universal has additional lease obligations related to real estate defeasances.
(11) Subordinated debt consisting primarily of: a. A loan of €244 million to finance a waste water treatment plant in Zaragoza, Spain, underwritten by OTV on 27 December 1991 and repayable over 15 years. b. $70 million of securities repayable over 15 years issued by Energy USA on January 29, 1991.

Long-term debt broken down by currency

	June 30,	December 31,
(In millions of euros)	2002	2001

Euros	18,135	18,077
U.S. dollars	6,511	4,443
Pounds sterling	477	4,229
Other	950	1,028

Total long-term debt	26,073	27,777

Long-term debt broken down by maturity

	June 30,	December 31,
(In millions of euros)	2002	2001

Due between one and two years	8,089	3,434
Due between two and five years	9,398	14,288
Due after five years	8,586	10,055

Total long-term debt	26,073	27,777

At Vivendi Environnement, bank loans of €752 million were secured as at June 30, 2002. These guarantees included €521 million in the water business, comprised primarily of €214 million for General Utilities, €81 million for Wyuna Water (Australia), €70 million Schwarze-Pumpe and €127 million for Vivendi Water Industrial Development and €231 million of guarantees in the waste management business related to Norsk Gjevinning in Scandinavia.

Net debt (gross debt less cash and cash equivalents)

	June 30,	December 31,
(In millions of euros)	2002	2001

Long-term debt, including:(1)	26,073	27,777
capital leases	972	997
subordinated debt	127	133
Bank overdrafts and other short-term borrowings(1)	13,844	14,003

Total gross debt	39,917	41,780

Cash and cash equivalents(1)	(5,024)	(4,725)

Total net debt	34,893	37,055

(1) Separate analysis from figures shown in the consolidated balance sheet.

Vivendi Universal

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.........................................................................

Note 6 Financial Instruments

Relating to Management of Interest Rate,
Foreign Currency and
Equity Market Risks (1)
.........................................................................

Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. These positions may adversely affect its operational and financial earnings. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

Interest Rate Risk Management

Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR variable rate instruments and are considered to be a hedge against the change in fair value of fixed rate debt obligations. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt. The following table summarizes information about Vivendi Universal’s interest rate risk management instruments:

	June 30,	December 31,
(In millions of euros)	2002	2001

Pay-variable interest rate swaps:
Notional amount of indebtedness	7,178	5,868
Average interest rate paid	3.86%	3.36%
Average interest rate received	4.73%	5.01%

Expiry:
Due within one year	3,776	2,282
Due between two and five years	1,344	1,526
Due after five years	2,058	2,060

Pay-fixed interest rate swaps:
Notional amount of indebtedness	10,819	10,284
Average interest rate paid	4.06%	4.25%
Average interest rate received	2.99%	2.97%

Expiry:
Due within one year	2,701	2,766
Due between two and five years	5,847	3,951
Due after five years	2,271	3,567

Interest rate caps, floors and collars:
Notional amount of indebtedness	5,318	3,392
Guarantee rate	4.51%	4.78%

Expiry:
Due within one year	250	150
Due between two and five years	3,239	1,391
Due after five years	1,829	1,851

Foreign Currency Risk Management

Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets

(1)	Excluding sales of put options on its own shares discussed in Note 2 Sale of put options on its own shares and in Note 9 Commitments and Contingencies.

  Vivendi Universal

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and liabilities, Vivendi Universal enters into various instruments, including forward contracts, option contracts and cross-currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. The gains and losses on these instruments offset changes in the value of the related exposures. As at June 30, 2002, Vivendi Universal had effectively hedged approximately 80% of its estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted in the period up to December 2002. The principal currencies hedged were the U.S. dollar, Japanese yen, British pound and Canadian dollar.

The following table summarizes information about Vivendi Universal’s foreign currency risk management instruments:

	June 30,	December 31,
(In millions of euros)	2002	2001

Forward contracts:
Notional amount	260	1,705
Sale against the euro	107	640
Purchase against the euro	153	1,065

Expiry:
Due within one year	260	1,705
Due between two and five years	—	—
Due after five years	—	—

Currency swaps:
Notional amount	7,813	2,710
Sale against the euro	7,035	1,027
Purchase against the euro	778	1,683

Expiry:
Due within one year	6,764	2,447
Due between two and five years	36	263
Due after five years	1,013	—

Equity Market Risk Management

Our exposure to equity market risks relates to our investments in the marketable securities of unconsolidated entities and in debt securities. During 2001 and 2000, Vivendi Universal hedged certain debts linked to the performance of Vivendi Universal using specialized indexed swaps. These swaps, with notional amounts totaling €377 million in 2002, 2001 and 2000 expire within 7 years.

	June 30,	December 31,
(In millions of euros)	2002	2001

Equity-linked swaps:
Notional amount	377	377

Expiry:
Due within one year	132	46
Due between two and five years	122	208
Due after five years	123	123

Total return swaps(1):
Notional amount	837	3,511

Expiry:
Due between two and five years	837	3,511

(1) See Note 9.

In June 2002, Vivendi Universal placed 5.3 million shares in Vinci for a total of €343.8 million. At the same time, Vivendi Universal bought call options on the same number of shares at €88.81 allowing the group to cover the convertible loan exchangeable against Vinci shares issued in February 2001 for €527.4 million.

Credit Concentration Risks and Counter-Party Risk

Vivendi Universal minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal’s credit risk is limited to the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their dispersion across many geographic areas, and the diversification of our portfolio among various instruments and issuers.

Vivendi Universal

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Note 7 Income Taxes

.........................................................................

A reconciliation of the differences between the French statutory tax rate and Vivendi Universal’s effective income tax rate is as follows:

	June 30,	June 30,	December 31,
	2002	2001	2001

French statutory rate	35.4%	36.4%	36.4%
Nondeductible Goodwill amortization	(35.3)	29.5	(48.4)
Long-term capital gains/ losses taxed at lower tax rates	(2.5)	(14.7)	4.0
Tax losses	6.0	(9.5)	(3.0)
Other, net	(6.7)	—	(2.8)

Effective income tax rate	(3.1)%	41.7%	(13.8)%

Tax assets and liabilities as at June 30, 2002 have not changed significantly compared to the balance sheet as at December 31, 2001. The only noteworthy changes are:

•	The creation of €700 million in tax losses as a result of the exceptional goodwill write-off.

•	The reversal of a €200 million provision for deferred tax liability in the United Kingdom, accrued at December 31, 2001, in respect of the capital gain on the sale of BSkyB. The change follows the decision in the United Kingdom to no longer tax capital gains on shares.

The years ended December 31, 1999 to December 31, 2001 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

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Note 8 Additional Financial Statement Information

.........................................................................

Income Statement Data

PRO-FORMA FINANCIAL INFORMATION SHOWING THE IMPACT OF THE ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, INC. (2002), AND HOUGHTON MIFFLIN, MAROC TELECOM AND MP3.COM (2001)

As transactions that took place in 2001 and 2002 have led to a re-organization of our activities and impacted the comparability of the financial statements of the group, provided below is summary information from the 2002 and 2001 Income Statements. This is unaudited information and is presented on a pro-forma basis showing the impact of the acquisition of the entertainment assets of USA Networks Inc, Houghton Mifflin, Maroc Telecom and MP3.com as if these assets had all been acquired at the beginning of 2001. The pro-forma data has been calculated by adding to the actual results of Vivendi Universal, the effective results of each entity acquired for the relevant period. We believe the pro-forma information, which includes prior period figures for comparison, allows a better analysis of the group’s results. The pro-forma information is not necessarily representative of the combined, actual results that would have transpired if these acquisitions had all occurred at the beginning of 2001, nor are they indicative of the future operating results of Vivendi Universal. However, the audiovisual activities of Universal Studios are nevertheless integrated with those of Groupe Canal+. This reclassification has no impact on the total financial results of Vivendi Universal.

	June 30, 2002	June 30, 2001
(In millions of euros)	proforma	proforma

Revenue	30,618	28,293
Operating income	2,431	2,257

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ADDITIONAL FINANCIAL STATEMENT INFORMATION

	June 30,	June 30,	December 31,
(In millions of euros)	2002	2001	2001

Financial expenses, net
Financing costs	(674)	(625)	(1,455)
Capital gains on sale of portfolio investments	194	122	143
Foreign exchange gains (losses)	(68)	154	51
Financial provisions	(3,402)	(128)	(482)
Other	(280)	10	(185)

	(4,230)	(467)	(1,928)

Exceptional items, net
Net capital gains and gains on the dilution of our interests in other companies(1)	2,068	1,255	2,365
Other	—	(17)	—

	2,068	1,238	2,365

Depreciation and amortization
Depreciation of property, plant and equipment	1,876	1,621	2,578
Amortization of goodwill(2)	642	769	1,688
Goodwill impairment	11,000	312	13,515
Amortization of other intangible assets	438	255	1,253
Other non-financial provisions and allowances	—	(275)	16

	13,956	2,682	19,050

(1) Of which, as at June 30, 2002, a capital gain on BSkyB of €1.6 billion, a capital gain of €630 million on the sale of a 15.5% stake in Vivendi Environnement, a capital gain on the disposal of Canal Digital of €144 million and a capital loss on the disposal of the professional and publishing divisions of Vivendi Universal Publishing of (€253) million.

(2) See Note 2.

Balance Sheet Data

		Accumulated	Goodwill,
(In millions of euros)	Goodwill	Amortization	Net

Goodwill, net
Balance at December 31, 2001	54,159	(16,542)	37,617
Changes in consolidation scope	11,324	(94)	11,230
Amortization	—	(642)	(642)
Impairment	—	(11,000)	(11,000)
Other	1,715	(2,802)	(1,087)
Foreign currency translation adjustments	(3,497)	116	(3,381)

Balance at June 30, 2002	63,701	(30,964)	32,737

(1) Including goodwill related to USA Networks which is in the process of being valued.

(2) See Note 2.

	June 30,	December 31,
(In millions of euros)	2002	2001

Other intangible assets, net
Audiovisual and music rights	7,578	7,821
Trademarks, market share, editorial resources	7,409	7,984
Film costs, net of amortization	2,833	2,587
Editorial & plate costs	187	118
Telecom licenses	983	680
Deferred charges	1,396	1,391
Software	710	703
Fees paid to local authorities	556	568
Other	1,549	1,450

	23,201	23,302

			Other
	Other		Intangible
	Intangible	Accumulated	Assets,
(In millions of euros)	Assets	Amortization	Net

Balance at December 31, 2001	30,128	(6,826)	23,302
Additions/ allocations	876	(482)	394
Disposals/ reversals	(71)	44	(27)
Changes in scope of consolidation and other	1,061	(142)	919
Foreign currency translation adjustments	(1,580)	193	(1,387)

Balance at June 30, 2002	30,414	(7,213)	23,201

Vivendi Universal

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	June 30,	December 31,
(In millions of euros)	2002	2001

Property, plant and equipment, net
Land	2,046	2,199
Buildings	3,728	3,941
Machinery and equipment	8,653	9,138
Construction-in-progress	1,087	1,030
Other	2,874	2,823

Property, plant and equipment	18,388	19,131
Publicly-owned utility networks	4,324	4,265

Property, plant and equipment, net	22,712	23,396

		Publicly-		Property,
	Property,	Owned		Plant and
	Plant and	Utility	Accumulated	Equipment,
(In millions of euros)	Equipment	Networks	Depreciation	Net

Balance at December 31, 2001	32,031	6,187	(14,822)	23,396
Additions/ allocations	1,536	149	(1,960)	(275)
Disposals/ reversals	(270)	(19)	84	(205)
Changes in scope of consolidation and other	240	(24)	221	437
Foreign currency translation adjustments	(858)	(21)	238	(641)

Balance at June 30, 2002	32,679	6,272	(16,239)	22,712

As of June 30, 2002 and December 31, 2001, property plant and equipment totaling €0.8 billion in each case, were pledged as collateral for borrowings from banks (see Note 5).

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	June 30,	December 31,
(In millions of euros)	2002	2001

Other marketable securities
Treasury shares	1,702	1,840
Listed marketable securities(1)	34	1,866
Unlisted marketable securities(2)	442	403
Valuation allowance(3)	(466)	(336)

	1,713	3,773

(1) The drop in value of listed marketable securities is mostly related to the sale of shares in BSkyB for €1.6 billion and Vinci for €0.2 billion (see Note 1).

(2) Unlisted marketable securities comprises principally of mutual funds.
(3) Of which (€132.6) million is a provision related principally to treasury shares (see Note 2).

	June 30,	December 31,
(In millions of euros)	2002	2001

Minority interest
Balance at beginning of year	10,208	9,787
Changes in consolidation scope(2)	2,228	411
Issuance of TSAR(1)	—	300
Minority interest in income of consolidated subsidiaries	154	594
Dividends paid by consolidated subsidiaries	(195)	(981)
Impact of foreign currency fluctuations on minority interest	(1,020)	97
Other changes	(29)	—

Balance at end of year	11,346	10,208

(1) In December 2001, Vivendi Environnement, through its subsidiary Vivendi Environnement Financière de l’Ouest (held more than 99% by Vivendi Environnement), issued Titres Subordonné Remboursable en Actions Prioritaires (TSAR or obligated mandatorily redeemable security of subsidiary holding parent debentures) with a maturity in December 28, 2006. As a result of its features, the TSAR is recorded as a minority interest in the balance sheet.

(2) Movement principally related to the disposal of 15.5% of Vivendi Environnement and the acquisition of the entertainment assets of USA Networks (see Note 1).

	June 30,	December 31,
(In millions of euros)	2002	2001

Provisions and allowances
Litigation	717	610
Warranties and customer care	424	311
Financial depreciation of public service contracts fixed assets	819	762
Maintenance and repair costs accrued in advance	275	273
Reserves related to fixed assets	335	106
Valuation allowance on real estate	214	527
Valuation allowance on work in progress and losses on long-term contracts	456	484
Closure and post closure costs	447	455
Pensions	612	652
Restructuring costs	136	314
Losses on investments in unconsolidated companies	284	320
Impairment(1)	1,087	—
Other	1,721	1,517

	7,527	6,331

(1) These provisions relate for the most part to international telecommunications assets (€425 million), AOLE (€270 million) and put options in its own shares (€346 million) (see Note 2).

(In millions of euros)

Provisions
Balance at December 31, 2001	6,331
Additions	637
Additions regarding impairment	1,087
Reversals	(232)
Changes in scope of consolidation	(131)
Foreign currency translation adjustments	(94)
Other	(71)

Balance at June 30, 2002	7,527

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Note 9 Commitments and Contingencies(1)

.........................................................................................................................................................

The following table summarizes information on Vivendi Universal’s most significant contractual obligations and commercial commitments as at June 30, 2002:

		Payments due/commitment expiration by period
		Less than	Between	Between	After
(In millions of euros)	Total	1 year	1 and 2 years	2 and 5 years	5 years

Long-term debt(1)	26,073	—	8,089	9,398	8,586
Sports rights(2)	1,404	235	453	697	19
Broadcasting rights(3)	2,437	456	577	994	410
Creative talent and employment agreements(4)	862	464	202	180	16
Operating leases(5)	4,294	562	578	1,522	1,633
Real estate defeasance(6)	650	—	—	—	650
Public service contracts(7)	223	37	33	80	73

Total	35,943	1,754	9,932	12,871	11,387

(1) Long-term debt recorded in the balance sheet (See Note 5 Debt).
(2) Exclusivity contracts for broadcasting sporting events, recorded in the balance sheet, of which €1,342 million in other non-current liabilities and €62 million in provisions and allowances.
(3) Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity by Groupe Canal+.
(4) Agreements in the normal course of business, which relate to creative talent and employment agreements principally in the Music and TV and Film businesses.
(5) Lease obligations assumed in the normal course of business for rental of buildings and equipment, of which €1.8 billion relates to Media and Communications businesses and €2.5 billion relates to Vivendi Environnement.
(6) Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30 year lease back arrangement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate €34.4 million. In December 1996, three buildings in Berlin were sold and leased back under 10 to 30 year leases at an annual rental expense of approximately €29.6 million. The difference between Vivendi Universal’s rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable. (Note: in addition to these lease obligations, capital lease obligations of €972 million are included in long-term debt as required under French GAAP when the lease contract includes a purchase option, known in France as “credit bail”).
(7) Minimum future payments for fees obligation with local authorities assumed under certain public service contracts by Vivendi Environnement and its subsidiaries.

In addition to the above, Vivendi Universal and its subsidiaries have various contingent liabilities relating to specific transactions and to certain guarantees given in the ordinary course of business, including performance and financial guarantees, surety bonds and other signature commitments.

•	In connection with Vivendi Universal’s acquisition of the entertainment assets of USA Networks, Mr Barry Diller and USA Interactive received 1.5% and 5.4% respectively of the share capital of Vivendi Universal Entertainment (VUE), the group formed by combining these assets and those of USG. At the same time, Vivendi Universal agreed put options on these holdings. Mr Barry Diller may exercise his option for an amount of $275 million. The option granted to USA Interactive may be exercised on the eighth anniversary of the transaction, that is May 2010, at its fair market value. Furthermore, the agreement stipulates that Vivendi Universal must compensate USA Interactive for any additional tax liability resulting from the $1.6 billion cash payment to USA Interactive, that is likely to materialize in the event of the sale, without the prior consent of USA Interactive and within 15 years of the signing of the agreement, of any of the USA Interactive assets that were taken over by VUE. Also, without the prior consent of USA Interactive, Vivendi Universal is not permitted to transfer any assets except in the normal course of operations as long as the Class A preferred

(1)	Please refer to section 7.18 for an update of these items.

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shares issued by VUE have not matured, unless at least 50% of the proceeds of the sale are redeployed within VUE. The agreement also includes standard non-competition clauses in respect of Barry Diller and USA Interactive as well as Barry Diller’s participation on the Board of Directors and the designation by USA Interactive of a board member. Furthermore, certain of VUE’s assets have been pledged in connection with a $1.6 billion credit line.

•	In June 2002, Deutsche Bank sold 15.5% of the share capital of Vivendi Environnement that it held in the context of a financing granted to Vivendi Universal on June 12, 2002 through a “pension livrée”, a French repurchase arrangement. In addition, in order for Deutsche Bank to be in a position to deliver the same number of shares upon maturity of the French repurchase arrangement on December 27, 2002, Vivendi Universal effected a forward sale to Deutsche Bank of the same number of shares at the offer price.

•	The sale of Vivendi Universal Publishing’s business-to-business and health divisions to Cinven results largely from a price adjustment clause reliant on the accounts of June 30, 2002 and a guarantee clause, valid until December 31, 2004, related to liabilities up to €500 million per division.

•	In connection with acquisition by SportFive of its 4 year right to re-transmit English Premier League football matches, at a cost of €1 billion, Vivendi Universal has agreed to provide a guarantee limited to £200 million, 50% of which is covered by RTL Group.

•	The Verrechia family, which holds 19.7% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. This option may be exercised between July 1, 2007 and December 31, 2007. The estimated value of these shares is €70 million.

•	BNP Paribas, which holds 16% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. BNP Paribas has notified Vivendi Universal on July 5, 2002 of its intention to raise the put option to a price which amounts to around €57 million.

•	Vivendi Universal has granted guarantees in favour of First Union National Bank and Fleet National Bank, in the context of loans from these institutions to Universal City Development Partner for a total amount of $29 million. Following Vivendi Universal’s debt downgrading, these guarantees have been replaced since June 30, 2002, by an escrow account.

•	On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal made certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of U.S.$1 billion; however, any individual claim must exceed $10 million to qualify for indemnification and the purchasers would only receive indemnification for qualified claims which exceed $81.5 million in the aggregate. The Stock and Asset Purchase Agreement also provides for post-closing adjustments to the purchase price received by Vivendi Universal based upon, among other things, the spirits and wine business’ Closing Net Indebtedness and Closing Net Working Capital (as defined in the Stock and Asset Purchase Agreement).

•	In connection with the sale of AOL Europe (AOLE) Category E preferred shares, Vivendi Universal entered into a total return swap agreement with the financial institution, which expires on October 30, 2003. Under the terms of the agreement, Vivendi Universal retains the financial risk for any instance where AOLE’s net available value is below $812 million as at March 31, 2003. AOLE’s net available value is contractually defined as “the fair value of AOLE and its subsidiaries assets and businesses (including their assets and liabilities, but excluding their indebtedness and other obligations for borrowed money, including guarantees) on a going concern basis, less its aggregate amount of indebtedness and other obligations for borrowed money (including guarantees) and the aggregate amount payable to the holders of any shares of AOLE capital stock ranking senior to Category E preferred shares upon a liquidation as at March 31, 2003”. The net available value of AOLE will be evaluated by two appraisers in April 2003. In the case of a 10% value difference, a third party appraiser will be appointed. At June 30, 2002, a provision of €0.3 billion has been recorded in case of a financial risk arising regarding the net available value of AOLE (see Note 2).

•	In connection with the purchase of Rondor Music International in 2000, there exists a contingent purchase price adjustment based on Vivendi Universal shares issued in connection with the purchase. The contingent price adjustment will be settled in 2005, or earlier, if Vivendi

Vivendi Universal

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Universal’s share price falls below $37.50 for 10 consecutive days and the previous owners of Rondor request early settlement. The potential liability of Vivendi Universal under the terms of this agreement is limited to approximately $230 million. As at June 30, 2002, in recognition of the drop in the Vivendi Universal share price below $37.50 for 10 consecutive days, this amount was entirely provided for. Payment will be made in April 2003.

•	In connection with the third generation (3G) UMTS license granted to SFR by the French government in 2001, the company is committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

•	In connection with the development of the Universal Studios theme park in Orlando, Florida, Vivendi Universal assumed all commitments intially given by Seagram. These included a completion agreement that guaranteed the completion of three hotels, one of which remains to be completed, and a commitment to cover our proportionate share (25%) of the operating loss, if any, of the hotels, capped at $30 million per year.

•	In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal has contributed a €920 million surety contract related to vendor financing arrangements. These arrangements, with several vendors, have been entered into to potentially finance amounts payable for network equipment up to a total amount of €3 billion.

•	In connection with its investment in Cinema Corporation International, Vivendi Universal has provided guarantees related to bank facilities and theatre rents for approximately €401 million.

•	In connection with its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Société Nationale de Financement in Monaco the right to sell to Compagnie Monégasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be evaluated by two independent appraisers (one nominated by Vivendi Universal and the other by the Principality of Monaco) who will have two months to agree on a value. In the event an agreement is not reached, the two parties will jointly appoint a third party appraiser.

•	In connection with the sale of puts on its shares, Vivendi Universal had a commitment, as at June 30, 2002, to buy 10.8 million shares at exercise prices ranging from €60.40 to €80.00 in the second half of 2002 and 3.1 million shares at an exercise price of €50.50 in January 2003.

•	In connection with the way it satisfies the exercise of stock options, in June 2001, Vivendi Universal entered into a call option to satisfy option exercises where the exercise price was above €75, at a fixed price, at the option of Vivendi Universal. At the same time, Vivendi Universal also sold to the seller of the call 9.5 million treasury shares to enable it to hold part of the total shares, which will allow the third party to have significant coverage necessary for its market risk management.

•	In connection with its interest in Maroc Telecom, Vivendi Universal and the Kingdom of Morocco contracted a reciprocal call and put option related to a 16% interest in Maroc Telecom currently held by the Kingdom of Morocco. The options can be exercised from September 1, 2003 to June 1, 2005 between the parties at their then fair value (currently estimated at €690 million), except if before September 1, 2003, the Kingdom of Morocco places this 16% interest with a third party investor or if Vivendi Universal exercises preemption rights.

•	Other guarantees for approximately €200 million. Furthermore, Vivendi Universal grants guarantees to financial institutions for its subsidiaries in their pursuit of the operational activity.

Significant commitments and contingent liabilities relating to our Environmental Services are as follows:

•	Vivendi Environnement provided a guarantee of £374 million to a group of investors in the form of an option to sell preferred shares in First Acqua (JV Co) Limited on the third anniversary of the signing of the agreement on March 7, 2005. Conversely, Vivendi Environnement holds an option to buy exercisable between the first and the fifth anniversaries of the signing of the purchase agreement of First Acqua (JV Co) Limited, or between March 7, 2003 and March 7 2007.

•	Vivendi Environnement provided a guarantee of €192 million in the context of the liabilities transferred on the sale of its Filtration and Separation division.

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•	As part of their contractual obligations under concession agreements, Vivendi Environnement and its subsidiaries assume responsibility for the replacement of fixed assets in the publicly-owned utility networks they manage. The estimated replacement costs for which they are responsible over the remaining life of the contracts totals €2.4 billion as at December 31, 2001.

•	In the normal course of business, Vivendi Environnement and its subsidiaries provide specific guarantees that cover both prepayments received and operating/ performance obligations related to major contracts. These guarantees total €3.8 billion and largely concern performance guarantees issued by Vivendi Environnement or its subsidiaries directly to clients, or to financial institutions as counter guarantees, or to industrial customers for projects undertaken.

•	Vivendi Environnement has a potential obligation of approximately €613 million under the Berlin water contract to pay previous land owners, not indemnified by the Berlin government, who may present claims for payments.

•	Vivendi Environnement has provided to insurance companies guarantees up to a maximum of $0.8 billion in order for them to issue Performance Bonds to the benefit of its American subsidiaries in respect of the pursuit of their activities (commitment guarantees, guarantees on returning sites to their original condition). It is nevertheless a capped guarantee, the majority of which had not been used as at December 31, 2001.

•	In connection with the restructuring of Vivendi Environnement’s capital that brought Vivendi Universal’s holding and voting rights in Vivendi Environnement below 50%, Mrs Esther Koplowitz, in an agreement signed June 17, 2002, agreed not to exercise the call option on Vivendi Environnement’s holding in company B 1998 SL. In exchange, Vivendi Environnement granted Mrs Esther Koplowitz and her group of shareholders within company B 1998 SL preferential acquisition rights to Vivendi Environnement’s holding in company B 1998 SL in the event of a hostile takeover of Vivendi Environnement.

•	Other guarantees for approximately €70 million.

Significant commitments and contingent liabilities relating to non-core businesses are as follows:

•	On December 19, 2000, Vivendi Universal finalized the sale of a 49.9% interest in Sithe North America to Exelon for approximately $696 million, the net proceeds of which were approximately $475 million. As a result of the transaction, Peco became the controlling shareholder of Sithe and Vivendi Universal retained a minority interest of approximately 34%. Vivendi Universal’s remaining interest is subject to a put and call option. For a period of three years beginning in December 2002, Vivendi Universal can put to Peco, or Peco can call from Vivendi Universal, Vivendi Universal’s remaining interest. Under the terms of the contract, the price is subject to a cap and a floor.

•	A guarantee capped at €150 million extended by Vivendi Universal to Nexity in the context of the sale of its land and buildings businesses which occurred during the first half of 2002.

•	A guarantee capped at €250 million in the context of the sale of several business tower blocks and buildings to Unibail.

•	Various other pledges and guarantees to banks related to real estate operations, which individually range from €42,000 to €46 million and together total €271 million.

LITIGATION Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations.

ENVIRONMENTAL MATTERS Vivendi Universal’s operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi Universal’s operations are covered by insurance policies. As at June 30, 2002, there are no significant environmental financial losses.

Vivendi Universal

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Note 10 Segment Information

.........................................................................

BUSINESS SEGMENT DATA

Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The principal reportable segments within these businesses are: Music, Publishing, TV and Film, Telecoms, Internet and Environmental Services (see Note 11 relating to the scope of the group’s business segments). Each reportable segment is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. Management evaluates the performance of its segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. Vivendi Universal does not allocate interest income, interest expense, income taxes or unusual items to segments.

			TV &			Holding &
(In millions of euros)	Music	Publishing	Film	Telecoms(1)	Internet	Corporate

June 30, 2002
Revenues	2,873	2,141	5,496	4,391	87	—
Operating expenses exc. depreciation	(2,516)	(1,880)	(4,664)	(2,816)	(170)	(161)
Depreciation and amortization	(228)	(168)	(338)	(596)	(21)	(34)
Other one-time items	40	3	15	(3)	(0)	8
Restructuring charges		(1)	(48)	1	2

Operating income (loss)	169	95	461	976	(103)	(187)

Capital expenditures	61	85	276	377	8	2

June 30, 2001
Revenues	2,986	1,611	4,325	3,478	46
Operating expenses exc. depreciation	(2,535)	(1,388)	(3,869)	(2,341)	(134)	(115)
Depreciation and amortization	(217)	(66)	(307)	(434)	(6)	(34)
Other one-time items		(4)	(32)	1	1	(16)
Restructuring charges		(3)	6	2	(9)

Operating income (loss)	234	150	123	706	(103)	(165)

December 31, 2001
Revenues	6,560	4,286	9,501	7,639	129	—
Operating expenses exc. depreciation	(5,402)	(3,469)	(8,277)	(5,332)	(338)	(261)
Depreciation and amortization	(439)	(269)	(1,082)	(978)	(44)	(65)
Other one-time items	—	(1)	(192)	1	—	—
Restructuring charges		(68)	(24)		(37)

Operating income (loss)	719	479	(74)	1,330	(290)	(326)

Capital expenditures	133	193	556	1,534	20	6

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Total
	Total Media &	Environmental	Non-Core	Vivendi
(In millions of euros)	Communications	Services(2)(3)	Businesses	Universal

June 30, 2002
Revenues	14,987	14,951	52	29,990
Operating expenses exc. depreciation	(12,207)	(13,037)	(68)	(25,312)
Depreciation and amortization	(1,385)	(923)	(7)	(2,315)
Other one-time items	63	26	(109)	(21)
Restructuring charges	(46)	(6)	(0)	(52)

Operating income (loss)	1,411	1,011	(132)	2,291

Capital expenditures	809	1,108	—	1,917

June 30, 2001
Revenues	12,446	13,940	57	26,443
Operating expenses exc. depreciation	(10,382)	(12,176)	(52)	(22,610)
Depreciation and amortization	(1,064)	(786)	(27)	(1,877)
Other one-time items	(50)		(1)	(51)
Restructuring charges	(4)	(12)	(1)	(16)

Operating income (loss)	946	967	(24)	1,889

December 31, 2001
Revenues	28,115	29,094	151	57,360
Operating expenses exc. depreciation	(23,079)	—	—	—
Depreciation and amortization	(2,877)	—	—	—
Other one-time items	(192)	—	—	—
Restructuring charges	(129)

Operating income (loss)	1,838	1,964	(7)	3,795

Capital expenditures	2,442	2,879	17	5,338

			TV &			Holding &	Total Media &
(In millions of euros)	Music	Publishing	Film	Telecoms	Internet	Corporate	Communications

Situation at June 30, 2002
Investments accounted for using the equity method	40	(5)	1,306	768	(430)	132	1,811
Total assets	16,393	5,605	39,879	11,907	651	6,045	80,480

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Total
	Environmental	Non-Core	Vivendi
(In millions of euros)	Services	Businesses	Universal

Situation at June 30, 2002
Investments accounted for using the equity method	476	—	2,287
Total assets	40,449	1,471	122,400

			TV &			Holding &	Total Media &
(In millions of euros)	Music	Publishing	Film	Telecoms	Internet	Corporate	Communications

Situation at December 31, 2001
Investments accounted for using the equity method	30	(13)	7,988	899	(465)	132	8,571
Total assets	21,907	7,409	42,536	12,760	825	9,881	95,318

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Total
	Environmental	Non-Core	Vivendi
(In millions of euros)	Services	Businesses	Universal

Situation at December 31, 2001
Investments accounted for using the equity method	605	—	9,176
Total assets	41,892	1,792	139,002

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(1) Includes Cegetel and Maroc Telecom held 44% and 35% respectively (see Note 11). The contribution of these companies on operating results is discussed on the financial schedules. At June 30, 2002, the contribution of these companies on industrial investments totals respectively €149 million and €162 million.

(2) Includes Vivendi Environnement held 47.7% (see Note 11).
(3) The results published by Vivendi Environnement may differ from those presented by Vivendi Universal where non-material, inter-segment transactions impact the financial contribution brought by Vivendi Environnement to the accounts of Vivendi Universal. Further, the definition of operating profit used by Vivendi Environnement differs from the EBITDA figure published by Vivendi Environnement (€1,018 million as at June 30, 2002), as the latter does not include restructuring charges totalling €6 million.

Geographic Data

The following table presents by geographic area revenues for 2001 and the first half of 2001 and 2002.

	June 30,	December 31,	June 30,
(In millions of €)	2002	2001	2001

Revenues
France	12,540	24,285	11,652
United Kingdom	1,722	4,170	1,969
Rest of Europe	5,537	10,456	4,745
United States of America	6,990	12,654	5,476
Rest of World	3,201	5,795	2,601

	29,990	57,360	26,443

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Note 11   Significant Subsidiaries in 2002

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Significant subsidiaries through which Vivendi Universal conducted the majority of its operations as at June 30, 2002 are as follows:

	Accounting	Ownership
	Method	Interest

VIVENDI UNIVERSAL

MEDIA AND COMMUNICATIONS
Music
Centenary Holding N.V.	Consolidated	92%
Universal Music (UK) Holdings Ltd.	Consolidated	100%
Universal Holding GmbH	Consolidated	100%
Universal Music K.K.	Consolidated	100%
Universal Music S.A. France	Consolidated	100%
Universal Studios, Inc.	Consolidated	92%
Polygram Holding, Inc.	Consolidated	100%
Interscope Records	Consolidated	100%
Def Jam Records, Inc.	Consolidated	100%
Publishing
Vivendi Universal Publishing	Consolidated	100%
Houghton Mifflin Company	Consolidated	100%
Vivendi Universal Games Inc.	Consolidated	100%
Groupe Expansion	Consolidated	100%
Editions Robert Laffont	Consolidated	100%
Promotec	Consolidated	100%
Larousse-Bordas	Consolidated	100%
Comareg	Consolidated	100%

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	Accounting	Ownership
	Method	Interest

TV & Film
Groupe Canal S.A.	Consolidated	100%
Canal Plus(1)	Consolidated	49%
Canal Satellite	Consolidated	66%
StudioCanal	Consolidated	100%
Multithématiques	Consolidated	64%
Universal Pictures International B.V.	Consolidated	92%
Universal Studios Holding, Inc.	Consolidated	92%
Vivendi Universal Entertainment	Consolidated	93%
Telecoms
Groupe Cegetel(2)	Consolidated	44%
Cegetel(3)	Consolidated	80%
Société Française du Radiotéléphone (S.F.R.)	Consolidated	80%
Vivendi Telecom International	Consolidated	100%
Vivendi Telecom Hungary	Consolidated	100%
Kencell	Consolidated	60%
Monaco Telecom	Consolidated	55%
Maroc Telecom(2)	Consolidated	35%
Elektrim Telekomunikacja	Equity	49%
Xfera	Equity	26%
Internet
Vivendi Universal Net	Consolidated	100%
i-France	Consolidated	100%
Scoot Europe	Consolidated	100%
Ad-2-One	Consolidated	100%
CanalNumedia	Consolidated	100%
Vizzavi Europe	Equity	50%
Scoot.com plc	Equity	22%
Vivendi Universal Net U.S.A. Group, Inc.	Consolidated	100%
MP3.com, Inc.	Consolidated	100%
Emusic.com, Inc.	Consolidated	100%
Flipside, Inc. / Uproar, Inc.	Consolidated	83%

ENVIRONMENTAL SERVICES
Vivendi Environnement(1)	Consolidated	48%
Vivendi Water	Consolidated	100%
CGEA Onyx	Consolidated	100%
CGEA Connex	Consolidated	100%
Dalkia	Consolidated	66%
F.C.C.(4)	Proportionately Consolidated	28%

(1) Consolidated because Vivendi Universal has a majority of the Board of Directors, bears the operational risk and rewards of these companies and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(2) Consolidated because, through a shareholders’ agreement, Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.
(3) Formerly Cegetel 7 and Cegetel Entreprises which were merged on March 31, 2001 and renamed Cegetel, a company 80% owned by Cegetel Group and 20% by Télécom Développement, a company that is, in turn, owned 50% by Cegetel Group, which is accounted for by the equity method.
(4) Proportionately consolidated because Vivendi Environnement holds a 49% in B 1998 SL, the Spanish holding company that owns 56.5% of FCC. Vivendi Environnement’s interest in the holding company is subject to a shareholders’ agreement pursuant to which they have the right of equal representation on the major executive bodies of FCC.

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C.- STATUTORY AUDITORS’ LIMITED REVIEW REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

As the Statutory Auditors of Vivendi Universal, in accordance with Article L. 232-7 of the Commercial Code, we have:

•	conducted a limited review of the accompanying summary of business activities and consolidated income, presented in the form of consolidated interim financial statements of Vivendi Universal, for the six-month period ended June 30, 2002;

•	verified the information disclosed in the management report for the first half of 2002.

These half year consolidated financial statements have been prepared under the responsibility of your Board of Directors. Our responsibility is to draw a conclusion on these financial statements, based on our limited review.

We conducted our review in accordance with the auditing standards generally accepted in France. Those standards require that we perform a review, which is more limited in scope than an audit, but sufficient to provide reasonable assurance, that the half year consolidated financial statements are free of material misstatement. A review of this type excludes certain audit procedures and consists primarily of analytical procedures and inquiries of group management and other personnel to obtain the information that we deemed necessary.

Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly, in all material respects, the consolidated results of operations for the six months ended June 30, 2002 and the consolidated financial position of Vivendi Universal at that date.

Without calling into question the conclusion expressed above, we draw your attention to:

•	the sub-section « Acquisition of the Entertainment Assets of USA Networks, Inc. » of note 2 « Goodwill » of the notes, which states that the final purchase price allocation of this company will be determined within one year from the date of the acquisition,

•	the sub-section « Exceptional Impairment of Goodwill and Assets » of note 2 « Goodwill » of the notes, which states that an exceptional goodwill impairment charge of €11 billion and a financial charge of €3.4 billion were recorded in the consolidated financial statements in view of the deterioration of the economy since December 2001 and the increase in the cost of capital of the company. The impairment charge recorded as of June 30, 2002 resulted from the valuation ranges defined by independent experts and analysts and the disposal assumptions made by the management of the company.

We have also verified, in accordance with the auditing standards generally accepted in France, the information provided in the management report for the first half of 2002, which explains the consolidated interim financial statements submitted to our review.

We have no comments to make as to the fair presentation of the management report and as to the conformity of the information provided in the report with the half year consolidated financial statements.

Paris-La Défense and Paris, October 22, 2002

The Statutory Auditors

Barbier Frinault & Cie	RSM Salustro Reydel

Alain Grosmann	Jean Bouquot	Bernard Cattenoz	Bertrand Vialatte

Vivendi Universal

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7.6.	LIQUIDITY POSITION OF THE GROUP

7.6.1. Covenants of the principal existing credit lines

The current credit lines, notably the syndicated credits of €3 billion and €850 million granted in March 2002 and March 1999 respectively, contained a number of financial covenants, in the form of financial ratios, as well as clauses relating to negative pledges and the disposal of assets. Thus, the €3 billion credit is subject to compliance by Vivendi Universal with the Net debt/EBITDA ratios, calculated on the consolidated group excluding Vivendi Environnement, of <3,5 until June 30, 2002 and <3 thereafter and the EBITDA/ Net financial costs ratios, determined on the same basis, of >4,5 until June 30, 2002 and >5 thereafter, calculated at the end of each six-month period. The €850 million credit is subject to two ratios: Net debt/ EBITDA < 4 and EBIT/ Net financial costs >3, calculated at year-end on the basis of the group’s consolidated financial statements. The banks participating in these two syndicated facilities agreed in October 2002, with a majority of 95% for the €3 billion and of 89% for the €850 million, to modify these financial ratios in order to harmonize them with those proposed for the new €3 billion facility, and they specifically allow the implementation of this new line under the terms proposed, insofar as these terms contradicted the contractual obligations of Vivendi Universal with respect to the banks (the qualified majority necessary for the waiver was 66%). As a result, the cost of the facilities was revised upward. The margin on the €850 million financing was increased to 125 basis points and the margin on the €3 billion to 150 basis points, plus annual commissions of 25 and 20 basis points for the banks that granted “waivers” and a commission of 40 basis points for the banks participating in the €850 million credit which granted their “waiver” before a certain date.

7.6.2. Covenants of the €1 billion line of credit of July 10, 2002

On July 10, 2002, Vivendi Universal obtained a credit facility of €1 billion from a group of seven banks, which expires December 31 of this year and has been reduced since then to €910 million. This credit facility contains the same obligations in terms of financial ratios as those contained in the €3 billion credit facility of March 2002, and also stipulates a certain number of restrictions, including a complete restriction of taking out new loans, making financial investments or granting guarantees to third parties. In addition, the loan must be repaid and cancelled accordingly with the net proceeds of any assets disposal received during the period, with the exception of those with a unit value of less than €25 million and up to a total ceiling of €100 million, and by the proceeds from capital increase or new borrowings, excluding the refinancing of the US$1.6 billion Vivendi Universal Entertainment bridge loan.

7.6.3. Covenants of the €3 billion facility currently being finalized

On September 18, 2002, Vivendi Universal signed a Commitment Letter with a group of eleven banks to obtain a €3 billion facility that contains two tranches A and B, respectively for €2 billion and €500 million and expiring November 30, 2003, which will be immediately available, and a tranche C of €500 million available, under certain conditions, in January 2003 and expiring on December 31, 2004.

The implementation of this new facility, which would be secured by pledges of the shares of certain holding companies of the group (Groupe Canal+, Vivendi Telecom International, Vivendi Environnement after the lock-up period) and guaranteed primarily by the principal US holding companies, would result in the repayment of the €1 billion facility put in place in July. It would also carry a certain number of financial conditions that would apply both to this new facility and to the existing facilities.

Thus, Vivendi Universal would have to meet certain financial ratios calculated on a consolidated group reduced to companies controlled by more than 50% (Net financial debt(1) / Cash EBITDA(2); stepping down from a maximum ratio of 7 on December 31, 2002, to 4.4 on December 31, 2003 and 4 on December 31, 2004; Cash EBITDA/ Net financial costs increasing from a minimum ratio of 2.4 on December 31, 2002, to 2.7 on December 31, 2003 and 3.3 on December 31, 2004; Gross financial debt limited to a certain amount: €20 billion on December 31, 2002 and decreasing in steps to €12.5 billion on December 31, 2003 and €9.5 billion on December 31, 2004) on the end of each quarter. The sale of the assets, the schedule of which was announced

(1) Bonds, credit facility, financial lease, securitization, preferred shares subscribed by third parties, debt similar to borrowing, financial undertakings (mainly guarantees granted to non consolidated subsidiaries pursuant to their own financial undertakings, commitments pursuant to assets’ acquisition with deferred payments) less cash in hand, certificates of deposit and short term marketable securities (certificates of deposit maturing within one year, bonds, securities, commercial paper).
(2) EBITDA + dividends received from Vivendi Environnement, Cegetel and Maroc Telecom.

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in recent weeks, would result in the partial repayment of the new facility if it were drawn or cancellation of the facility if it were not drawn, and the repayment of the principal existing facilities. Broadly speaking, all sales of core assets would result in early repayment of 50% of the net proceeds received, and this 50% would be allocated up to one-third for the repayment of the existing lines and two-thirds for the repayment of the new €3 billion facility. In addition, certain asset sales would be governed by special rules. Thus, 25% of the proceeds of Vivendi Universal Publishing’s publishing business in Europe and Latin America disposal would be allocated to the repayment or cancellation of the new €3 billion facility, while the remaining 75% would be retained by Vivendi Universal and applied to the financing by a special entity of an acquisition of a stake in Cegetel if such a deal were to occur before June 30, 2003. Thereafter the allocation will be made on a 50%/50% basis. The proceeds from the sale of Houghton Mifflin and the games business would be used to repay the €3 billion facility up to €2 billion. Above €2 billion, the next 200 million would be allocated to the repayment of the syndicated loan of €850 million and, after that, one-third of the sums would be used for the repayment of the €3 billion facility, one-third for repayment of the existing facilities, and the last third would remain available to Vivendi Universal.

The progress of the asset disposal program is leading the Company to reconsider its financing structure and the amount of the new facility. As a result, Vivendi Universal has asked its banks to postpone the effective date of its €3 billion credit facility until November 25, 2002. In addition, Vivendi Universal has proposed to set its amount at €1 billion in exchange for extending the duration and cancelling mandatory repayment clauses related to either asset disposals to be completed or future asset disposals. The purpose of these new terms is to improve the Company liquidity in the coming months.

7.6.4. Covenants of the US$1.6 billion credit facility of Vivendi Universal Entertainment

The signature of the final agreement for the €3 billion facility is a condition precedent to the availability of a new US$1.6 billion bridge loan granted to Vivendi Universal Entertainment. Discussions are currently held to extend the loan contracted in May 2002 until November 25, 2002.

The new loan will expire on June 30, 2003, and maturity may be extended until September 30, 2003 if longer term financing is put in place, allowing partial repayment. It will be secured by a pledge of the VUE assets and certain of its main subsidiaries, and will contain customary financial covenants (Debt/EBITDA and EBITDA/ Financial costs). In addition, negotiations regarding the modifications of the condition precedent contained in the new credit facility agreement are under way.

7.6.5. Covenants of bilateral lines currently being restructured

On the whole, bilateral loans totalling €1.8 billion are subject to a restructuring due to their contractual provisions.

Two bilateral credit facilities made available to the Group contain rating triggers:

•	The Total Return Swap for the AOLE shares (see above Note 9 of the half-yearly report supra and Section 7.17. infra) for an amount of US$812 million.

•	The Universal Music Operations Ltd. preferred shares issue for an amount of GBP136 million.

Other borrowings for a total amount of around €800 million initially carried clauses which may contradict those contained in the new €3 billion facility.

In all cases, the financial institutions concerned have agreed to suspend the acceleration of payments and to alter their credit terms. Negotiations are under way to restructure the Total Return Swap, the €300 million loan contracted directly by Vivendi Universal with CDC Ixis; the objective is to finalize these restructurings at the same time as the implementation of the new €3 billion facility or any substituted credit facility which may be implemented pursuant to the ongoing review by Vivendi Universal of its financing structure.

7.6.6. The Group’s debt rating

As of the Shareholders’ Meeting of April 24, 2002, Vivendi Universal’s rating was BBB (Standard&Poor’s) and Baa2 (Moody’s) with a stable outlook.

As of the date this document was registered with the Commission des opérations de bourse, the reference rating for the unsecured long-term debt is as follows: Ba3 (Moody’s) for the group’s reference rating and B1 for the parent company’s rating, which is under review for possible downgrade, and BB (Standard&Poor’s) for the group’s reference rating and B+ for the parent company’s rating which is under watch with developing implications.

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The short-term debt rating only issued by Standard&Poor’s is B.

7.6.7. Bond issue exchangeable into Vivendi Environnement shares

Further to the consolidation of its financing, Vivendi Universal confirmed that it would not modify the terms of the exchangeable bonds into Vivendi Environnement shares issued on March 8, 2001.

Moreover, Vivendi Universal has taken into account in its liquidity analysis (in accordance with the table provided below) the possible early redemption in cash on March 8, 2003, at the holders’ discretion, of their exchangeable bonds for a total maximum amount of €1.9 billion.

7.6.8. Forward-looking liquidity analysis over the second half of 2002 and year 2003

The analysis presented includes only the subsidiaries in which the group holds more than 50% (i.e. excluding Cegetel, Maroc Telecom and Vivendi Environnement). In addition, this analysis does not include the possible consequences related to Cegetel’s current position (see infra Section 7.8). This updates the financial presentation made on September 25, 2002 and notably takes into consideration additional dividends paid by subsidiaries.

Preliminary remark: The operational cash-flows are ahead by €655 million (week 42) over the update performed in July 2002, €200 million of which are definitively retained.

	July to
	December
(in millions of euros)	2002	2003

Operational cash flows(1) after taxes and financial costs	(823)	(68)
Contractual commitments and dividends	(931)	(240)
Disposal of assets excluding debt taken over by the acquirers(2)	4,313	7,100

Cash flow before financing	2,559	6,792
Debt repayment(3)	(6,011)	(4,258)
Drawings/renewal of existing facilities, new borrowings (4)	3,867

Cash flow before additional drawings	415	2,534
Cash and cash equivalents at the beginning of the period	1,256	1,672
Cash and cash equivalents at the end of the period	1,671	4,205

(1) All cash-flows generated by the companies of the group (excluding Cegetel, Maroc Telecom and Vivendi Environnement) and available to Vivendi Universal under intercompany loans.

(2) Received cash excluding debt taken over by the acquirers. Over the second half of 2002: Houghton Mifflin €1.2 billion, VUP €1.2 billion, Express-Expansion and Comareg €0.32 billion, Sithe $0.32 billion, Vinci €0.3 billion, Canal+ Technologies €0.2 billion, VUP’s residual stake in the Health and B-to-B divisions €0.15 billion, Vizzavi €0.14 billion and other €0.48 billion. Over the year 2003, see infra Section 7.7.
(3) Over the second half of 2002: bridge loan on Vivendi Universal Entertainment of $1,622 million, cash facility obtained on July 10, 2002 of €1,000 million, commercial paper €938 million, current account with Cegetel €720 million, bilateral credits €1,244 million, bonds €487 million.
(4) Before drawing the €3 billion facility, and including the drawing on the €1 billion facility.

7.7. ASSET DISPOSAL PROGRAM

Vivendi Universal’s Board of Directors met on September 25, 2002 and voted to sell off assets worth €12 billion (excluding Vivendi Environnement, announced on November 7, 2002 see infra 7.15).

•	The achieved sales represent approximately €650 million — cash received or reduction of debt, if any. They mainly comprise Vivendi Universal’s residual stake in Vinci (€291 million), VUP’s residual B-to-B and health divisions (€150 million), the stake in Vizzavi (€143 million) and Lagardère shares (€44 million).

•	The sales to be completed represent approximately €4.7 billion in enterprise value — securities sales and debt assumed by acquirers — defined as cash receivables (€3.7 billion) and the expected reduction of debt (€1 billion). They mainly comprise Vivendi Universal Publishing’s European and Latin American operations (€1.25 billion, see Section 7.13 below), Houghton Mifflin ($1.66 billion, or approximately €1.7 billion, which includes €550 million of debt assumed by the acquirer, see Section 7.14 below), Telepiù (estimated at €893 million, before final adjustment to its selling price, which includes €450 million of debt assumed by the acquirer, see Section 7.11 below), Canal+ Technologies (€190 million, see Section 7.10 below) and Express-Expansion/ Comareg (€320 million). These transactions will be finalized once they have undergone the standard review by personnel representative bodies and have been approved by the anti-trust authorities and other competent government authorities if need be.

•	Within only four months, from July 1 until today, Vivendi Universal will have announced asset sales worth €5 bil-

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lion, which includes €1.04 billion of debt assumed by the acquirers. This amount is largely in advance of its target of asset sales worth €5 billion to be made over nine months.

•	The remaining assets to be disposed of, or in which the Group is going to be diluted, are in excess of €7.1 billion and mainly comprise the initial public offering of the new “Canal+ France”, which would roll back the group’s ownership interest to 49% (see Section 7.9 below), the monetization of a minority stake in VU Games, the disposal of Canal+’s international operations (Poland, Benelux and Scandinavia), the international telecoms businesses (Poland, Hungary, Kenya, Egypt, etc.), and the disposal of various minority interests, investments, real estate, aircraft, etc. These transactions are planned to be completed in 2003.

The asset disposal plan’s effect as measured on revenues and operating income at December 31, 2001 was as follows (pro forma figures for Houghton Mifflin):

•	The achieved sales represent revenues of approximately €1 billion and an operating profit of approximately €140 million.

•	The sales to be completed represent revenues of approximately €3.9 billion and an operating profit of approximately €20 million.

•	The future sales (remaining assets to be disposed of or in which the Group is going to be diluted) represent revenues of approximately €2.2 billion and operating profit of approximately €112 million.

This table summarizes this pro forma information as of December 31, 2001(1)

	Achieved	Sales to be	Future	Core	Holding &	Total Media &	Non-core
(in millions of euros)	sales	completed	sales(2)	businesses	Corporate	Communications	businesses

Revenues	955	3,867	2,199	21,923	0	28,944	151
Operating income	140	20	112	1,938	(326)	1,884	(7)
Debt assumed by the acquirers		1,040	300			1,340

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Total
	Environmental	Vivendi
(in millions of euros)	services	Universal

Revenues	29,095	58,189
Operating income	1,964	3,841
Debt assumed by the acquirers		1,340

(1)	Pro forma information illustrating the effect of the acquisitions of Houghton Mifflin, Maroc Telecom and MP3.com (which took place during 2001), as if the transactions have occurred at the beginning of the year.
(2)	The businesses whose disposal is planned or in which the Group is going to be diluted. Most of them are non-consolidated investments or assets in which the Group is going to be diluted while keeping control (Canal+ and Vivendi Universal Games). As a consequence there will be no impact on operating results. Only the split of the net income between minority interest and group net income will be affected due to Canal+ and Vivendi Universal Games. The impact on revenues and operating income is due to the disposal of Canal+’s international operations (excluding Telepiù, already signed), the sales of international telecom businesses, and some internet businesses.

As of today, the Company considers that the achieved sales and sales to be completed of its asset disposal program should not result in any material capital gain or losses, with essentially the exception of the capital losses related to Houghton Mifflin and Telepiù (approximately €1.2 billion, pre-tax) due to additional impairment charges recorded as of June 30, 2002. So far, to the extent of tax carried forward loss in France, it should not have any material impact.

Concerning Houghton Mifflin and Telepiù, the related capital losses could be deductible for tax purposes.

In addition, goodwill related to the assets included in the disposal program is as follows:

•	Goodwill, net of amortization and impairment, related to assets sold: none;

•	Goodwill net, related to sales to be completed: approximately €1.9 billion;

•	Goodwill, net related to future sales: approximately €1.5 billion (excluding assets in which the Group is going to be diluted without change in control).

7.8. BOARD OF DIRECTORS’ DECISION REGARDING CEGETEL

The Board of Directors of Vivendi Universal noted Vodafone’s offer to acquire Vivendi Universal’s 44% controlling interest in Cegetel for €6.77 billion. The Board examined Cegetel’s market share, current and projected accounts, and the growth prospects in fixed and mobile telephony for the company, which is France’s leading private telecommunications operator.

Following its examination, the Board considers that the amount offered by Vodafone does not reflect the true value

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of Cegetel and has decided, on behalf of Vivendi Universal’s shareholders, not to accept the offer as it stands.

In addition, in a ruling issued on October 28, 2002, the Paris Commercial Court in a summary proceedings hearing barred BT, SBC and Vodafone from respectively transferring and purchasing Cegetel shares for a period of 54 days beginning on October 16, 2002.

Pursuant to this ruling, BT, SBC and Vodafone agreed, under the terms of a final settlement agreement they signed with Vivendi Universal on November 5, 2002, that Vivendi Universal is entitled to exercise its preemptive right until December 10, 2002 and that they will not contest the exercise of this right by Vivendi Universal.

Moreover during meetings with financial analysts on November 5 and 6, 2002, the following projections were included in Cegetel’s presentation.

		Variation	CAGR
	2001	2001/2002	2001/2004
In millions of euros	Actual	Estimated	Estimated

Revenues	6,384	+9%	>+10%
EBITDA	1,706	>+30%	>+20%
Operating Income	914	>+50%	>+30%
Operating Free Cash Flow*	1,141	>+15%	>+6%

*	after tax and financing costs

Vivendi Universal’s preemption right exercise is governed by the article 4 of Cegetel shareholders’ agreement dated May 14, 1997 which can be summarized as follows:

Approval of Cegetel’s Board of Directors

In the event that a Strategic Partner(1) proposes to Transfer all or part of its Shares to another Strategic Partner or to a third party, and that none of the Strategic Partners has exercised its Pre-emption Right, Vivendi Universal must be assured that Cegetel’s Board of Directors approves the Transfer proposal within fifteen (15) days of the date of the Transfer Notice to the Board and each of the Strategic Partners undertakes to procure that its respective Directors shall vote in favour of the proposed Transfer.

The non-exercise of the Pre-emption Right shall be considered as an irrevocable waiver of this Right vis-à-vis the Transfer in question.

If the Board does not approve the proposed Transfer, Vivendi Universal shall be held to grant to the Transferring Strategic Partner an option to sell to Vivendi Universal the number of Shares indicated in the Transfer Notice at the price at which Vivendi Universal was entitled to exercise its Pre-emption Right plus 20%.

Pre-emption Right in the event of a Transfer of Shares at the expiry of the standstill period

At the expiry of the standstill period, the Strategic Partners shall be at liberty to Transfer their Shares to the other Strategic Partners or to third parties.

The Transfer by one of the Strategic Partners, whoever it may be, or by Transtel (the “Transferring Strategic Partner”) of its Shares shall be subject to the Pre-emption Right (the “Pre-emption Right”) of the other Strategic Partners (the “Non-Transferring Strategic Partners”).

Notice of the proposed Transfer

The Transferring Strategic Partner must send to the Non-Transferring Strategic Partners:

(i) in the event that the Transfer of Shares does not represent a Strategic Interest, that is to say the Transfer of Shares represents less than 7.5% of Cegetel’s capital (“Partial Transfer”), a firm and unconditional proposal, giving the price, name and address of the Transferee, the description of the Shares offered for Transfer and the other conditions of Transfer. Firm and unconditional proposal with the usual representations and guaranties on the part of the vendor without any mechanism for adjustment of the purchase price.

(ii) in the event that the Transfer of Shares represents a Strategic Interest, that is to say the Transfer of Shares represents more than 7.5% of Cegetel’s capital (“Total Transfer”), a conditional proposal set out in the form of a Letter of Intent giving the name and address of the Transferee, the description of the Shares, the price, as well as the other conditions of the Transfer. A copy of the Letter of Intent shall be sent to Vivendi Universal, and to the Non-Transferring Strategic Partners as well as to the Chairman of Cegetel.

(1) Shareholders in Cegetel Group: Vivendi Universal, BT, Vodafone and SBC.

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The proposed Transferee shall then have thirty (30) days to conduct a due diligence on Cegetel and the Group Companies customary for a transaction of a similar type and size. At the end of the thirty (30) day period, the proposed Transferee shall provide the Transferring Strategic Partner with an unconditional proposal that the Transferring Strategic Partner shall immediately send to the Chairman of Cegetel and to the Non-Transferring Strategic Partners.

Vivendi Universal’s Pre-emption Right

Vivendi Universal shall have twenty (20) days following receipt of a Transfer Notice to inform the Transferring Strategic Partner, the Chairman of Cegetel and the Non-Transferring Strategic Partners of its decision to acquire the Shares or to decline the Proposal for the Transfer of the Shares. Note: the decision to Pre-empt shall only apply to the total number of Shares.

Pre-emption Right of the Other Strategic Partners

The Non-Transferring Strategic Partners other than Vivendi Universal have a Second Rank Pre-emption Right on the Shares, and must in this case inform the Transferring Strategic Partner and the Chairman of Cegetel of their decision to acquire the Shares.

The Pre-emption Right of the Other Strategic Partners shall be exercised (i) if Vivendi Universal does not Pre-empt: in a period commencing at the expiry of the 20 day period that Vivendi Universal has in which to Pre-empt or at the date of Vivendi Universal’s decision not to pre-empt, and ending 30 days after the date of receipt of the Transfer Notice; or (ii) in any other case, within a period of thirty (30) days commencing from the date of receipt of the Transfer Notice. Note: the decision to Pre-empt shall only apply to the total number of Shares.

If the Pre-emption Right of the Strategic Partners is exercised over a number of Shares greater than the number of Subject Shares the Transferring Strategic Partner is proposing to Transfer, a proportional distribution shall be carried out according to the procedures provided for in the agreement. If the proposed Transferee is a Strategic Partner and if it is exercising its Pre-emption Right, it shall have the right to a prorata of the Subject Shares.

BT Replacement Right

In the case of a Total Transfer (that is more than 7.5% Cegetel’s capital), BT shall have the right to require Vivendi Universal to acquire the portion of the Subject Shares that BT would have acquired had it exercised its Pre-emption Right. This right is exercisable at the latest five (5) days before the expiry of the period during which BT is entitled to exercise its Pre-emption Right.

Transfer by BT of more than 5% of Cegetel’s capital to a Telecom Operator

In this case, Vivendi Universal can, within twenty (20) days of receipt of a Transfer Notice from BT, inform BT, the Chairman of Cegetel and the Non-Transferring Strategic Partners of its decision (i) to exercise its right to veto the proposed Transfer, which for Vivendi Universal entails the obligation to purchase the Subject Shares; (ii) to purchase the Subject Shares and exercise its Pre-emption Right; or (iii) to decline to purchase the Subject Shares, in which case the other Strategic Partners can decide to exercise their Pre-emption Right.

Transfer by Vivendi Universal of more than 5% of Cegetel’s capital to a Telecom Operator

In this case, BT shall have thirty (30) days to inform Vivendi Universal, the Chairman of Cegetel and the Non-Transferring Strategic Partners of its decision (i) to exercise its right to veto the proposed Transfer; if following the exercise of this right of veto, no Strategic Partner shall exercise its Pre-emption Right, BT must purchase all the Subject Shares; if BT exercises its right of veto and one or several of the Strategic Partners exercise their Pre-emption Right, a proportional distribution between BT and the Other Strategic Partners shall be carried out according to the procedures provided for in the agreement; (ii) to purchase the Subject Shares; or (iii) to refuse to purchase the Subject Shares.

Conditions of the Exercise of the Pre-emption Right

1. Cash consideration

The conditions on which the Pre-emption Right shall be exercised will be those set out in the Transfer Notice. Concerning the price of such exercise:

(a) In the case of a proposed Transfer by a Strategic Partner other than Vivendi Universal or BT or in the case of a proposed Transfer by Vivendi Universal or BT other than a Transfer of more than 5% of Cegetel’s capital to a telecom operator, the price will be:

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•	in the case of a Partial Transfer (less than 7.5% of Cegetel’s capital), the price for Vivendi Universal and the other Strategic Partners shall be that contained in the Transfer Notice;

•	in the case of a Total Transfer (more than 7.5% of Cegetel’s capital):

(i) where the Transfer Notice has been served by Vivendi Universal or BT:

–	the price contained in the Transfer Notice for Vivendi Universal or for BT as the case may be;

–	113% of the price contained in the Transfer Notice for SBC, Vodafone;

(ii) where the Transfer Notice has been served by SBC or Vodafone:

–	113% of the price contained in the Transfer Notice for Vivendi Universal or for one or more of the Other Strategic Partners; it being understood that BT is entitled to notify Vivendi Universal within five (5) days of the date of issue of the Transfer Notice and to require Vivendi Universal to purchase the Shares which BT would have acquired by exercising its Pre-emption Right. In such a case, Vivendi Universal shall undertake to resell these Shares to BT for a price equal to 110% of the price contained in the Transfer Notice within five (5) days from the completion of the purchase of the Subject Shares.

(b) In the case of a proposed Transfer of Shares by Vivendi Universal or BT of more than 5% of Cegetel’s capital to a telecom operator, the price will be:

•	in the case of a Partial Transfer: (i) the price contained in the Transfer Notice for Vivendi Universal or for one or several Other Strategic Partners, or (ii) the Fair Market Value determined by an expert for Vivendi Universal or BT, as the case may be, where Vivendi Universal or BT shall have exercised their right of veto.

•	In the case of a Total Transfer:

–	the price contained in the Transfer Notice for Vivendi Universal or for BT as the case may be;

–	113% of the price contained in the Transfer Notice for SBC, Vodafone;

–	the Fair Market Value determined by an expert for Vivendi Universal or BT, as the case may be, where Vivendi Universal or BT shall have exercised their right of veto.

2. Non-cash consideration

In the event of a proposed Transfer for a non-cash consideration, any of the Non-Transferring Strategic Partners can give notification, within fifteen (15) days of receipt of the Transfer Notice, of its disagreement as to the cash equivalent price proposed in the Transfer Notice.

Upon receipt of the notification, Vivendi Universal, the contesting Strategic Partner and the Transferring Strategic Partner shall seek to reach an agreement on the corresponding price of the non-cash consideration. If no agreement is reached between them within fifteen (15) days following receipt of the notification, the price shall correspond to the Fair Market Value determined by an expert.

The Transferring Strategic Partner who disagrees with the Fair Market Value as determined by the expert can exercise a right to withdraw from the proposal within eight (8) days following the expert’s decision. In this case, it shall not be entitled to make a new Transfer proposal within six (6) months following the exercise of its Right to Withdraw.

If this price is thus contested, the time for the exercise of the Pre-emption Rights of Vivendi Universal and the Other Strategic Partners shall be postponed for one month.

3. Determination of the price in the event of the Transfer by Vivendi Universal or BT of more than 5% Cegetel’s capital to a telecom operator

If Vivendi Universal or BT consider that the price proposed in the Transfer Notice is not a fair price, they can contest it and exercise their right of veto within fifteen (15) days following receipt of the Transfer Notice.

Upon receipt of the contestation of the price, Vivendi Universal or BT, as the case may be, shall seek to reach an agreement on the price of the Subject Shares. If no agreement is reached between them within fifteen (15) days following receipt of the contestation, the price of the Shares shall correspond to the Fair Market Value determined by an expert. In this case, the conditions for the exercise of the Pre-emption Right shall be those contained in the Transfer Notice with the exception of the price which will be the Fair Market Value determined by an expert.

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Determination of the Fair Market Value by an expert

In case of a contestation of the price in the event of a non-cash consideration, or the Transfer by Vivendi Universal or BT of more than 5% Cegetel’s capital to a telecom operator and the exercise of a right of veto, an expert shall be appointed with the joint agreement of the Transferring Strategic Partner and the Non-Transferring Strategic Partners within 10 days after the notification of disagreement on the cash equivalent price or the exercise by Vivendi Universal or BT, as the case may be, of its right of veto. Failing such agreement, an expert shall be a leading independent investment bank of international reputation selected by the President of the Institute of Chartered Accountants.

An expert shall render its decision within 30 days of its appointment. The Fair Market Value thus determined will be binding on the relevant Strategic Partners.

Time for completion of the Transfer of Shares

In the event that a Pre-emption Right is exercised, the completion of the purchase of the Subject Shares shall take place within the latest of (i) 15 days from the decision by Vivendi Universal to Pre-empt, or following the decision of the Other Strategic Partners to Pre-empt or the exercise by Vivendi Universal or BT of their right of veto, increased by 1 month in the case that an expert shall have been appointed, and (ii) 15 days from the date on which the compulsory approvals imposed by applicable law have been obtained by any of the Strategic Partners having exercised their Pre-emption Right.

In any case, the completion of the purchase of the Subject Shares shall take place no later than 90 days after delivery of the Transfer Notice, or following the exercise of their Pre-emption Right by one or several Strategic Partners, or the exercise of the right of veto by Vivendi Universal or BT, increased by 1 month in the case that an expert shall have been appointed, failing which the Pre-emption Right shall be deemed not to have been exercised.

Where a Pre-emption Right is not exercised or exercised incompletely

In the case where the Pre-emption Right is not exercise within the time limits set out, or is not exercised for all the Subject Shares, the Transfer may be made to the proposed Transferee at the same price and on the same conditions as those set out in the Transfer Notice, provided that such Transfer shall take place within six (6) months of the lapse of the period available for the exercise of the Pre-emption Right, failing which the Transfer of the Subject Shares shall again be subject to the provisions of the Shareholder’s Agreement relating to Pre-emption Rights.

At the request of the Commission des opérations de bourse, the Cegetel shareholders agreement is described on Vivendi Universal’s website (http://www.vivendiuniversal.com).

7.9. PLAN TO CREATE A NEW CANAL+

1. The Board of Directors of Vivendi Universal, met on Tuesday July 23, 2002, and approved a plan to restructure the Canal+ Group.

The plan has also been submitted to employee representative bodies of Vivendi Universal and Canal+ Group SA. It has been presented to the Supervisory Board of Canal+ Group and to the Board of Directors of Canal+ SA.

It has also been presented to the regulatory body governing Canal+, the CSA, which is France’s regulatory authority for the audiovisual activities.

2. The plan aims to strengthen the future and growth of Canal+ by giving the company the means to finance its growth and foster creative production in both film and television. At the same time, the plan will provide new resources for Vivendi Universal.

The plan is based on the following principles:

•	The grouping around Canal+ SA, a listed company that holds a broadcasting license, of what are essentially the French business activities of the Canal+ Group.

The interests that Canal+ Group holds in Canal+ Distribution (100%), Canal+ Régie (100%), CanalSatellite (66%), Multithématiques (64%), itélévision (100%), Sport+ (60%), as well as the whole of Media Overseas (owned by Vivendi Universal) will be transferred to Canal+ SA, a listed company, subject to the approval of the appropriate authorizations. In return, a capital increase reserved for Vivendi Universal/ Canal+ Group will be carried out.

The holdings in StudioCanal (100%) and Sogecable (21.6%) will also be transferred to Canal+ SA.

The remaining assets, especially those held outside France, will be retained by the existing Canal+ Group with a view to disposing of all or some of them.

•	The new group will continue to be listed on the Paris stock exchange.

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•	Following the restructuring, Vivendi Universal will own 49% of the capital stock of the new group, which is the limit authorized by regulations.

3. The new group will be more coherent and independent. It will bring together the channel’s production and distribution activities, and give it control over its customer databases and subscriber relations. The group will have all the resources needed to develop, move forward and improve its profitability.

4. Vivendi Universal will benefit from a financial contribution that will enable it to significantly lower its debt.

The financial contribution will come from two elements: the sale of the equity exceeding the 49% retained by Vivendi Universal, and the disposal of a number of international assets, such as Telepiù in Italy. (see §7.7).

5. To the extent necessary, the entry of new shareholders in the new structure would be referred to French and European anti-trust authorities by such new shareholders pursuant to these applicable regulations.

7.10. DISPOSAL OF CANAL+ TECHNOLOGIES

Canal+ Group, a Vivendi Universal subsidiary, sold its 89% stake in Canal+ Technologies to Thomson Multimedia for € 190 million in cash on September 25, 2002.

This transaction, approved by the respective Boards and which still needs to be examined by the relevant competition authorities, is part of Vivendi Universal’s announced asset disposal program.

Thomson Multimedia is already a shareholder of Canal+ Technologies, together with Canal+ Group, Sun Microsystems, Sony and Sogecable. Last April, Vivendi Universal and Thomson Multimedia concluded a strategic partnership agreement in the domain of digital media related to the fight against piracy, broadband products and video services.

Canal+ Technologies will continue to provide technology and services to Canal+ Group and its digital TV operators, as well as to all the third-party operators with whom it is in business.

7.11. DISPOSAL OF TELEPIU

News Corporation and Telecom Italia signed on October 1, 2002 a definitive agreement with Vivendi Universal and Canal+ Group to acquire Telepiù, the Italian pay-TV business.

The transaction consideration at signing was €920 million, consisting of the assumption of up to €450 million in debt and a cash payment of €470 million for the shares of Telepiù. This cash payment will be adjusted downward by the amount of outstanding accounts payable at closing. As of October 2, 2002, the accounts payable stand at approximately €200 million. It is anticipated that at closing, total consideration before the accounts payable adjustment will be €893 million, reflecting continuing debt reduction at Telepiù between the date of the signing of the agreement and the anticipated closing.

The acquisition, which is subject to regulatory approval, is expected to be completed by the end of the calendar year, whereupon Telepiù will be combined with Stream, the Italian pay-TV platform jointly owned by News Corporation and Telecom Italia, and renamed Sky Italia. News Corporation will hold an 80.1 percent equity interest in Sky Italia, and Telecom Italia will hold a 19.9 percent equity interest.

The acquisition consideration includes the various rights to telecast certain future Italian soccer matches, which have previously been paid for by Telepiù, as well as the rights to two terrestrial television licenses. The combined platform will be required to sell the terrestrial television station licenses.

As part of the acquisition agreement, all litigation between the parties, including Stream’s litigation against Telepiù and Canal+’s litigation against NDS, will be suspended immediately and permanently withdrawn when the transaction closes.

7.12. PROJECT TO REORGANIZE VIVENDI UNIVERSAL HEADQUARTERS

A document concerning a project to reorganize Vivendi Universal’s headquarters was given to the works committee of Vivendi Universal SA on October 10, 2002, thereby initiating the information and consultation procedures provided for under French labor regulations.

The project affects the headquarters of Vivendi Universal in Paris, as well as its locations outside France. It aims to:

•	redefine and refocus the headquarters’ tasks on holding company activities;

•	concentrate all those tasks in Paris, with New York becoming a representative office for the company, primarily responsible for functions relating to North America;

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•	achieve full-year savings of around €140 million compared with the total 2002 budget of €313 million. These savings will be generated by a very significant cut in non-payroll costs (fees for external services, in particular), as well as a reduction in the number of employees at all headquarters sites.

With regard to the Paris headquarters, the plan provides for cutting 152 positions out of a total of 327. To deal with this situation, in consultation with the labor unions, Vivendi Universal will take measures — in particular with regards job mobility — to ensure that all employees are offered a suitable solution, therefore excluding redundancy without accompanying measures.

7.13. VIVENDI UNIVERSAL PLANS TO SELL ITS PUBLISHING BUSINESSES

Vivendi Universal has selected the most favorable offer and decided on October 23, 2002 to enter into exclusive negotiations to sell to the Lagardère group VUP’s publishing businesses in Europe and Latin America. The plan is for Natexis-Banques Populaires to acquire these assets on behalf of Lagardère. It would then sell to Lagardère the above mentioned assets once agreement is obtained from the competition authorities. The sale, carried out on the basis of an enterprise value of €1.25 billion, includes VUP’s general literature, reference and educational publishing activities, but excludes Houghton Mifflin.

This project will be submitted for information and consultation to personnel representative bodies.

7.14. DISPOSAL OF HOUGHTON MIFFLIN

Vivendi Universal had entered into exclusive negotiations with the consortium formed by Thomas H. Lee Partners and Bain Capital with a view to disposing of Houghton Mifflin. Vivendi Universal has signed a firm agreement with this consortium for the sale of Houghton Mifflin on the basis of an enterprise value of $1.66 billion (approximately €1.7 billion), representing 1.4 times Houghton Mifflin’s 2001 revenue and 9.5 times its 2001 EBITDA after bookplate amortization.

7.15. VIVENDI UNIVERSAL PLANS TO SELL VIVENDI ENVIRONNEMENT

Vivendi Universal’s Board of Directors met on October 29, 2002 and approved the principle of proceeding with the sale of 50% of the Vivendi Environnement shares owned by Vivendi Universal (representing 20.20% of the capital stock of Vivendi Environnement). The Board gave its approval on the understanding that the transaction will take place without offering the shares on the open market. The shares will be sold to a limited number of investors who will assume Vivendi Universal’s lock-up agreement which applies until December 21, 2003.

Vivendi Universal will attach to each share sold an irrevocable call option for another Vivendi Environnement share. It will be possible to exercise the options at any time through December 21, 2004. The call options and the shares acquired through the exercise of the options will be subject to the same lock-up conditions. After the exercise of the call options, Vivendi Universal will no longer own any Vivendi Environnement shares.

The final decision, after consultation with French market authorities, will be subject, in particular, to the finalization of an amendment to the contract signed on June 24, 2002 with the banks that managed the June 2002 placement and the group of Vivendi Environnement investors, as described in the prospectus dated June 26, 2002 registered with the Commission des Opérations de Bourse under No. 02-801 and dated June 26, 2002.

This project will be submitted for information and consultation with the personnel representatives bodies

7.16. UPDATE ON ASSET DISPOSAL PROGRAM

Within four months from July 1 until today, Vivendi Universal will have announced asset sales worth €5 billion (excluding Vivendi Environnement), which includes €1.04 billion of debt taken over by the acquirers. This amount is in advance of its target of asset sales worth €5 billion to be made over nine months.

The consortium now formed by Thomas H. Lee and Bain Capital has signed an agreement with Vivendi Universal for the sale of Houghton Mifflin on the basis of a valuation of $1.66 billion, or around €1.7 billion.

For 2003, on the basis of prudent scenarios, Vivendi Universal expects to dispose of assets worth more than €7 billion (not including Vivendi Environnement). Vivendi Universal believes it will meet and even pass its target of €12 billion in disposals by the end of 2003.

Including Vivendi Environnement, the company expects to have sold assets worth around €7 billion by the end of the year and €16 billion by the end of 2004.

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The agreements concluded since July 1, 2002, some of them being subject to ongoing consultations, are as follows (amounts in enterprise value except Vinci, Lagardère and other assets in net asset value):

•	Vinci shares (€291 million)

•	the remaining 25% of the business to business press and health businesses (€150 million)

•	Lagardère shares (€44 million)

•	Groupe L’Express-L’Expansion and Comareg (€320 million)

•	Canal+ Technologies (€190 million)

•	Vizzavi (€143 million)

•	Telepiù (€893 million before adjustment for accounts payable)

•	European and Latin American publishing (€1.25 billion)

•	Houghton Mifflin ($1.66 billion, or approximately €1.7 billion)

•	Other assets (€30 million)

Vivendi Universal now has sufficient cash leeway to approach its next major maturity date in March 2003 with confidence. This date involves a maximum amount of €1.9 billion for the possible early redemption in cash of bonds issued by Vivendi Universal that can be converted into Vivendi Environnement shares.

In addition, the positive progress, to date, of the disposal program is leading the company to reconsider its financing structure. As a result, Vivendi Universal has asked for its banks to postpone the effective date of its €3 billion credit facility until November 25. In full cooperation with its banks, Vivendi Universal is reviewing the most appropriate financing for its current situation. (Please refer to section 7.6.3)

Lastly Vivendi Universal is not involved in any shareholder’s agreement in which specific rules may have an impact on the disposal program.

7.17. FINANCIAL STRATEGY

On September 25, 2002, the Company announced a net debt target of approximately €14 billion (excluding Cegetel, Maroc Télécom, Vivendi Environnement and USAi A and B preferred shares) as at December 31, 2002. This target does not include the effect of (i) the principle of proceeding with the sale of 50% of the Vivendi Environnement shares owned by Vivendi Universal (representing 20.20% of the capital stock of Vivendi Environnement), (ii) the issuance of a €1 billion mandatory redeemable bond which is contemplated, and (iii) the potential exercise by Vivendi Universal of its pre-emptive rights (partial or total) or disposal of its stake in Cegetel (whether the conditions of the offer which were turned down are improved). Among several options, if the Company decided to exercise its pre-emptive rights, this might be done through a Special Purpose Vehicle, which would be 100% controlled and consolidated by Vivendi Universal, and partially financed with a non-recourse loan.

7.18. COMMITMENTS

Vivendi Universal and its subsidiaries have various contingent liabilities relating to specific transactions and to certain guarantees given in the ordinary course of business, including performance and financial guarantees, surety bonds and other signature commitments. The main commitments are the following:

•	In connection with Vivendi Universal’s acquisition of the entertainment assets of USA Networks Inc., Mr Barry Diller and USA Interactive received 1.5% and 5.4% respectively of the share capital of Vivendi Universal Entertainment (VUE), the group formed by combining these assets and those of Universal Studios Group. At the same time, Vivendi Universal agreed put options on these holdings. Mr Barry Diller may exercise his option for an amount of $275 million. This amount may be repaid in cash or in Vivendi Universal’s shares. The option accorded to USA Interactive may be exercised on the eighth anniversary of the transaction, that is May 2010, at its fair market value. Furthermore, the agreement stipulates that Vivendi Universal must compensate USA Interactive for any additional tax liability resulting from the $1.6 billion cash payment to USA Interactive, that is likely to materialize in the event of the sale or the $1.6 billion facility repayment, without the prior consent of USA Interactive and within 15 years of the signing of the agreement, of any of the USA Interactive assets that were taken over by VUE. Also, without the prior consent of USA Interactive, VUE is not permitted to transfer any assets except in the normal course of operations as long as the Class A preferred shares issued by VUE have not matured, unless at least 50% of the proceeds of the sale are redeployed within VUE. The agreement also includes standard non-competition clauses in respect of Barry Diller and USA Interac-

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tive as well as Barry Diller’s participation on the Board of Directors and the designation by USA Interactive of a board member. Furthermore, certain of VUE’s assets have been pledged in connection with a $ 1,6 billion credit line.

•	In June 2002, Deutsche Bank sold 15.5% of the share capital of Vivendi Environnement that it held in the context of a financing granted to Vivendi Universal on June 12, 2002 through a “pension livrée”, a French repurchase arrangement. In addition, in order for Deutsche Bank to be in a position to deliver the same number of shares upon maturity of the French repurchase arrangement on December 27, 2002, Vivendi Universal effected a forward sale to Deutsche Bank of the same number of shares at the offer price.

•	On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal agreed to certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of U.S.$1 billion; however, any individual claim must exceed $10 million to qualify for indemnification and the purchasers would only receive indemnification for qualified claims which exceed $81.5 million in the aggregate. The Stock and Asset Purchase Agreement also provides for post-closing adjustments to the purchase price received by Vivendi Universal: it notably provides for adjustments depending on the spirits and wine business’s Closing Net Indebtedness and Closing Net Working Capital (as defined in the Stock and Asset Purchase Agreement) which have been settled to date.

•	The sale agreement relating to the sale of Vivendi Universal Publishing’s business-to-business and health divisions to Cinven carries a price adjustment clause reliant on the accounts of June 30, 2002 and a guarantee clause, valid until December 31, 2004, related to liabilities up to €500 million per division. Up to our knowledge, this guarantee has not been implemented to date.

•	To be added to these commitments are those contracted the last few years regarding the disposal of ODA to France Telecom and advertising activities of Avenir Havas Média to Group Decaux which will terminate on December 31, 2002 except for specific items.

•	One guarantee regarding the disposal of several office towers to Unibail will terminate on December 31, 2002 except for the related fiscal risks which expire after this date.

•	In connection with acquisition by SportFive of its 4 year right to broadcast English Premier League football matches, at a cost of €1 billion, Vivendi Universal has agreed to provide a guarantee limited to £200 million, 50% of which is covered by RTL Group.

•	In the normal course of business, Vivendi Universal and its subsidiaries provide specific guarantees to a bank and an insurance company which are cross-guarantee surety and performance bonds totaling $125 million that cover operating businesses in the United States.

•	The Verrechia family, which holds 19.7% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. This option may be exercised between July 1, 2007 and December 31, 2007. The estimated value of these shares is €70 million.

•	BNP Paribas, which holds 16% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. BNP Paribas has notified Vivendi Universal on July 5, 2002 of its intention to raise the put option to a price which amounts to around €57 million.

•	In connection with the sale of AOL Europe (AOLE) Category E preferred shares, Vivendi Universal entered into a total return swap agreement with the financial institution, which expires on October 30, 2003. Under the terms of the agreement, Vivendi Universal retains the financial risk for any instance where AOLE’s net available value is below $812 million as at March 31, 2003. AOLE’s net available value is contractually defined as “the fair value of AOLE and its subsidiaries assets and businesses (including their assets and liabilities, but excluding their indebtedness and other obligations for borrowed money, including guarantees) on a going concern basis, less its aggregate amount of indebtedness and other obligations for borrowed money (including guarantees) and the aggregate amount payable to the holders of any shares of AOLE capital stock ranking senior to Category E preferred shares upon a liquidation as at March 31, 2003”. The net available value of AOLE will be evaluated by two appraisers in April 2003. In the case of a 10% value difference, a third party appraiser will be appointed. At June 30, 2002, a provision of €0.3 billion has been recorded in case of a financial risk arising regarding the net available value of AOLE. A new total return swap is contemplated to be directly entered into among Cegetel Group and

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LineInvest, the entity which has also entered into the previous deal, for the number of preferred shares initially held by Cegetel Group (approximately US$541 million). This would reduce the total return swap of Vivendi Universal to the Canal+ Group’s share in the operation (approximately US$271 million). At this time, a certain number of changes would be made to the documentation; in particular, the rating trigger would be replaced with financial ratios similar to those currently being negotiated in the new €3 billion facility.

•	In connection with the purchase of Rondor Music International in 2000, there exists a contingent purchase price adjustment based on Vivendi Universal shares issued in connection with the purchase. The contingent price adjustment will be settled in 2005, or earlier, if Vivendi Universal’s share price falls below $37.50 for 10 consecutive days and the previous owners of Rondor request early settlement. The potential liability of Vivendi Universal under the terms of this agreement is limited to approximately $230 million. In recognition of the drop in the Vivendi Universal share price for 10 consecutive days, a provision was initially accounted concerning the acquisition cost of Seagram (€134 million) and completed with a further provision of €127 million on June 30,2002. Payment will be made on March 1, 2003.

•	In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

•	In connection with the development of the Universal Studios theme park in Orlando, Florida, Vivendi Universal assumed all commitments initially given by Seagram. These included a completion agreement that guaranteed the completion of three hotels, one of which remains to be completed, and a commitment to cover a proportionate share (25%) of the operating deficit, if any, of the hotels, capped at $30 million per year.

•	In connection with its equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal has entered into a €920 million security contract related to vendor financing arrangements, which was then reduced to €840 million. These arrangements, with several vendors, have been entered into to potentially finance amounts payable for network equipment up to a total amount of €2,7 billion. At the same time, a pledge of Xfera shares was provided to equipment vendors in connection with their financing contracts. To date we have no information on the schedule regarding the effective roll-out of the network. Lastly the Spanish authorities have received from Vivendi Universal a bank guarantee for an amount of €48 million.

•	In connection with its investment in Cinema Corporation International, Vivendi Universal has provided guarantees related to theatre rents for €151 million and bank facilities for approximately €250 million. The guarantee of the bank facility should be replaced through an inter company loan prior to December 31, 2002.

•	In connection with its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Société Nationale de Financement in Monaco the right to sell to Compagnie Monégasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 25, 2004, Société Nationale de Financement can put up to 29% of its interest in Monaco Telecom for €51 million or proportion thereof and its residual 16% interest at fair value. Between May 26, 2004 and December 31, 2009, Société Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be evaluated by two independent appraisers (one nominated by Vivendi Universal and the other by the Principality of Monaco) who will have two months to agree on a value. In the event an agreement is not reached, the two parties will jointly appoint a third appraiser. The estimated current value of this commitment is €75 million.

•	In connection with the sale of puts on its shares, Vivendi Universal had a commitment, as at October 28, 2002, to buy 2 million shares at exercise prices ranging from €73.77 to €76.09 until December 31, 2002 and 3.1 million shares at an exercise price of €50.50 in January and February 2003. Since January 1, 2002, 17.7 million of puts on Vivendi Universal’s own shares have been exercised by the third party to which the puts were sold.

•	In connection with the way it satisfies the exercise of stock options, in June 2001, Vivendi Universal entered into a

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call option to satisfy option exercises where the exercise price was above €75, at a fixed price, at the option of Vivendi Universal. Vivendi Universal will be able to acquire until December 11, 2008 at the latest, 22 million shares of which exercise price spreads out between €67.85 and €111.44. At the same time, Vivendi Universal also sold to the seller of the call 9.5 million treasury shares for an amount of €586 million to enable it to hold part of the total shares, which will allow the third party to have significant coverage necessary for its market risk management.

•	In connection with its interest in Maroc Telecom, Vivendi Universal and the Kingdom of Morocco contracted a reciprocal call and put option related to a 16% interest in Maroc Telecom currently held by the Kingdom of Morocco. The options can be exercised from September 1, 2003 to June 1, 2005 between the parties at their then fair value (currently estimated at €690 million), except if before September 1, 2003, the Kingdom of Morocco places this 16% interest with a third party investor or if Vivendi Universal exercises preemption rights. Moreover Vivendi Universal is committed to pledge its stake in Maroc Telecom for guaranteeing the payment of the above call option, if exercised.

•	Other guarantees for approximately €53 million. Furthermore, subsidiaries grant guarantees in the ordinary course of business. Vivendi Universal grants guarantees to financial institutions for its subsidiaries in their pursuit of the operational activity.

Significant commitments and contingent liabilities relating to our Environmental Services are as follows:

•	Vivendi Environnement provided a guarantee of £374 million to a group of investors in the form of an option to sell preferred shares in First Acqua (JV Co) Limited on the third anniversary of the signing of the agreement on March 7, 2005. Conversely, Vivendi Environnement holds an option to buy exercisable between the first and the fifth anniversaries of the signing of the purchase agreement of First Acqua (JV Co) Limited, or between March 7, 2003 and March 7 2007.

•	Vivendi Environnement provided a guarantee of €192 million in the context of the liabilities transferred on the sale of its Filtration and Separation division.

•	As part of their contractual obligations under concession agreements, Vivendi Environnement and its subsidiaries assume responsibility for the replacement of fixed assets in the publicly-owned utility networks they manage. The estimated replacement costs for which they are responsible over the remaining life of the contracts totals €2.4 billion as at December 31, 2001.

•	In the normal course of business, Vivendi Environnement and its subsidiaries provide specific guarantees that cover both prepayments received and operating/ performance obligations related to major contracts. These guarantees total €3.8 billion and largely concern performance guarantees issued by Vivendi Environnement or its subsidiaries directly to clients, or to financial institutions as counter guarantees, or to industrial customers for projects undertaken.

•	Vivendi Environnement has a potential obligation of approximately €613 million under the Berlin water contract to pay previous land owners, not indemnified by the Berlin government, who may present claims for payments.

•	Vivendi Environnement has provided to insurance companies guarantees up to a maximum of US$0.8 billion in order for them to issue Performance Bonds to the benefit of its American subsidiaries in respect of the pursuit of their activities (commitment guarantees, guarantees on returning sites to their original condition).

•	In connection with the capital restructure of Vivendi Environnement that took Vivendi Universal’s holding and voting rights in Vivendi Environnement below 50%, Mrs Esther Koplowitz, in an agreement signed June 17, 2002, agreed not to exercise the call option on the Vivendi Environnement’s holding in company B 1998 SL. In exchange, Vivendi Environnement granted Mrs Esther Koplowitz and her group of shareholders within company B 1998 SL preferential acquisition rights to Vivendi Environnement’s holding in company B 1998 SL in the event of a hostile takeover of Vivendi Environnement.

•	Other guarantees for approximately €70 million.

Significant commitments and contingent liabilities relating to our non-core businesses are as follows:

•	On December 19, 2000, Vivendi Universal finalized the sale of a 49.9% interest in Sithe North America to Exelon for approximately US$696 million, the net proceeds of which were approximately US$475 million. As a result of the transaction, Exelon became the controlling share-

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holder of Sithe and Vivendi Universal retained a minority interest of approximately 34%. Vivendi Universal’s remaining interest is subject to a put and call option. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. Under the terms of the contract, the price is subject to a cap and a floor.

•	A guarantee capped at €150 million extended by Vivendi Universal to Nexity in the context of the sale of its land and buildings businesses which occurred during the first half of 2002 and finishes on June 30, 2017.

•	In connection with the sale of its 50% stake in Vizzavi to Vodafone, Vivendi Universal has granted the usual type of guarantee in such transactions.

•	Various other pledges and guarantees to banks related to real estate operations, which individually range from €42,000 to €46 million and together total €271 million.

7.19. LITIGATION

Since the filing of the “document de référence”, management is not aware of any exceptional event or litigation seeking to impose liability on the company, which is likely to have or has had in the recent past a material effect on the Group’s financial position or earnings.

Vivendi Universal has been notified that a judicial investigation has been opened against an unnamed defendant (X) pertaining to the publication of false balance sheets for the fiscal years ending December 31, 2000 and December 31, 2001 as well as the release of false or misleading reports on Vivendi Universal’s prospects in 2001 and 2002. Vivendi Universal intends to join the litigation in the interest of the legal entity and to bring out the truth.

Vivendi Universal has also been notified that the US Attorney’s office for the southern district of New York has opened a preliminary criminal investigation. The US Securities and Exchange Commission’s Miami office will reportedly coordinate its own informal investigative activities into Vivendi Universal with the aforesaid investigation. Vivendi Universal intends to fully cooperate with the judicial proceedings and investigations opened.

American and French shareholders and holders of ADS shares have filed various “Class Action” suits against Vivendi Universal and some of its top managers in New York and California courts. These suits, which pertain to financial reporting, are being consolidated in a single court. The proceedings have just started and the court has not yet announced that it will accept the Class Action classification to date.

7.20. OUTLOOK

Vivendi Universal’s objectives are to create value and develop its entertainment operations, the production and creative businesses geared toward consumer production.

Vivendi Universal is one of the world’s leading groups and the leading European media and communications group. Entertainment (music, films, TV, games) is the heart of this business. Its excellent assets, the strong growth outlook of its businesses, the quality of its managerial teams, along with its creative talent and the strength of its exceptional brands (Universal and Canal+) will contribute to the development of all its operations and ensure that Vivendi Universal meets its primary objective of creating maximum value for all shareholders.

With the Cegetel group, Vivendi Universal also has a high-quality stake in the second largest French telecommunications operator, which is ready for strong growth in its business and its earnings.

7.21 VIVENDI UNIVERSAL THIRD QUARTER AND NINE MONTH REVENUES FOR 2002

The revenues of Vivendi Universal for the first nine months of 2002 amount to €44.5 billion (€22.4 billion for Vivendi Universal excluding Vivendi Environnement), up 9% from the comparative 2001 period. On a pro forma basis(1), revenue growth was 5%. For the third quarter ended September 30, 2002, the company generated revenue of €7.4 billion, excluding Vivendi Environnement, up 1% compared to

(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP’s Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or divested businesses in each year presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

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the same period last year. On a pro forma basis, revenues were down 4%.

THIRD QUARTER 2002 BUSINESS UNIT HIGHLIGHTS

Revenue Results for Businesses owned more than 50%

Music: Universal Music Group’s (UMG’s) revenues were down 9% to €1.3 billion, reflecting primarily the strength of the euro against the U.S. dollar. On a constant currency basis, revenues were down 2%. Sales of recorded music increased slightly in constant currency terms but were offset by higher provisions for returns and lower manufacturing revenue. Best sellers in the period included new releases from Bon Jovi, Eve and India.Arie and a Spanish language release from Enrique Iglesias.

UMG increased its global market share in a difficult period for the music industry. The U.S., the world’s largest music market, saw an industry decline of 12.4% in the quarter as measured by SoundScan, while UMG’s share of current albums increased to an unprecedented 31.4%.

Vivendi Universal Publishing (VUP): Vivendi Universal Publishing (VUP) reported third quarter revenue of €1.2 billion, essentially flat year-on-year on a pro forma basis and a 5% growth year-to-date, excluding the B to B and Health divisions sold in June 2002. The Games division reported 22% revenue growth, due primarily to the Warcraft III launch on PC in July 2002 and the success of The Thing and Crash Bandicoot on console. The Publishing division reported a slight decline in revenue offsetting part of first half of the year advance, due to adverse movements in foreign exchange rates impacting North America and Latin America.

Vivendi Universal Entertainment (VUE): VUE achieved 7% actual (non-comparable) revenue growth in the third quarter, principally due to the impact of the acquisition of the entertainment assets of USA Networks, Inc. on May 7, 2002. On a pro forma basis, VUE reported a 24% revenue decline in the quarter (14% decline on a constant currency basis) primarily due to fewer theatrical releases. The 2001 results included revenue from Jurassic Park III, American Pie II, The Fast and the Furious, Bridget Jones’s Diary and The Mummy Returns, compared to a lighter release schedule in 2002, which included such theatrical releases as The Bourne Identity, Blue Crush and About a Boy. Lower attendance at the theme parks, as compared to the same quarter in 2001, also contributed to the decline in revenues for the quarter.

CANAL+ Group: CANAL+ Group reported a 5% revenue growth during the third CANAL+ quarter, reaching €1.2 billion, mainly driven by subscriber portfolio growths at CanalSatellite, Canal+ Nordic and NCNuméricâble, and partially offset by lower performances from StudioCanal and Canal+ Technologies. Globally, subscriptions increased by 5% to 16.6 million at the end of September. Digital subscribers grew 10% year-over-year to 6.8 million. Revenues were essentially flat for the quarter at Canal+ France. The French digital platform CanalSatellite recorded an 11% growth of its revenues in the third quarter, driven by higher subscriptions, combined with flat ARPU (average revenue per user); its subscription base grew by 13% over one year, reaching 2.159 million individual and collective subscriptions at the end of September.

Internet: In the third quarter, Vivendi Universal’s Internet businesses reported revenues of €31 million, down 9% compared to the same period in 2001. On a pro forma basis, Internet revenues fell by 33%, largely due to business restructuring, company downsizing and declining online advertising revenues for U.S. properties.

Vivendi Telecom International (excludes Maroc Telecom): Vivendi Telecom International (VTI) reported third quarter revenue of €108 million, up from €73 million in the prior year comparable period. This significant improvement primarily reflects the full consolidation of Kencell (Kenya) in December 2001.

Revenue Results for Businesses Owned Less Than 50%

Cegetel: For the third quarter of 2002, Cegetel reported revenue growth of 9% to €1.8 billion, reflecting the strong performance of both the mobile and fixed telephony services divisions. At SFR, revenues increased 8% and the customer base (including SRR, its subsidiary in La Reunion, an overseas department of France) grew to 13.2 million customers. ARPU from prepaid customers increased 19% to €24, and ARPU from postpaid customers increased 1% to €59.1. Revenues for Cegetel’s fixed telephony services division increased 11% in the quarter, mainly due to local traffic opened to competition since January 1, 2002.

Maroc Telecom: Maroc Telecom’s revenues increased 18% in the quarter due to strong mobile prepaid customer growth combined with slight growth in fixed revenues.

Vivendi Environnement: As reported by Vivendi Environnement in its November 7, 2002 press release, consolidated revenue for core businesses for the first nine months of 2002

Vivendi Universal

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increased 6.9% to €20.5 billion compared with €19.2 billion for the prior year period. Internal growth in core businesses was 5.6%. Taking into account the disposal of non-core businesses, revenue amounted to €22.2 billion, up 4.5%.

Vivendi Environnement, in which Vivendi Universal has announced its intent to sell half of its interest by private agreement, also released for the first nine-months of 2002, 6% growth in EBIT for core businesses to €1,297 million (at constant exchange rates) and “capacité d’autofinancement” (French GAAP cash flow measurement) up 19% to €1,997 million. (For additional information please refer to the press release available on Vivendi Environnement’s website at: vivendienvironnement.com).

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Vivendi Universal

Preliminary Revenues
(French GAAP, unaudited)
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	Third Quarter Ended September 30,

	Actual			Pro Forma(1)
(In millions of euros)	2002	2001	% Change	2002	2001	% Change

Revenues
Music	1,328	1,459	-9%	1,328	1,459	-9%
Publishing	1,211	1,401	-14%	1,211	1,218	-1%
Vivendi Universal Entertainment (VUE)	1,291	1,208	7%	1,291	1,692	-24%
CANAL+ Group & Other	1,167	1,116	5%	1,167	1,126	4%
Internet	31	34	-9%	31	46	-33%
Vivendi Telecom International (VTI)	108	73	48%	108	73	48%
Non-Core Businesses	28	23	22%	28	23	22%

Greater than 50% owned	5,164	5,314	-3%	5,164	5,637	-8%

Cegetel	1,804	1,661	9%	1,804	1,661	9%
Maroc Telecom	399	339	18%	399	339	18%

Less than 50% owned	2,203	2,000	10%	2,203	2,000	10%

Vivendi Universal (excluding Vivendi Environnement)	7,367	7,314	1%	7,367	7,637	-4%

	Nine Months Ended September 30,

	Actual			Pro Forma(1)
(In millions of euros)	2002	2001	% Change	2002	2001	% Change

Revenues
Music	4,201	4,445	-5%	4,201	4,445	-5%
Publishing	3,352	3,012	11%	2,883	2,756	5%
Vivendi Universal Entertainment (VUE)	4,442	3,367	32%	5,070	4,820	5%
CANAL+ Group & Other	3,511	3,282	7%	3,511	3,356	5%
Internet	118	80	48%	118	135	-13%
Vivendi Telecom International (VTI)	341	170	101%	341	170	101%
Non-Core Businesses	80	80	0%	80	80	0%

Greater than 50% owned	16,045	14,436	11%	16,204	15,762	3%

Cegetel	5,246	4,677	12%	5,246	4,677	12%
Maroc Telecom	1,115	704	58%	1,115	1,042	7%

Less than 50% owned	6,361	5,381	18%	6,361	5,719	11%

Vivendi Universal (excluding Vivendi Environnement)	22,406	19,817	13%	22,565	21,481	5%
Vivendi Environnement	22,135	21,194	4%	22,135	21,194	4%

Vivendi Universal	44,541	41,011	9%	44,700	42,675	5%

(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP’s Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or divested businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

Vivendi Universal

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Y00498

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